Exhibit 99.1

PetroChina
2016
PETROCHINA COMPANY LIMITED
ANNUAL REPORT
Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code 601857

PetroChina

2016 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

PetroChina
2016 ANNUAL REPORT
PETROCHINA COMPANY LIMITED

PetroChina

CONTENTS

002	IMPORTANT NOTICE

003	CORPORATE PROFILE

006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

015	CHAIRMAN’S REPORT

018	BUSINESS OPERATING REVIEW

024	DISCUSSION AND ANALYSIS OF OPERATIONS

037	SIGNIFICANT EVENTS

047	CONNECTED TRANSACTIONS

056	CORPORATE GOVERNANCE

070	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

072	DIRECTORS’ REPORT

084	REPORT OF THE SUPERVISORY COMMITTEE

089	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

105	RELEVANT INFORMATION ON CORPORATE BONDS

111	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

FINANCIAL STATEMENTS

114	RELEVANT INFORMATION ON CORPORATE BONDS

198	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

269	CORPORATE INFORMATION

273	DOCUMENTS AVAILABLE FOR INSPECTION

274	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2016 Annual Report has been approved at the second meeting of the Board of Directors in 2017. Mr. Shen Diancheng, a non-executive Director, Mr. Liu Hongbin, a non-executive Director and Mr. Zhao Zhengzhang, an executive Director were absent from the second meeting of the Board in 2017, but had separately authorised Mr. Yu Baocai, a non-executive Director, Mr. Liu Yuezhen, a non-executive Director and Mr. Xu Wenrong, a non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr. Wang Yilin, Chairman of the Company, Mr. Wang Dongjin, Vice Chairman and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2016, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

In return for the shareholders, the second meeting of the Board in 2017 recommends a final cash dividend of RMB0.03801 yuan (inclusive of applicable tax) per share for 2016 to all shareholders, based on the total share capital of the Company as at December 31, 2016, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.01801 yuan per share (based on 45% of the net profit of the Group for the second half of 2016) together with an additional final special dividend of RMB0.02 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2016 annual general meeting to be held on June 8, 2017.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) (the “Company Law”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Stock Exchange of Hong Kong limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Wang Yilin
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6270
Facsimile:	86(10) 6209 9557
Email Address:	jh_dong@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

003

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	jh_dong@petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet website publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004

Other relevant information:

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Gong Weili, CPA
Duan Yuhua, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

				Unit: RMB Million
	As at or for the year ended December 31
Items	2016	2015	2014	2013	2012
Revenue	1,616,903	1,725,428	2,282,962	2,258,124	2,195,296

Profit from operations	60,635	79,252	169,833	188,642	174,519

Profit before income tax expense	45,140	57,815	156,759	178,063	166,811

Income tax expense	(15,768)	(15,726)	(37,731)	(35,789)	(36,191)

Profit for the year	29,372	42,089	119,028	142,274	130,620

Attributable to:

Owners of the Company	7,857	35,517	107,172	129,599	115,326

Non-controlling interest	21,515	6,572	11,856	12,675	15,294

Basic and diluted earnings per share attributable to owners of the Company (RMB)(1)	0.04	0.19	0.59	0.71	0.63

Total current assets	381,665	349,344	391,308	430,953	392,805

Total non-current assets	2,014,986	2,044,500	2,014,165	1,911,157	1,776,091

Total assets	2,396,651	2,393,844	2,405,473	2,342,110	2,168,896

Total current liabilities	499,263	471,407	579,829	645,489	574,748

Total non-current liabilities	524,653	578,403	507,863	426,686	413,400

Total liabilities	1,023,916	1,049,810	1,087,692	1,072,175	988,148

Equity

Attributable to:

Owners of the Company	1,189,024	1,179,716	1,175,894	1,132,735	1,064,010

Non-controlling interest	183,711	164,318	141,887	137,200	116,738

Total equity	1,372,735	1,344,034	1,317,781	1,269,935	1,180,748

Other financial data

Capital expenditures	172,386	202,238	291,729	318,696	352,516

Net cash flows from operating activities	265,179	261,312	356,477	288,529	239,288

Net cash flows used for investing activities	(175,887)	(215,879)	(290,838)	(266,510)	(332,226)

Net cash flows (used for) / from financing activities	(67,007)	(45,439)	(44,312)	(12,239)	75,356

Return on net assets (%)	0.7	3.0	9.1	11.4	10.8

Note:

(1)	As at December 31, 2012, 2013, 2014, 2015 and 2016 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

006

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

			Unit: RMB million
Items	For the year 2016	For the year 2015	Changes from the preceding year to this year (%)	For the year 2014
Operating income	1,616,903	1,725,428	(6.3)	2,282,962

Operating profit	48,874	56,430	(13.4)	153,877

Net profit attributable to equity holders of the Company	7,900	35,653	(77.8)	107,173

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	2,634	18,394	(85.7)	110,076

Net cash flows from operating activities	265,179	261,312	1.5	356,477

Weighted average returns on net assets (%)	0.7	3.0	(2.3 percentage points )	9.3

Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21

Basic earnings per share (RMB)	0.04	0.19	(77.8)	0.59

Diluted earnings per share (RMB)	0.04	0.19	(77.8)	0.59

Items	As at the end of 2016	As at the end of 2015	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2014
Total assets	2,396,950	2,394,094	0.1	2,405,376

Equity attributable to equity holders of the Company	1,189,319	1,179,968	0.8	1,176,010

(2) Key financial indicators by quarter

	Unit: RMB million
Items	First Quarter 2016	Second Quarter 2016	Third Quarter 2016	Fourth Quarter 2016
Operating income	352,830	386,237	411,370	466,466

Net (loss)/ profit attributable to equity holders of the Company	(13,786)	14,314	1,196	6,176

Net (loss)/ profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(13,585)	4,094	448	11,677

Net cash flows from operating activities	61,032	50,810	79,075	74,262

007

(3) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2016
Net profit/loss on disposal of non-current assets	(8,119)

Government grants recognised in the current period income statement (i)	5,779

Net profit/loss on disposal of available-for-sale financial assets	184

Reversal of provisions for bad debts against receivables	62

Net profit/loss on disposal of subsidiaries	24,674

Other non-operating income and expenses	(4,146)

18,434

Tax impact of non-recurring profit/loss items	(2,972)

Impact of non-controlling interests	(10,196)

Total	5,266

(i)	Government grants comprise the refund of value-added tax of RMB3,215 million as it is imposed, relating to the change from business tax to value-added tax.

(4) Items to which fair value measurement is applied

			Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	524	906	382	184

3. Differences between CAS and IFRS

The consolidated net profit for the year under IFRS and CAS were RMB29,372 million and RMB29,414 million respectively, with a difference of RMB42 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,372,735 million and RMB1,373,028 million respectively, with a difference of RMB293 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

	Unit: Shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	—	—	—	—	—	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

2. Issue and Listing of Securities

(1) Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Information on Corporate Bonds” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

009

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2016 was 580,496, consisting of 573,304 holders of A shares and 7,192 registered holders of H shares (including 223 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

The total number of shareholders of the Company as at February 28, 2017 was 570,210, including 563,058 holders of A shares and 7,152 registered holders of H shares (including 217 registered holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.01	157,409,693,528	(1)	-624,000,000	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.40	20,859,567,068	(3)	10,889,461	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.612	1,119,324,609		109,572,112	0	0
China Baowu Steel Group Corporation Limited(4)	State-owned legal person	0.341	624,000,000		624,000,000	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		0	0	0
Hong Kong Securities Clearing Company Limited (HKSCC)(5)	Overseas legal person	0.024	43,700,103		27,355,044	0	0
Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	Other	0.020	36,014,403		604,475	0	0
National Social Security Fund-112 Portfolio	State-owned legal person	0.014	26,085,157		26,085,157	0	0
Abu Dhabi Investment Authority	Other	0.010	18,574,799		12,143,223	0	0
China Construction Bank Corporation-Shanghai 180 Index ETE Securities Investment Fund	Other	0.007	13,135,696		-657,460	0	0

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Formerly Baosteel Group Corporation, which was renamed as China Baowu Steel Group Corporation Limited on November 17, 2016.
(5)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

010

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	157,409,693,528	(1)	A Shares
2	HKSCC Nominees Limited	20,859,567,068		H Shares
3	China Securities Finance Corporation Limited	1,119,324,609		A Shares
4	China Baowu Steel Group Corporation Limited	624,000,000		A Shares
5	Central Huijin Asset Management Co., Ltd.	206,109,200		A Shares
6	HKSCC	43,700,103		A Shares
7	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	36,014,403		A Shares
8	National Social Security Fund-112 Portfolio	26,085,157		A Shares
9	Abu Dhabi Investment Authority	18,574,799		A Shares
10	China Construction Bank - Shanghai 180 Index ETE Securities Investment Fund	13,135,696		A Shares

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Construction Bank Corporation respectively, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

011

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2016, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

						Unit: Shares
Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	157,409,693,528	(L)	Beneficial Owner	97.21	86.01
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
	H Shares	1,454,633,675	(L)	Interest of Corporation	6.89	0.79

BlackRock, Inc. (2)		7,669,600	(S)	Controlled by the Substantial Shareholder	0.04	0.004
JPMorgan Chase & Co. (3)	H Shares	1,377,654,364	(L)	Beneficial Owner/ Investment Manager/ Trustee (other than Bare Trustee) / Custodian Corporation/ Approved Lending Agent	6.52	0.75

		144,027,016	(S)	Beneficial Owner	0.68	0.08

		773,135,295	(LP)	Custodian Corporation/ Approved Lending Agent	3.66	0.42

(L) Long position    (S) Short position    (LP) Lending pool

Note: (1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,454,633,675 H shares (long position) and 7,669,600 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 603,532,969 H shares (long position) and 144,027,016 H shares (short position) were held in its capacity as beneficial owner, 961,000 H shares (long position) were held in its capacity as investment manager, 25,100 H shares (long position) were held in its capacity as trustee (other than bare trustee), and 773,135,295 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,377,654,364 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee (other than bare trustee) and custodian corporation/approved lending agent.

012

As at December 31, 2016, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company .. CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Wang Yilin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2016, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. The Group will adhere to its steady development guidelines, fully implement its strategies, namely, resources, markets, internationalisation and innovation. In balancing the dynamics on both the international and domestic fronts, CNPC put more focus on quality and profitability, gave priority to the development of oil and gas businesses. It further promoted the guidelines of increasing income, reducing expenditure, reducing costs and improving efficiency. As a result of these efforts, CNPC maintained the safe and steady operation of production and its overall strength was further increased.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

013

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Wang Yilin Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2016 for your review.

In 2016, the global economic recovery was slow, and China’s economy experienced the same situation but tended to be stable, with the overall developments maintained within a reasonable range. The overall supply and demand in the global oil and gas market was generally relaxed and the international oil prices kept fluctuating at a low level. Despite the complicated and severe domestic and international economic environment, the Group adhered to steady development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, adjusted and optimised its production and operation based on market changes, continuously reformed and renovated on management models and improved operating systems, intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, and reinforced the base of safety and environmental protection. As a result, the production and operation of the Group was stable and under control and the operating results were better than the expectations. In 2016, due to such factors as the fall in the prices of crude oil, natural gas and refined products as compared with last year, the Group achieved a revenue of RMB1,616,903 million, representing a decrease of 6.3% as compared with last year, and the net profit attributable to owners of the Company was RMB7,857 million, representing a decrease of 77.9% as compared with last year.

015

Business Prospects

In 2017, the global economy is expected to continue to recover moderately. As the global oil market gradually tends to be balanced, the international oil price is likely to rebound, but may still involve relatively great uncertainty. China’s economy is expected to keep growing in a moderately stable way, the consumption demand for oil and gas in China maintains a growth momentum as a whole, profound changes take place in the oil and gas market and the growth drive generates from the accelerated major strategies such as the The Belt and Road Initiative, reforms in energy pricing and the oil and gas systems, which creates opportunities for the organisation of production and the development of markets by the Group and facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, fully implement its four major strategies regarding resources, markets, internationalisation and innovation, place an emphasis on the development of its oil and gas business, continuously optimise its business layout and asset structure, improve the operation efficiency and profit of its oil and gas business chains, and vigorously broaden its source of income, reduce expenditures, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve market competitiveness.

In respect of exploration and production, the Group will adhere to prioritising its strategy of resources and put great efforts to increase reserves and achieve stable production of oil. With regards to its oil and gas exploration, the Group will focus on the major basins and key series and strata, make efforts to raise the exploration investment efficiency, achieve substantial high-quality reserves and consolidate the resource base. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, and in light of its effort in capacity building as well as changes in seasons and oil prices, optimise the plan and its production and operation organisation, cut down resource acquisition costs, and continue to enhance economic output. The Group will advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and continue to keep output and profit stable. In 2017, the Group expects its crude oil output to be 879.0 million barrels and gas output to be 3,276.2 billion cubic feet, totally equivalent to 1,425.2 million barrels.

In respect of refining and chemicals, the Group will carry out overall management of profit, market and resource, make a scientific and reasonable arrangement for processing load, effectively optimise the raw material structure, facility operation and product mix, reasonably reduce the diesel-gasoline ratio and increase the output of high-profitability and high-value-added products. The Group will pay close attention to the chemical product market trend, promote a close combination of production, marketing, research and utilisation, and enhance market cultivation so as to increase sales and boost profit. The Group will push forward the construction of key projects in a well-paced and orderly way, improve oil product quality upgrade, and continuously improve its sustainable development ability and profitability. In 2017, the Group expects its crude oil processing output to be 1,016.7 million barrels.

016

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the connection between production and marketing and enhance overall profit. The Group will deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricating oil and natural gas, emphasise high-profitability and high-end markets, improve fuel cards activities, stimulate the non-oil business development by developing value-added services based on convenient stores, push forward revenue increase and profit creation from such high-added-value products as lubricating oil, and develop natural gas filling terminals in an orderly manner. The Group will accelerate the construction of its sales network in a multi-channel and diversified manner, promote the quality upgrade of service stations, realise targeted sales through IT means and continuously enhance its profitability and market competitiveness.

In respect of natural gas and pipeline, the Group will devote efforts to creating a strategic and value-oriented natural gas business chain, continue to optimise the pipeline operation management, carry out overall management of the production, import, storage, transportation and marketing links, effectively develop the business of storage and sale on a commission basis, form a pipeline network system featuring effective operation, flexible scheduling and stable safety, optimise the resource structure and user structure, formulate customer-oriented and flexible marketing strategies and business modes, make advance preparation for the development of markets along the newly-built pipelines, and reinforce the connection between resources and market. The Group will continue to push forward the construction of key pipelines, reinforce the construction of gas branches and terminal facilities, and actively participate in the online trading via Shanghai Oil and Gas Exchange as a way to push forward the diversification of natural gas trading modes.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase scale and strength as well as profit contribution. The Group will optimise cooperation projects, innovate the assets and capital operation modes, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production, make overall arrangements for import and export structures as well as domestic and foreign resources, optimise the trading structure and network layout, and improve the operation level and the capability to create profit.

Wang Yilin

Chairman

Beijing, the PRC

March 30, 2017

017

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

The supply in the international crude oil market was ample in 2016. International oil prices moved up a little after reaching the bottom, fluctuating at a low level in general. The annual average spot price of North Sea Brent crude oil was US$43.73 per barrel in 2016, representing a decrease of 16.5% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$43.34 per barrel, representing a decrease of 11.0% as compared with last year. The average spread between WTI and North Sea Brent further narrowed, with repeated reversals in the year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2016 was 197.71 million tons, representing a decrease of 7.3% as compared with last year.

(2) Refined Products Market

In 2016, the growth in the domestic consumption of refined products slowed down with less demand for gasoline than expected and further reduced demand for diesel. The situation of excessive supply in domestic refined products became severe. The quantity of imported and processed crude oil, operating capacity, market shares of local refineries increased significantly, leading to fiercer market competition. The net exports of refined products continued to increase.

According to the information of NDRC, domestically processed crude oil amounted to 523.72 million tons in 2016. Domestic output of refined products was 323.72 million tons. The consumption of refined products was 289.48 million tons. The domestic gasoline and diesel prices were adjusted 15 times in 2016. As a result, the reference gasoline price, in aggregate, increased by RMB1,015 yuan per ton and the reference diesel price, in aggregate, increased by RMB975 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2016, the domestic demand for chemical products grew at a steady rate while there were relatively less import sources and most domestic chemical enterprises were under intensive maintenance, which resulted in the booming supply and demand of the chemical market. As the crude oil price continued to fluctuate at a low level, the profitability and competitiveness of petrochemical enterprises were enhanced. The prices of chemical products experienced a slight fall at the beginning of the year and kept moving up in the middle of the year. The overall performance of the chemical products market was good.

018

(4) Natural Gas Market

In 2016, the domestic output of natural gas grew steadily, but the growth rate continued to fall. The natural gas imports increased rapidly. The demand for natural gas continued to grow at a medium-low speed. The overall supply in the market was ample. The PRC sped up the marketisation of natural gas, promulgated regulatory policies on pipeline transportation prices and fully liberated the price of natural gas used for production of chemical fertilizers. Shanghai Oil and Gas Exchange was formally launched for on-line operation, bringing market into a stronger position in determining prices.

According to the information of NDRC, domestic output of natural gas reached 137.1 billion cubic metres in 2016, representing an increase of 1.5% as compared with last year; natural gas imports amounted to 72.1 billion cubic metres, representing an increase of 17.4% as compared with last year; and the apparent consumption of natural gas was 205.8 billion cubic metres, representing an increase of 6.6% as compared with last year.

2. Business Review

(1) Exploration and Production

Domestic Exploration

In 2016, the Group focused on obtaining reserves with economies of scale and implemented intensified pre-exploration and precise exploration in key basins and favourable zones. Steady progress was made in oil exploration. Six oil reserve zones, each of hundred million tons scale, were discovered and confirmed one after another in Changqing, Xinjiang and other regions. Outstanding results in gas exploration were also achieved. Five gas reserve zones, each of hundred billion cubic meters scale, were discovered and confirmed in the Tarim Basin and other regions.

Domestic Development and Production

In 2016, based on oil prices and market changes, the Group continuously optimised its development plan and capacity structure, pushed forward the capacity construction in key areas, improved accurate description of oil reserves and fine water injection to achieve an effective control of natural decline and ensure the overall results of development. With regard to the natural gas business, emphasis was put on key gas areas. The Group organised its production and operation in a scientific manner, maintaining a continuous growth in the output of natural gas. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The Moxi-Longwangmiao gas field project with an annual capacity of 11 billion cubic meters in the Sichuan-Chongqing gas area and related complementary facilities, as well as the Changning-Weiyuan National-level Demonstrative Shale Gas Development Area were fully completed. In 2016, the domestic business achieved a crude oil output of 763.8 million barrels, representing a decrease of 5.3% as compared with last year, and a marketable natural gas output of 3,008.3 billion cubic feet, representing an increase of 3.6% as compared with last year, with an oil and natural gas equivalent output of 1,265.3 million barrels, representing a decrease of 1.9% as compared with last year.

019

Overseas Oil and Gas

In 2016, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to consolidate and develop its five major oil and gas cooperation areas, insisting on discovering quality reserves that are quickly available for use and focusing on profitable exploration. In relation to oil and gas development, the Group intensified production management and pushed forward key capacity construction, thus achieving a steady production of oil and gas. In 2016, the oil and gas equivalent output from overseas operations reached 201.3 million barrels, representing a decrease of 1.1% as compared with last year, representing 13.7% of the total oil and natural gas equivalent of the Group.

In 2016, the Group’s total crude oil output reached 920.7 million barrels, representing a decrease of 5.3% as compared with last year. The marketable natural gas output reached 3,274.5 billion cubic feet, representing an increase of 4.6% as compared with last year. The oil and natural gas equivalent output amounted to 1,466.6 million barrels, representing a decrease of 1.8% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 340.2 million acres, among which the area of exploration right was 311.3 million acres and the area of mining right was for 28.9 million acres. The number of net wells in the process of being drilled was 436. The number of wells with multiple completion during the current reporting period was 7,133.

020

Summary of Operations of the Exploration and Production Segment

	Unit	2016	2015	Year-on-year change (%)
Crude oil output	Million barrels	920.7	971.9	(5.3)
of which: domestic	Million barrels	763.8	806.3	(5.3)
overseas	Million barrels	156.9	165.6	(5.3)
Marketable natural gas output	Billion cubic feet	3,274.5	3,131.0	4.6
of which: domestic	Billion cubic feet	3,008.3	2,903.6	3.6
overseas	Billion cubic feet	266.2	227.4	17.0
Oil and natural gas equivalent output	Million barrels	1,466.6	1,493.9	(1.8)
of which: domestic	Million barrels	1,265.3	1,290.4	(1.9)
overseas	Million barrels	201.3	203.5	(1.1)
Proved reserves of crude oil	Million barrels	7,438	8,521	(12.7)
Proved reserves of natural gas	Billion cubic feet	78,712	77,525	1.5
Proved developed reserves of crude oil	Million barrels	5,176	6,196	(16.5)
Proved developed reserves of natural gas	Billion cubic feet	40,664	40,406	0.6

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2016, based on market demand, the Group made scientific arrangements for its refining and processing routines and production pace, adjusted and optimised the structures of resources and products, reasonably reduced the diesel-gasoline ratio from 1.68 last year to 1.40 this year, increased the output of highly profitable chemical products, and launched a number of new chemical products to the market, representing an increase of 3.6% in the output of chemical commodities as compared with last year. The Group increased the processing workload of high-efficiency facilities and organised overhauls and maintenance in non-peak hours to achieve safe, efficient and stable operation. Grasping the opportunities when the market took a turn for the better, the Group made a timely adjustment to its chemical products marketing strategy and developed new e-commerce platforms. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2016, the Group processed 953.3 million barrels of crude oil, representing a decrease of 4.5% as compared with last year. Among that, 684.5 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 71.8%, which was a result of good synergy. In 2016, the Group produced 86.022 million tons of refined products, representing a decrease of 6.4% as compared with last year, and 5.589 million tons of ethylene, representing an increase of 11.1% as compared with last year.

The Group pushed forward its key refining and chemicals projects in an orderly manner. The Yunnan Petrochemical project was in the process of production preparation. The construction of oil product quality upgrade and reform projects were completed as scheduled.

021

Summary of Operations of the Refining and Chemicals Segment

	Unit	2016	2015	Year-on-year change (%)
Processed crude oil	Million barrels	953.3	998.1	(4.5)
Gasoline, kerosene and diesel output	’000 ton	86,022	91,933	(6.4)
of which: Gasoline	’000 ton	33,275	32,258	3.2
Kerosene	’000 ton	6,058	5,493	10.3
Diesel	’000 ton	46,689	54,182	(13.8)
Crude oil processing load	%	80.3	84.2	(3.9 percentage points )
Light products yield	%	78.9	79.1	(0.2 percentage points )
Refining yield	%	93.5	93.8	(0.3 percentage points )
Ethylene	’000 ton	5,589	5,032	11.1
Synthetic Resin	’000 ton	9,078	8,215	10.5
Synthetic fibre materials and polymers	’000 ton	1,410	1,348	4.6
Synthetic rubber	’000 ton	760	713	6.6
Urea	’000 ton	1,900	2,566	(26.0)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2016, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and the fluctuation at a low level of market prices, including making an overall planning for domestic and overseas markets and making scientific allocation of oil products resources, so as to maximise profits while ensuring the smoothness of the whole business chain. The Group took active steps to adapt to changes in market competition and customer demand, strengthened the integrated marketing of refined products, fuel cards, non-oil business and lubricants, carried out various promotion activities, launched an APP called Zhong You Hao Ke E station for mobile phones, promoted mobile payments and strengthened the marketing of non-oil businesses. The Group kept elevating the sales capabilities of single stations. The marketing network was further improved with approximately 181 new service stations. The total number of service stations operated by the Group reached 20,895.

International Trading Operations

In 2016, in terms of the international trading operations, the Group coordinated and optimised export and import resources, put stress on the synergies, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

022

Summary of Operations of the Marketing Segment

	Unit	2016	2015	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	159,107	160,097	(0.6)
of which: Gasoline	’000 ton	62,406	60,651	2.9
Kerosene	’000 ton	16,533	14,683	12.6
Diesel	’000 ton	80,168	84,763	(5.4)
Market share in domestic retail market	%	38	39	(1 percentage point )
Number of service stations	Units	20,895	20,714	0.9
of which: owned service stations	Units	20,101	19,982	0.6
Sales volume per service station	Ton/day	10.46	10.55	(0.9)

(4) Natural Gas and Pipeline

In 2016, based on market needs and seasonal changes, the Group adjusted the pace of domestic production of natural gas, optimised the importation of gas and LNG, enhanced its capabilities of peak regulation to ensure balance among various business chain resources. The Group organised oil and gas allocation and transportation in a scientific manner, optimised the operation and management of oil and gas network pipelines, enhanced the operating efficiency of pipelines. With respect to sales of natural gas, the Group proactively responded to the general relaxed demand and supply in the market, took flexible promotion measures, continued to develop the key high-profitability markets, pushed forward the use of gas by feeder pipelines and new users, and continuously improved the quality and profitability of its marketing activities. The Group continued to improve the construction of its pipeline network. The construction of the East of the Third West-East Gas Pipeline and other projects was completed and put into operation, and the construction of the Fourth Shaanxi-Beijing Gas Pipeline and other projects was commenced. The Group pushed forward the reform of its systems relating to natural gas sales and pipeline businesses and completed the integration of terminal capacities, laying a solid foundation for elevating its natural gas marketing ability.

As at the end of 2016, the Group’s domestic oil and gas pipelines measured a total length of 78,852 km, consisting of 49,420 km of natural gas pipelines, 18,872 km of crude oil pipelines and 10,560 km of refined product pipelines.

023

Wang Dongjin   Vice Chairman and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2016, the Group achieved a revenue of RMB1,616,903 million, representing a decrease of 6.3% as compared with last year. Net profit attributable to owners of the Company was RMB7,857 million, representing a decrease of 77.9% as compared with last year. Basic earnings per share were RMB0.04 yuan, representing a decrease of RMB0.15 yuan as compared with last year.

024

Revenue The revenue decreased by 6.3% from RMB1,725,428 million for 2015 to RMB1,616,903 million for 2016. This was primarily due to the combined effects of the decreasing selling prices of oil and gas products, and the changes in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2016 and 2015, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2016	2015	Percentage of Change (%)	2016	2015	Percentage of Change (%)
Crude oil*	100,108	101,620	(1.5)	1,881	2,134	(11.9)

Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	1,832.05	1,581.10	15.9	1,097	1,371	(20.0)

Gasoline	62,406	60,651	2.9	5,725	5,972	(4.1)

Diesel	80,168	84,763	(5.4)	4,127	4,503	(8.3)

Kerosene	16,533	14,683	12.6	2,869	3,334	(13.9)

Heavy oil	22,952	15,635	46.8	1,892	2,439	(22.4)

Polyethylene	4,764	4,270	11.6	7,981	8,202	(2.7)

Lubricant	1,122	1,150	(2.4)	7,424	8,234	(9.8)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 5.5% from RMB1,646,176 million for 2015 to RMB1,556,268 million for 2016, of which:

Purchases, Services and Other Purchases, services and other decreased by 9.2% from RMB1,056,795 million for 2015 to RMB959,640 million for 2016. This was primarily due to the fact that (1) the Group’s expense for purchasing oil and gas products was reduced as a result of the oil and gas price drop, and (2) the optimisation of production and operation reduced certain purchase costs.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) were RMB117,662 million for 2016, representing a decrease of 0.4% from RMB118,082 million for 2015, primarily due to the fact that the Group kept improving its efficiency-based remuneration system, exerted a strict control of the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses amounted to RMB18,576 million for 2016, roughly the same as the expenses of RMB18,380 million for 2015. The Group continued to optimise its exploration deployment and endeavoured to discover quality reserves of large scale.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 7.5% from RMB202,875 million for 2015 to RMB218,147 million for 2016, mainly due to the fact that the drop of oil and gas prices led to a decrease in proved reserves and increase in rate of depletion, resulting in the increase in the depletion of oil and gas properties accordingly.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 4.2% from RMB71,270 million for 2015 to RMB74,255 million for 2016. This was primarily due to the fact that the lease expenses increased as a result of the increase in land use taxes and the expansion of trade scale. The Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency, and the non-production costs and expenses continued to decrease.

025

Taxes other than Income Taxes Taxes other than income taxes decreased by 7.9% from RMB205,884 million for 2015 to RMB189,608 million for 2016. Specifically, the consumption tax decreased by RMB9,055 million from RMB149,323 million for 2015 to RMB140,268 million for 2016; and the resource tax decreased by RMB4,112 million from RMB18,584 million for 2015 to RMB14,472 million for 2016.

Other Income, net Other income, net for 2016 was RMB21,620 million, representing a decrease by RMB5,490 million from RMB27,110 million for 2015. This was primarily due to the combined effects of the following factors: (1) in 2015 the Group recognised an investment gain of RMB22,807 million derived from the integration of certain pipeline assets and the proceeds from equity disposals of some subsidiaries, (2) the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd. (the “Trans-Asia Pipeline”) realised proceeds of RMB24,534 million in 2016, and (3) the VAT refund relating to the importation of natural gas as recognised for 2016 decreased.

Profit from Operations The profit from operations for 2016 was RMB60,635 million, representing a decrease of 23.5% from RMB79,252 million for 2015.

Net Exchange Gain/(Loss) Net exchange gain for 2016 was RMB1,257 million, while the Group incurred a net exchange loss of RMB632 million in 2015. This is primarily due to the appreciation of US dollar against Renminbi as compared with last year.

Net Interest Expenses Net interest expenses decreased by 6.5% from RMB22,309 million for 2015 to RMB20,857 million for 2016, primarily due to decrease in the average balance of interest-bearing borrowings as a result of active measures to control debts and reduce interest.

Profit Before Income Tax Expense Profit before income tax expense decreased by 21.9% from RMB57,815 million for 2015 to RMB45,140 million for 2016.

Income Tax Expense The income tax expense for 2016 was RMB15,768 million, roughly equivalent to RMB15,726 million for 2015, which was primarily due to the combined effects of the decrease in taxable income of the Company as a result of the decrease of oil prices, and the increase in income tax expense as a result of increase in profits of certain subsidiaries.

Profit for the Year Profit for 2016 decreased by 30.2% from RMB42,089 million for 2015 to RMB29,372 million for 2016.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests increased by RMB14,943 million from RMB6,572 million for 2015 to RMB21,515 million for 2016, which was primarily due to the increase in the profits of certain subsidiaries of the Group.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company decreased by 77.9% from RMB35,517 million for 2015 to RMB7,857 million for 2016.

(2) Segment Results

•	Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2016 was RMB412,484 million, representing a decrease of 13.2% from RMB475,412 million for 2015, which was primarily due to the combined effects of the drop in the prices of crude oil and gas and the decrease in the sales volume of crude oil. The average realised crude oil price of the Group in 2016 was US$37.99 per barrel, representing a decrease of 21.4% from US$48.35 per barrel in 2015.

026

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 7.3% from RMB441,451 million for 2015 to RMB409,336 million for 2016, which was primarily due to the combined effects of the following factors: (1) realised proceeds derived from the disposal of certain equity interests in Trans-Asia Pipeline, (2) provision made in last year for impairment of oil and gas properties, (3) increase in depletion of oil and gas assets as a result of decrease in proved reserves and increase in depletion rate due to the oil price drop, and (4) decrease in purchase expenses for imported crude oil.

The Group enhanced its control over costs and expenses continuously. The oil and gas lifting cost of the Group for 2016 was US$11.67 per barrel, representing a decrease of 10.1% from US$12.98 per barrel for 2015.

Profit from Operations In 2016, the Exploration and Production segment, in its domestic operations, adhered to the low-cost strategy, kept optimising the development plans, strengthened the dynamic adjustment of output, put stress on the management and control of key elements of production, continued to save energy and tap the potential synergies. In its overseas operations, the Exploration and Production segment devoted major efforts to broadening sources of income and reduce expenditure as well as cut costs and enhance efficiency by various means such as expanding sales, pushing up prices and optimising investments. In an adverse situation where the prices of crude oil and gas dropped as compared with last year, the Exploration and Production segment realised an operating profit of RMB3,148 million, representing a decrease of 90.7% from RMB33,961 million for 2015.

•	Refining and Chemicals

Revenue The revenue of the Refining and Chemicals

segment decreased by 9.3% from RMB642,428 million for 2015 to RMB582,510 million for 2016, primarily due to the combined effects of the fall in the prices of certain refined and chemical products such as diesel and the changes in sales volume as affected by the market.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 14.8% from RMB637,545 million for 2015 to RMB543,484 million for 2016, primarily due to the combined effects of the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers and the decrease in consumption tax.

In 2016, the Refining and Chemicals segment continued to optimise its production and operation under the pressure of costs for upgrading of oil quality and scientifically reduced the processing volume of crude oil based on the market situations. The cash processing cost of refineries of the Group was RMB179.93 yuan per ton, representing an increase of RMB2.13 yuan per ton from RMB177.80 yuan per ton as compared with last year.

Profit from Operations In 2016, the Refining and Chemicals segment attached importance to the principle of market orientation and benefit, kept optimising the allocation of resources and the structure of products, pushed forward new technology development to improve the profitability of facilities, increased the production of highly valued-added market-favourable products, and took the initiative to increase profit; intensified control over costs and expenses, resulting in major economic indicators being better than last year and becoming an important source of profit in the situation of low oil prices. In 2016, the Refining and Chemicals segment realised operating profits of RMB39,026 million, representing an increase of RMB34,143 million in profit as compared with RMB4,883 million for 2015. Among this, the refining operations recorded an operating profit of RMB27,565 million, representing an increase of RMB22,875 million in profit as compared with RMB4,690 million for 2015 due to the optimization of operation and increase of gross profit. Grasping the opportunities of the chemical market taking a turn for the better, the chemical operations kept optimising the structure of products and increasing the sales of high-profitability products, resulting in the realisation of an operating profit of RMB11,461 million, representing an increase of RMB11,268 million in profit, as compared with the operating profit of RMB193 million for 2015.

027

•	Marketing

Revenue The revenue of the Marketing segment decreased by 5.9% from RMB1,383,426 million for 2015 to RMB1,301,616 million for 2016, primarily due to the combined effects of (1) the decrease in the sales volume and price of diesel and the decrease in the prices, and increase in the sales volume of gasoline and kerosene; and (2) the decrease in revenue derived from trade of oil products.

Operating Expenses Operating expenses of the Marketing segment decreased by 6.7% from RMB1,383,926 million for 2015 to RMB1,290,568 million for 2016, primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations In 2016, facing such adverse factors as the slow-down in the growth of domestic demand for refined products and the fierce competition in the market, the Marketing segment aimed for maximisation of the whole value of the Group and continuously improved the quality of marketing and trade and the ability to make profits. In domestic operations, the segment kept strengthening connection between production and sales and inventory management, optimised logistics and allocation of resources, intensified cost and expense control and increased the profit from non-oil businesses. In international trade, the segment intensified the coordination and cooperation with domestic upstream, middle-stream and downstream businesses, optimised the importation of oil and gas resources and expanded exports of product processed with importing materials. In 2016, the Marketing segment realised an operating profit of RMB11,048 million, representing an increase of RMB11,548 million as compared with the operating loss of RMB500 million for 2015.

028

•	Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB247,477 million for 2016, representing a decrease of 12.2% as compared with RMB281,778 million for 2015, primarily due to the combined effects of the drop in the price of natural gas and the increase in the revenue derived from pipeline transportation.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB229,592 million for 2016, roughly the same as RMB230,547 million for 2015, primarily due to the decrease in the expense of purchasing natural gas.

Profit from Operations In 2016, the Natural Gas and Pipeline segment achieved an increase in sales and stability in profitability by optimising the allocation of resources, reducing comprehensive purchase costs, bringing price leverage into full use to adjust demand and supply and strengthening marketing efforts in high-profitability markets. The segment realised an operating profit of RMB17,885 million, which, after excluding the effect brought about by the income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, represents a decrease of RMB10,539 million in operating profit as compared with RMB51,231 million for 2015. In 2016, the Natural Gas and Pipeline segment recorded a net loss of RMB14,884 million from sales of imported gas, representing a decrease of loss of RMB1,415 million as compared with last year and consisting of a loss of RMB4,063 million for the sales of 34.173 billion cubic metres of natural gas imported from Central Asia, a loss of RMB7,340 million for the sales of 6.757 billion cubic metres of imported LNG, and a loss of RMB5,591 million for the sales of 4.175 billion cubic metres of natural gas imported from Myanmar.

In 2016, the Group’s international operations (note) realised a revenue of RMB515,848 million, representing 31.9% of the Group’s total revenue. Profit before income tax expense amounted to RMB32,265 million, including an income of RMB24,534 million derived from disposal of certain equity interests in Trans-Asia Pipeline. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

029

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2016	As at December 31, 2015	Percentage of Change
	RMB million	RMB million	%
Total assets	2,396,651	2,393,844	0.1
Current assets	381,665	349,344	9.3
Non-current assets	2,014,986	2,044,500	(1.4)
Total liabilities	1,023,916	1,049,810	(2.5)
Current liabilities	499,263	471,407	5.9
Non-current liabilities	524,653	578,403	(9.3)
Equity attributable to owners of the Company	1,189,024	1,179,716	0.8
Share capital	183,021	183,021	—
Reserves	294,806	284,940	3.5
Retained earnings	711,197	711,755	(0.1)
Total equity	1,372,735	1,344,034	2.1

Total assets amounted to RMB2,396,651 million, representing an increase of 0.1% from that as at the end of 2015, of which:

Current assets amounted to RMB381,665 million, representing an increase of 9.3% from that as at the end of 2015, primarily due to the increase in cash, cash equivalents and inventories.

Non-current assets amounted to RMB2,014,986 million, representing a decrease of 1.4% from that as at the end of 2015, primarily due to the decrease in properties, plants and equipment. The asset-light strategy of the Group achieved obvious success by disposing of non-profitability or low-profitability assets, elevating the profitability of unit assets and making use of assets through the reform of mix ownership system.

Total liabilities amounted to RMB1,023,916 million, representing a decrease of 2.5% from that as at the end of 2015, of which:

Current liabilities amounted to RMB499,263 million, representing an increase of 5.9% from that as at the end of 2015, primarily due to the increase in short-term borrowings and decrease in payables and accrued liabilities.

Non-current liabilities amounted to RMB524,653 million, representing a decrease of 9.3% from that as at the end of 2015, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,189,024 million, representing an increase of 0.8% from that as at the end of 2015, primarily due to the increase in reserves.

(4) Cash Flows

As at December 31, 2016, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

030

The table below sets forth the net cash flows of the Group for 2016 and 2015 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2016	2015
	RMB million	RMB million
Net cash flows from operating activities	265,179	261,312
Net cash flows used for investing activities	(175,887)	(215,879)
Net cash flows used for financing activities	(67,007)	(45,439)
Translation of foreign currency	2,873	(999)
Cash and cash equivalents at end of the year	97,931	72,773

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2016 amounted to RMB265,179 million, representing an increase of 1.5% from RMB261,312 million in 2015. This was mainly due to the combined effects of decrease in profit and payable taxes and fees during the reporting period. As at December 31, 2016, the Group had cash and cash equivalents of RMB97,931 million. The cash and cash equivalents were mainly denominated in US Dollar (approximately 52.6% were denominated in US Dollar, approximately 44.3% were denominated in Renminbi, approximately 1.7% were denominated in HK Dollar and approximately 1.4% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2016 amounted to RMB175,887 million, representing a decrease of 18.5% from RMB215,879 million in 2015. The decrease was primarily due to the combined effects of the adjustment by the Group of the investment plan based on the oil price trend and market change, decrease in capital expenditures during the reporting period and payment of considerations for integration of certain pipelines assets in the same period of last year.

•	Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2016 was RMB67,007 million, representing an increase of 47.5% from RMB45,439 million in 2015. This was primarily due to the combined effects of the efforts of the Group strengthening the dynamic management of interest-bearing borrowings, making overall arrangement for and optimising its debt structure, the decrease in the cost rate of financing, the decrease in long-term borrowings and the increase in short-term borrowings during the current period.

031

The net liabilities of the Group as at December 31, 2016 and December 31, 2015, respectively, were as follows:

	As at December 31, 2016	As at December 31, 2015
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	143,384	106,226
Long-term borrowings	372,887	434,475

Total borrowings	516,271	540,701

Less: Cash and cash equivalents	97,931	72,773

Net borrowings	418,340	467,928

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2016	As at December 31, 2015
	RMB million	RMB million
Within 1 year	160,572	125,377
Between 1 and 2 years	102,096	114,772
Between 2 and 5 years	209,653	267,560
After 5 years	106,879	107,439

	579,200	615,148

Of the total borrowings of the Group as at December 31, 2016, approximately 54.8% were fixed-rate loans and approximately 45.2% were floating-rate loans. Of the borrowings as at December 31, 2016, approximately 72.1% were denominated in Renminbi, approximately 26.5% were denominated in US Dollar, and approximately 1.4% were denominated in other currencies.

As at December 31, 2016, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings+ total equity)) was 27.3% (28.7% as at December 31, 2015).

(5) Capital Expenditures

In 2016, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting up-stream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2016, the capital expenditures of the Group amounted to RMB172,386 million, representing a decrease of 14.8% from RMB202,238 million in 2015. The table below sets out the capital expenditures of the Group for 2016 and 2015 and the estimated capital expenditures for 2017 for each of the business segments.

032

	2016		2015		Estimates for 2017
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	130,248	75.56	157,822	78.04	143,600	75.07
Refining and Chemicals	12,847	7.45	15,725	7.78	13,600	7.11
Marketing	7,983	4.63	7,061	3.49	10,800	5.65
Natural Gas and Pipeline	20,340	11.80	20,360	10.07	22,200	11.60
Head Office and Other	968	0.56	1,270	0.62	1,100	0.57

Total	172,386	100.00	202,238	100.00	191,300	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2016 and 2015, and the estimates for the same for 2017 would be RMB139,135 million, RMB166,594 million and RMB153,100 million, respectively.

•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2016 amounted to RMB130,248 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

033

It is anticipated that capital expenditures for the Exploration and Production segment for 2017 will amount to RMB143,600 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as unconventional resources such as coal bed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale.

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2016 amounted to RMB12,847 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2017 will amount to RMB13,600 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical 13 million tons crude oil refinery project, Liaoyang Petrochemical Russian oil processing optimisation project, the Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environment protection and the construction of refined oil product quality upgrade projects.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2016 amounted to RMB7,983 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2017 will amount to RMB10,800 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2016 amounted to RMB20,340 million, which were mainly used for construction projects including the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2017 will amount to RMB22,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shaanxi-Beijing Gas Pipeline, the East Route of the Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline, as well as the construction of gas branches and sales terminals.

•	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2016 were RMB968 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2017 will amount to RMB1,100 million, which are expected to be used primarily for research activities and development of the IT system.

034

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2016	As at December 31, 2015	Percentage of Change
	RMB million	RMB million	%
Total assets	2,396,950	2,394,094	0.1
Current assets	381,665	349,344	9.3
Non-current assets	2,015,285	2,044,750	(1.4)
Total liabilities	1,023,922	1,049,806	(2.5)
Current liabilities	499,263	471,407	5.9
Non-current liabilities	524,659	578,399	(9.3)
Equity attributable to equity holders of the Company	1,189,319	1,179,968	0.8
Total equity	1,373,028	1,344,288	2.1

For reasons for changes, please read Section “Assets, Liabilities and Equity” in Discussion and Analysis of Operations of this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2016	Cost of principal operations for the year 2016	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	398,794	360,861	4.1	(13.8)	4.3	(15.5)
Refining and Chemicals	576,046	329,134	14.9	(9.4)	(21.2)	7.5
Marketing	1,285,702	1,218,291	5.0	(6.1)	(7.3)	1.2
Natural Gas and Pipeline	241,633	213,962	10.9	(12.7)	(11.5)	(1.4)
Head Office and Other	302	154	—	(12.7)	(1.9)	—
Inter-segment elimination	(929,381)	(929,345)	—	—	—	—
Total	1,573,096	1,193,057	12.2	(6.6)	(5.3)	(1.1)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal operations by regions under CAS

	2016	2015	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,101,055	1,185,189	(7.1)
Other	515,848	540,239	(4.5)
Total	1,616,903	1,725,428	(6.3)

	December 31, 2016	December 31, 2015	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,757,772	1,812,079	(3.0)
Other	235,122	212,912	10.4
Total	1,992,894	2,024,991	(1.6)

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

035

(4) Principal subsidiaries and associates under CAS

	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets/ (liabilities)	Net profit/ (loss)
Name of company	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	286,661	63,857	222,804	(2,556)

CNPC Exploration and Development Company Limited		16,100	50.00	161,666	27,148	134,518	24,151

PetroChina Hong Kong Limited	HK$	7,592 million	100.00	121,877	59,355	62,522	1,834

PetroChina International Investment Company Limited		31,314	100.00	110,654	121,139	(10,485)	(2,920)

PetroChina International Co., Ltd.(2)		18,096	100.00	146,859	96,572	50,287	4,133

PetroChina Pipelines Co., Ltd.(3)		80,000	72.26	254,216	38,530	215,686	20,420

Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	7,970	13,546	(5,576)	1,475

China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,427	5,651	2,776	101

China Petroleum Finance Co., Ltd.(4)		8,331	32.00	419,423	362,921	56,502	7,524

Arrow Energy Holdings Pty Ltd.		AUD2	50.00	33,441	25,998	7,443	(3,718)

CNPC Captive Insurance Co., Ltd.		5,000	49.00	11,358	5,595	5,763	302

Trans-Asia Pipeline(5)		5,000	50.00	31,054	2,514	28,540	88

Note: (1)	Operating income and operating loss of Daqing Oilfield Company Limited for 2016 was RMB78,874 million and RMB7,989 million respectively.
(2)	The registered capital of PetroChina International Co., Ltd. increased to RMB18,096 million from RMB14,000 million in June 2016.
(3)	The registered capital of PetroChina Pipelines Co., Ltd. increased to RMB80,000 million from RMB50 million in February 2016.
(4)	In August 2016, CNPC, as another shareholder of China Petroleum Finance Co., Ltd. (“CP Finance”), injected RMB19,471 million cash into CP Finance, of which RMB2,890 million and RMB16,581 million were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance increased from RMB5,441 million to RMB8,331 million. The Company’s shareholding was diluted from 49% to 32%, and the share of net assets increased RMB307 million.
(5)	On November 24, 2015, the Board of Directors of the Company approved the sale by CNPC Exploration and Development Company Limited (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Pipeline to CNIC Corporation Limited (“CNIC”) for a consideration equivalent to RMB14,671 million. The transaction closed in the second quarter of 2016. The net profit of Trans-Asia Pipeline was the net profit achieved during the period from the closing date up to December 31, 2016.

036

SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount(inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2014	48,228	107,172	45.0
2015	15,983	35,517	45.0
2016	10,856	7,857	138.2

*	Net profit means profit attributable to the equity holders of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

Since its listing in 2000, the Company has strictly complied with the relevant undertakings in its Prospectus for H shares and adopted a steady dividend distribution policy. Currently the Company distributes 40-50% of its annual net profit to the shareholders as dividend. The steady and active dividend distribution policy of the Company is welcomed by the shareholders and has fully protected the interests of minority shareholders. The independent directors of the Company have performed their duties faithfully and diligently and played a desirable role.

To protect the interests of minority shareholders, it is expressly provided in the Articles of Association of PetroChina Company Limited (“Articles of Association”) that the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to the equity holders of the Company realised in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorised by the general meeting by ordinary resolution. The Company has made decisions on dividend distribution strictly in accordance with its Articles of Association and the relevant regulatory requirements over the years.

The Company will endeavour to create excellent results so as to provide satisfactory returns to its shareholders.

2. Distribution Plan for the Final Dividend for 2016

In return for the shareholders, the Board recommends a final cash dividend of RMB0.03801 yuan (inclusive of applicable tax) per share for 2016, including a dividend of RMB0.01801 yuan per share (based on 45% of the net profit of the Group for the second half of 2016) together with an additional final special dividend of RMB0.02 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on June 8, 2017. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 21, 2017. The register of members of H shares will be closed from June 16, 2017 to June 21, 2017 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 15, 2017. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 21, 2017 are eligible for the final dividend. The final dividend of A shares and H shares for 2016 will be paid on or about June 22, 2017 and July 27, 2017, respectively.

037

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 8, 2017. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the

Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 21, 2017.

038

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 21, 2017 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 15, 2017 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 21, 2017.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism , which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

039

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in Other Companies

(1) Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

									Unit: HK dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,802	4,708,302,133	58.33	25,802	—	—	Long-term equity investment	Acquisition and further issue of shares

Note: (1)	The Group held the shares in Kunlun Energy Company Limited through Sun World Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Company Limited are listed on the Hong Kong Stock Exchange.

(2) Shareholding of interests in non-listed financial institutions

								Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
CP Finance	9,917	2,666,000,000	32.00	18,429	3,345	589	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	2,824	148	1	Long - term equity investment	Establishment by promotion

040

4. Acquisitions, Disposals and Mergers during the Reporting Period

(1) On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board approved the internal restructuring by CNPC E&D, a subsidiary of the Company, of Trans-Asia Pipeline, and the sale by Tianjin Taipu Natural Gas Pipeline Co., Ltd. (“Tianjin Taipu”), a wholly-owned subsidiary of CNPC E&D, of its 50% equity interest in Trans-Asia Pipeline following the internal restructuring to Mindsoon Holdings Corporation Limited, a company controlled by CNIC. The assets under this transaction were the 50% equity interest in Trans-Asia Pipeline (excluding Line D assets, part of cash and certain other assets of Trans-Asia Pipeline), and the transaction consideration was equivalent to RMB14,671 million.

The transfer of equity interest under this transaction was completed in the second quarter of 2016, following which, Trans-Asia Pipeline became a joint venture of the Company.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015 (No. Lin 2015-027).

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas and pipeline business and will benefit the future financial position and operating results of the Group.

(2) On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board unanimously passed the Proposal regarding the Integration of Kunlun

Gas and Kunlun Energy, and approved that the Company entered into a letter of intent on integration with Kunlun Energy Company Limited (“Kunlun Energy”). The integration can be achieved by way of acquisition of equity interest or assets of PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy or other forms of integration. The Board authorised the management team of the Company to execute the final agreement in relation to the integration.

On December 28, 2015, the Company, Kunlun Energy and Kunlun Gas entered into the Agreement between PetroChina Company Limited and Kunlun Energy Company Limited Regarding the Transfer of Equity Interests of PetroChina Kunlun Gas Co., Ltd. (the “Equity Transfer Agreement”). As agreed in the Equity Transfer Agreement, the Company will transfer its 100% equity interest in Kunlun Gas to Kunlun Energy. Upon consensus between the parties through consultation, the consideration for this equity transfer was RMB14,827 million.

As of the end of the current reporting period, this transaction has been approved by relevant government authorities including the Ministry of Commerce of the People’s Republic of China and NDRC. The registration for equity transfer has been completed by Kunlun Gas and the Company has received the full payment for the equity transfer from Kunlun Energy according to the Equity transfer Agreement. Upon completion of this transaction, Kunlun Gas became a wholly-owned subsidiary of Kunlun Energy.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015, December 28, 2015 and June 22, 2016 (No. Lin 2015-028, No. Lin 2015-036 and No. Lin 2016-030 respectively).

041

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas and pipeline business and will benefit the future financial position and operating results of the Group.

5. Significant Connected Transactions During the Reporting Period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

6. Material Contracts and the Performance Thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) The Company had no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on material wealth management during the current reporting period.

(4) The Company had no material external entrustment loans during the current reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

7. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included as follows: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not make use of the business opportunities that competed or were likely to compete with the principal business of the Company strictly in accordance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

042

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

8. Engagement and Disengagement of Firm of Accountants

During the reporting period, the Company has not changed its accounting firm.

During the reporting period, the Company retain KPMG Huazhen LLP to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2016. Remuneration in respect of the 2016 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG Certified Public Accountants have provided audit service to the Company for four years.

9. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and Ultimate Controller and Remedies Thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent and retired Directors, Supervisors and senior management of the Company did not receive the punishment from the securities regulation organisations in recent three years.

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10. Creditworthiness of the Company and its Controlling Shareholder and Ultimate Controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incurred any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

11. Other Significant Matters

(1) Price Liberalisation for Gas as Fertilizer Feedstock

On November 5, 2016, NDRC issued Notice on Enhancing Price Liberalization for Gas as Fertilizer Feedstock (Fa Gai Jia Ge [2016] No. 2350) , pursuant to which, effective from November 10, 2016, price for gas as fertilizer feedstock was fully liberalised and subject to discussion and agreement between the vendor and the purchaser, encouraging open and transparent pricing of gas as fertilizer feedstock through deals in the market concluded via such platform as the trading centre for oil and gas.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the future financial position and operating results of the Group.

(2) Introduction of the Price Adjustment/Control Mechanism for Refined Oil

On January 13, 2016, NDRC issued the Notice on Issues Concerning Further Improving the Pricing Mechanism for Refined Oil (Fa Gai Jia Ge [2016] No. 64) , pursuant to which, commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve above-mentioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalisation of the ex-factory price of liquefied petroleum gas.

044

On December 15, 2016, the Ministry of Finance (“MOF”) and NDRC issued Notice on Circulation of Rules on Collection of Risk Reserve for Oil Price Adjustment/Control (Cai Shui Jia Ge [2016] No.137, the “Rules”) , pursuant to which, commencing from January 13, 2016, when the price of crude oil in international market proves lower than the lower limit set by the government of China, domestic enterprises engaged in production, commissioned processing and import/export of such refined oil products as gasoline and diesel (“Obligatory Payee”) shall make full payment of such risk reserve corresponding to their respective sales of gasoline or diesel pursuant to the collection rates, of which sales of gasoline or diesel mean the actual sales effected by an Obligatory Payee between two adjacent window periods of price adjustment, while the collection rates for risk reserve shall be set with reference to the unadjusted price of refined oil prior to adjustment and communicated to the collection agency in writing by NDRC and MOF.

On December 22, 2016, MOF issued Notice on Proper Collection of Risk Reserve for Oil Price Adjustment/Control in 2016 (Cai Shui Jia Ge [2016] No.142) , pursuant to which enterprises subsidiary to CNPC, China Petroleum & Chemical Corporation and China National Offshore Oil Corporation engaged in production and operation of refined oil (only the listed companies) may opt for withholding of such risk reserve by their parent from their “post-tax income” provided they have entered such risk reserve accrued to their account under their business revenue in the current period.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

045

(3) The Adjustment Policy of Replacing Business Tax with Value-Added Tax

On March 24, 2016, MOF and the State Administration of Taxation issued Notice on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] No. 36) , pursuant to which, since May 1, 2016, the pilot program range shall be expanded to the construction industry, the real estate industry, the financial industry, and the living service industry, and the value-added tax contained in the new real estate of all enterprises shall fall in the deduction area. The pilot program of replacing business tax with value-added tax shall be implemented in an all-round manner.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

046

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Listing Rules and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC E&D, a non-wholly owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Company. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

PetroChina Beijing Gas Pipeline Co., Ltd. is a non-wholly owned subsidiary of the Company and ceased to be an insignificant subsidiary of the Company in 2016. Meanwhile, Beijing Gas Group Company Limited (“Beijing Gas”), holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline Co., Ltd., is a substantial shareholder of PetroChina Beijing Gas Pipeline Co., Ltd. and a connected person of the Company under the Listing Rules. Therefore, the transactions between the Group and Beijing Gas constitute connected transactions of the Group.

One-off Connected Transactions

Foregoing the Right to Make Additional Contribution to CP Finance on a Pro-Rata Basis

In July 2016, CNPC made additional capital contribution of RMB19,470.7096 million to CP Finance, of which RMB2,890.25 million were recognised in its registered capital and RMB16,580.4596 million were recognised in its capital reserve (the “Capital Contribution”). The proposed Capital Contribution can reinforce the financial strength of CP Finance, enabling it to provide better services to members of CNPC including the Company. Considering that the profit of the Company dropped last year due to low oil prices, and in order to focus on its core business of oil and gas, optimise its business pattern and assets structure and endeavour to increase income and efficiency while reducing expenditure and costs, the Company has decided to forego its right to participate in the proposed Capital Contribution on a pro rata basis, which shall be deemed as a connected transaction of the Company under SSE Listing Rules.

CP Finance is a company established with joint investments from the Company and CNPC. Prior to the Capital Contribution, CNPC held 51% equity interest of CP Finance and the Company held 49% equity interest of CP Finance.

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After foregoing the right to made additional contribution to CP Finance on a pro-rata basis, the Company holds 32% equity interest of CP Finance, and this will not cause any adverse impact on the normal operation and financial position of the Company and its subsidiaries. The details about this connected transaction were announced on the websites of Shanghai Stock Exchange on July 29, 2016 (No. Lin 2016-034).

The following connected transactions constitute the “continuing connected transactions” as defined under Chapter 14A of the Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders and independent Directors at the first extraordinary general meeting on October 29, 2014, and the third meeting of the Sixth Session of the Board of Directors on August 27, 2014 and August 28, 2014, respectively, for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2015 to December 31, 2017. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the

Hong Kong Stock Exchange on August 28, 2014 and on the website of Shanghai Stock Exchange on August 29, 2014, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on October 9, 2014, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 29, 2014 and on the website of the Shanghai Stock Exchange on October 30, 2014, respectively.

In 2016, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 28, 2014 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services.

The Comprehensive Agreement entered into force on January 1, 2015 with an effective term of three years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

048

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide the jointly-held companies with financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

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In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

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Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to not more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement were set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011.

On August 28, 2014, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,777 million square metres, and the annual rental was adjusted to RMB4,831 million or less (exclusive of taxes and government charges). The letter of confirmation became effective as from January 1, 2015.

4. Buildings Leasing Contract

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 yuan per year per square metre.

The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price. On August 28, 2014, the parties re-confirmed in a letter of confirmation as agreed that the area of leased building to be 1,179,586 square meters and the annual rental fee was adjusted to RMB708 million or less. The letter of confirmation became effective as from January 1, 2015.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

051

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2016, CNPC has been in the process of executing in aggregate 37 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

On December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

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(III) Continuing Connected Transactions with Beijing Gas

Pursuant to the Listing Rules, the Group and Beijing Gas are currently engaged in the continuing connected transaction as specified in the agreement mentioned below. The transactions and annual caps were approved at the fifth meeting of the Board of Directors for 2016 on August 24, 2016 and the relevant disclosure procedures were completed.

The Company entered into a product and service agreement with Beijing Gas, pursuant to which the Group would provide products and services for Beijing Gas on a continuing basis, including but not limited to the provision of natural gas and related pipeline transmission services. The agreement would be effective for three years, commencing from January 1, 2016. Due to the long term relationship between the Company and Beijing Gas and the significant share of Beijing Gas in Beijing natural gas market, the Directors (including the independent non-executive Directors) consider that it is beneficial to the Company to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business. Therefore the continuing connected transactions are in the interest of the Company.

During the effective term of the agreement, any party to any specific agreement relating to any one or more types of products or services can terminate such specific agreement at any time by a written notice of at least six months. However, with regard to any provision of product or service for which there is already an agreement, a party thereto may only terminate such agreement after the relevant product or service is provided. Pursuant to the agreement, the basis for price determination of the products and services is: (a) for the natural gas with government-prescribed price, the Group shall use the city gate price for non-residential users prescribed in the Notice on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Reform of Prices Marketisation issued by NDRC as benchmark and may determine the specific city gate price within the range of an upward adjustment of 20% (which was allowed from November 20, 2016) and an unlimited downward adjustment upon negotiation; and (b) for the natural gas without government-prescribed price, the Group shall set its price by reference to the natural gas with government-prescribed price and the range of an upward adjustment will be further negotiated. All the pipeline transportation services fees have been included in the natural gas city gate price and will not be charged otherwise.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2015 to December 31, 2017:

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(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), and (d)

Product and Service Agreement with Beijing Gas, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2015	2016	2017
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	179,863	185,905	195,310
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	301,209	302,950	276,386
(b) Production services	284,362	296,073	309,909
(c) Supply of materials services	42,346	39,995	40,977
(d) Social and ancillary services	10,144	10,626	11,137
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB56,642 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	1,314	1,972	2,320
- Rents and other payments made under financial leasing	10,000	10,000	10,000
(iii) Financial services provided by the Group to the jointly-owned companies	32,579	31,971	31,362
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	4,831	4,831	4,831
(v) Rental for buildings paid by the Group to CNPC	708	708	708
(vi) Products and services provided by the Group to Beijing Gas	—	27,655	29,425

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2016, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the ordinary and usual course of business of the Company;

(ii) the connected transactions mentioned above have been entered into based on terms fair and reasonable to the shareholders of the Company;

(iii) the connected transactions mentioned above have been entered into on normal commercial terms in accordance with (1) the agreements governing such transactions and, in the absence of such an agreement, (2) the terms not less favourable than those of any independent third party; and

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(iv) when applicable, the connected transactions mentioned above have been entered into within the above-mentioned annual caps.

Auditor’s Confirmation

The auditor of the Company has audited the abovementioned transactions and has provided the Board of Directors with a letter indicating that:

(i) all the connected transactions have been approved by the Board of Directors of the Company;

(ii) all the connected transactions related to the goods or services provided by the Group have been proceeded in any material aspect according to the pricing policies of the Group;

(iii) all the connected transactions have been proceeded in any material aspect according to the agreements governing the transactions; and

(iv) all the connected transactions have not exceeded the caps.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	91,094	5.63	277,552	18.70
Other connected parties	17,993	1.11	21,042	1.42
Total	109,087	6.74	298,594	20.12

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries	—	—	—	326,671	(71,386)	255,285
Other connected parties	3,382	4,606	7,988	—	—	—
Total	3,382	4,606	7,988	326,671	(71,386)	255,285

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CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company was able to operate in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association, relevant laws and regulations, the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company kept forming, improving and effectively implementing various systems and related procedures for the Board of Directors and each of the special committees under the Board of Directors. The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders increased the accountability on the relevant personnel with information disclosure responsibilities and enhanced confidentiality in respect of the information in annual reports. During the reporting period, the above measures were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules when dealing with the shares of the Company.

During the reporting period, the corporate governance of the Company was in compliance with the regulatory requirements on corporate governance of listed companies issued by the regulatory authorities and stock exchanges of the places of listing. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its special committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations were further standardised and its management level continued to improve.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The Company established and effectively operates internal control system and risk management system in compliance with requirements of the places of listing.

In 2016, the Company continued to improve its internal control system and risk management system. The Company intensified the management and control measures, assessed risks, and strengthened supervision and assessment to make various work of the Company more standardised, systemised and scientific.

The Company further sorted and regulated the design of the relevant financial procedures and key controls, resulting in better process efficiency and effectiveness. The Company also further strengthened its implementation of the information disclosure system, the criteria for identifying material issues and material risks and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company further improved its internal control testing and risk identification, and took the initiative to communicate with the external auditor. Efforts were also made to strengthen the training of internal control and supervision team members, to allocate the rectification accountability and to intensify the supervision over rectification.

The Reform and Corporate Management Department of the Company is responsible for organising and coordinating the internal control testing and risk identification conducted internally and externally, supervising the rectification of internal control weakness and the prevention of material risks, and organising internal control system operation evaluation. The Auditing Department is responsible for internal audit, formulating the Company’s internal auditing system, work standards as well as organising and implementing major or ad-hoc audits to further enhance the effectiveness of risk management and internal control system.

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The Audit Committee supports the Board in monitoring our risk exposures, monitoring and reviewing the effectiveness of relevant risk management and internal control system, assessing the principal business risks, risk prevention measures, the strengths and weaknesses of the overall internal control system and action plans to address such weakness. After due review of the effectiveness of the Group’s internal control and risk management system, the Audit Committee will then report to the Board regarding the review results and the weakness of the internal control procedures. The Board considers the work and findings of the Audit Committee in forming its own view on the effectiveness of the system. During the reporting period, the Audit Committee carefully listened to the internal control reports. The Audit Committee considered that the Company had continuingly improved its internal control system, continued to deepen the overall risk management, optimised the management of business processes, brought the role of internal control and supervision into full play, achieving good results in general. The Committee conscientiously sorted out the problems detected through testing and repeated relevant tests, which also achieved good results. The Audit Committee suggested that, the Company should strengthen the investigation of liabilities in connection with typical cases discovered in internal control tests, thus to reinforce the internal control work results.

The Board is responsible for establishing and maintaining sufficient internal control system that is relevant to financial reporting, and reviewing the risk management and internal control system of the Company annually. The Board evaluated the internal control and risk management of the Group based on regulatory requirements and believes it is effective and adequate as at December 31, 2016. Such internal control and risk management system aims to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company discloses the internal report and internal audit report separately. KPMG Huazhen LLP engaged by the Company audited the effectiveness of the internal control system in relation to financial reporting and issued a standard and unqualified audit opinion.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places where the Company is listed. The Company continuously sorts out and perfects the implementation rules of information disclosure in terms of system structure and on an institutional level. The Company established an information disclosure management system to disclose information in a timely and compliant manner according to the various requirements and procedures of regulatory rules of the places where the Company is listed. The Company has specific departments responsible for inside information disclosure and prohibits employees from dealing or procuring other to deal the Company’s shares using inside information. During the reporting period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to get relevant information of the Company, and enhanced the transparency of Company’s corporate governance.

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3. Performance of Independent Directors’ Duties

In 2016, the independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness, accuracy and completeness of the Company’s information disclosure. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent Directors kept themselves informed of relevant laws, regulations and regulatory rules. In accordance with the requirement of the regulatory authority for independent directors to make on-site visit and research, the Company formulated the relevant plan for 2016 and implemented accordingly. Successively, the Company sent Mr. Chen Zhiwu, Mr. Lin Boqiang and Mr. Zhang Biyi to PetroChina Beijing Gas Pipeline Co., Ltd., Beijing Marketing Company of PetroChina, Natural Gas and Pipeline Company of PetroChina for visit and research; sent Mr. Richard H. Matzke and Mr. Zhang Biyi to the Kazakhstan oil and gas cooperation project for visit and research; sent Mr. Richard H. Matzke to the Hong Kong Representative Office of the Company for visit and research; sent Mr. Lin Boqiang to the Economic and Technological Research Institute and West-to-East Gas Transmission Pipeline Company for visit and research so as to improve Independent Directors’ understanding of the principal business of the Company from multiple channels and perspectives. This practice has achieved fairly good results.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2015 by the President’s team with reference to the achievement of the performance targets in 2015 and the business development plan of 2016, and formulated the performance contract for the President’s team for 2016. The “Report on Assessment of the President’s Operating Results for 2015 and the Formulation of President’s Performance Contracts for 2016” was reviewed and approved at the first meeting of Board of Directors in 2016.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management Officers of PetroChina Company Limited” and the “Pilot Measures of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2015. Certain rewards and punishments were made on the basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2016 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2016 and signed with the middle and above level management officers. The Company supplemented follow up evaluation of quarterly performance targets and advanced quarterly performance compensation to senior management accordingly.

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6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

After the Company additionally appointed a director on October 20, 2016, the number of independent non-executive Directors falls below one-third of that of the Board. The Company has initially identified a candidate for the independent non-executive Director, and is going through the relevant regulatory procedure. The Company will submit the relevant proposal to the board meeting and general meeting for consideration and approval as soon as practicable, to comply with Rule 3.10A of the Listing Rules. Save as disclosed above, for the year ended December 31, 2016, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to

dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

In accordance with the provisions of the Listing Rules relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive directors, at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management.

Currently the Board of Directors consists of 13 members, specifically as follows:

Name	Gender	Age	Position
Wang Yilin	Male	60	Chairman
Zhang Jianhua	Male	52	Vice Chairman and Non-executive Director
Wang Dongjin	Male	54	Vice Chairman, Executive Director and President
Xu Wenrong	Male	55	Non-executive Director
Yu Baocai	Male	51	Non-executive Director
Shen Diancheng	Male	57	Non-executive Director
Liu Yuezhen	Male	55	Non-executive Director
Liu Hongbin	Male	53	Non-executive Director
Zhao Zhengzhang	Male	60	Executive Director and Vice President
Chen Zhiwu	Male	54	Independent Non-executive Director
Richard H. Matzke	Male	79	Independent Non-executive Director
Lin Boqiang	Male	59	Independent Non-executive Director
Zhang Biyi	Male	63	Independent Non-executive Director

Note:	On May 25, 2016, the 2015 annual general meeting of the Company elected Mr. Xu Wenrong as a Director of the Company. On October 20, 2016, the 2016 extraordinary general meeting of the Company elected Mr. Zhang Jianhua as a Director of the Company. On October 28, 2016, the Board of Directors of the Company elected Mr. Zhang Jianhua as Vice Chairman of the Company. On October 28, 2016, Mr. Liu Hongbin’s position was changed from Executive Director to Non-executive Director.

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Pursuant to the Company’s Rules and Procedures for the Board of Directors (“Rules and Procedures for the Board of Directors”), the Board of Directors convened 7 meetings of Board of Directors, including 4 regular meetings and 3 extraordinary meetings and passed 28 resolutions of the Board of Directors in 2016. For details of the composition of the Board of Directors and attendance rate of Directors at regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly defined in the Articles of Association, which aims to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; distribution plans in respect of interim profit; and material issues involving corporate reorganisation of the Company. The remuneration of the Directors of the Company is determined by the Board as authorise by the shareholders’ general meetings. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the four independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the four independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr. Zhang Biyi, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section for biographical details of Mr. Zhang Biyi. The four independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

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The Board of Directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

During the Year, the Board has performed the corporate governance obligations set out below as provided in the Listing Rules: (a) to develop and review the Company’s policies and practices on corporate governance and make recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to review the Company’s compliance with Corporate Governance Code and disclosure in this report.

(5) The Chairman, Vice Chairman and President

In 2016, Mr. Wang Yilin was the Chairman of the Board of Directors of the Company, Mr. Zhang Jianhua was the Vice Chairman and Non-executive Director and Mr. Wang Dongjin was the Vice Chairman, Executive Director and President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman is when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice-chairman who has been designated by the Chairman to exercise such powers on his behalf. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

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(7) Training Attended by Directors and Company Secretary

In 2016, the Directors and the secretary to the Board of Directors participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors and the secretary to the Board are set out as below:

		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Wang Yilin	Chairman	✓	✓	✓
Zhang Jianhua	Vice Chairman and Non-executive Director	✓	✓	✓
Wang Dongjin	Vice Chairman, Executive Director and President	✓	✓	✓
Xu Wenrong	Non-executive Director	✓	✓	✓
Yu Baocai	Non-executive Director	✓	✓	✓
Shen Diancheng	Non-executive Director	✓	✓	✓
Liu Yuezhen	Non-executive Director	✓	✓	✓
Liu Hongbin	Non-executive Director	✓	✓	✓
Zhao Zhengzhang	Executive Director	✓	✓	✓
Chen Zhiwu	Independent Non-executive Director	✓		✓
Richard H. Matzke	Independent Non-executive Director	✓		✓	✓two times
Lin Boqiang	Independent Non-executive Director	✓		✓	✓two times
Zhang Biyi	Independent Non-executive Director	✓		✓	✓ one time
Wu Enlai	secretary to the Board	✓	✓	✓

Note:	On May 25, 2016, the 2015 annual general meeting of the Company elected Mr. Xu Wenrong as a Director of the Company. On October 20, 2016, the 2016 extraordinary general meeting of the Company elected Mr. Zhang Jianhua as a Director of the Company. On October 28, 2016, the Board of Directors of the Company elected Mr. Zhang Jianhua as Vice Chairman of the Company. On October 28, 2016, Mr. Liu Hongbin’s position was changed from Executive Director to Non-executive Director. On February 24, 2017, Mr. Mao Zefeng resigned from the position of joint company secretary to the Company due to age.

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(8) The Examination and Remuneration Committee

The Examination and Remuneration Committee of the Board comprises three Directors, including two independent non-executive Directors with Mr. Richard H. Matzke as the Chairman, and Mr. Lin Boqiang and a non-executive Director, Mr. Yu Baocai (previously Non-executive Director Mr. Liu Yuezhen until June, 2016), as members. This is in compliance with the provisions of the Corporate Governance Code. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out on the Company’s website :www.petrochina.com.cn.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and report to the Board of Directors; monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorized by the Board of Directors. During the reporting period, the Examination and Remuneration Committee of the Company has proactively performed the above relevant duties.

The Examination and Remuneration Committee held one meeting during the reporting period, which was held on March 21, 2016. Mr. Richard H. Matzke, Chairman of the Examination and Remuneration Committee, Mr. Lin Boqiang and Mr. Liu Yuezhen attended such meeting and considered the “Report on Assessment of the Results of Operations by the President’s Work Team for 2015 and the Formulation of President’s Performance Contract for 2016”, and issued its opinion. The attendance of the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Richard H. Matzke	1	1	0
Member	Lin Boqiang	1	1	0
Member	Liu Yuezhen	1	1	0
Member	Yu Baocai	0	0	0

Note:	Mr. Yu Baocai was appointed a member of the Committee in June of 2016 in place of Mr. Liu Yuezhen.

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(9) Nomination Committee

The Nomination Committee of the Board of Directors comprises three Directors, including two independent non-executive Directors, with Mr. Wang Yilin as the Chairman, and Mr. Lin Boqiang and Mr. Zhang Biyi (both independent non-executive Directors) as members.

The main duties of the Nomination Committee are as follows: regularly examining and discussing the structure, number of members and composition of the Board of Directors and making recommendations on the change of the Board of Directors in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other senior management Personnel and making recommendations thereon to the Board of Directors; researching the diversification policy of the composition of the Board of Directors and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management Personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association of the Company; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors. During the reporting period, the Nomination Committee of the Company has proactively performed the above relevant duties.

The Nomination Committee convened three meetings during the reporting period. On March 21, 2016, the Nomination Committee met to review the Report on the Review and Appraisal of Performance of the Board of Directors of the Company and passed a resolution thereon. On April 26, 2016, the Nomination Committee convened a meeting by way of written resolution to consider the Proposal for Nominating Mr. Xu Wenrong as Director of the Company and passed a resolution thereon. On August 23, 2016, the Nomination Committee met to consider the Proposal for Nominating Mr. Zhang Jianhua as Director of the Company and passed a resolution thereon. The attendance of the members of the Nomination Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Yilin	3	3	0
Member	Lin Boqiang	3	3	0
Member	Zhang Biyi	3	3	0

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(10) Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, with Mr. Lin Boqiang as the Chairman, Mr. Zhang Biyi as a member, and a non-executive Director, Mr. Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the Chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors. The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties. During the reporting period, the Audit Committee of the Company has proactively performed the above relevant duties.

The resolutions and review opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The Audit Committee held six meetings during the reporting period. The Committee’s attendance rate at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Lin Boqiang	6	6	0
Member	Zhang Biyi	6	6	0
Member	Liu Yuezhen	6	6	0

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The followings are the work of the Audit Committee during the reporting period:

During the reporting period, the Audit Committee held six meetings.

On March 18, 2016, the Audit Committee met to review seven proposals or reports, including the Annual Financial Report of the Company for 2015, the Profit Distribution Proposal for 2015, the Report on the Company’s Continuing Connected Transactions in 2015, the Report on Internal Controls of the Company in 2015, the Report on Audit Work of the Company in 2015, the Report of KPMG Addressed to the Audit Committee and the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2016 and passed resolutions thereon.

On April 28, 2016, the Audit Committee convened a meeting by way of written resolution to review the First Quarterly Report of the Company for 2016 and passed a resolution thereon.

On June 21, 2016, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 22, 2016, the Audit Committee met to review seven proposals or reports, including the Interim Financial Report of the Company for 2016, the Interim Profit Distribution Proposal of the Company for 2016, the Interim Report on the Continuing Connected Transactions of the Company in 2016, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of

KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2016 and passed resolutions thereon.

On October 27, 2016, the Audit Committee convened a meeting by way of written resolution to review the Third Quarterly Report of the Company in 2016 and passed a resolution thereon.

On November 29, 2016, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

(11) Investment and Development Committee

The main duties of the Investment and Development Committee are as follows: studying the Company’s long-term development strategy proposed by the President and making recommendations thereon to the Board of Directors; studying the annual investment plan and amendments thereto proposed by the President and making recommendations thereon to the Board of Directors; reviewing the feasibility study report or preliminary feasibility study reports on major investment and financing plans, major capital operations and asset operation projects and making recommendations thereon to the Board of Directors; studying other major matters that may influence the development of the Company and making recommendations to the Board of Directors; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors.

The Investment and Development Committee convened one meeting by way of written resolution on November 28, 2016 during the reporting period, at which the Nomination reviewed and approved the 2017 business development and investment plan of the Company and passed a resolution thereon.

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The attendance of the members of the Investment and Development Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Dongjin	1	1	0
Member	Chen Zhiwu	1	1	0
Member	Liu Hongbin	1	1	0

(12) Health, Safety and Environmental Protection Committee

The main duties of the Health, Safety and Environmental Protection Committee are as follows: supervising the implementation of the Company’s policies regarding health, safety and environmental protection; making recommendations to the Board of Directors or president on major decisions or matters of the Company concerning health, safety and environmental protection; addressing inquiries about any major accidents and responsibilities occurring to the production and operation, property and assets, employees or other facilities of the Company and checking and urging the handling of such accidents; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors.

On March 16, 2016, the Health, Safety and Environmental Protection Committee convened one on-site meeting during the reporting period, at which the Health, Safety and Environmental Protection Committee reviewed and approved the 2015 health, safety and environmental protection report of the Company and passed a resolution thereon.

The attendance of the members of the Nomination Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Zhang Jinahua	0	0	0
Member	Xu Wenrong	1	1	0
Member	Yu Baocai	1	1	0
Member	Shen Diancheng	1	1	0
Member	Zhao Zhengzhang	1	1	0

Note:	Mr. Zhang Jianhua served as the Chairman of the Committee in replace of Mr. Shen Diancheng from October of 2016. Mr. Xu Wenrong served as a member of the Committee from June of 2016 and meanwhile Mr. Yu Baocai ceased to be a member of the Committee.

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(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises 9 members, including 5 Supervisors representing shareholders (including 1 Chairman of the Supervisory Committee) and 4 Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercise following functions: to review and propose written review opinion on the regular reports of the Company drafted by the Board of Directors; to review the financials of the Company; to supervise the conducts of the Directors, President, senior vice president, vice president, chief financial officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the Directors, President, senior vice president, vice president, chief financial officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plan to be proposed by the Board of Directors to the shareholders’ general meeting, and appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to call and host shareholders’ general meetings when the Directors fail to perform their duty under the Company Law to call and host shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the

Directors, President, senior vice president, vice president, chief financial officer and other senior management officers in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding its performance together with Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and its audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted 4 meetings, including 2 on-site meetings and 2 meetings by circulation of written notice, conducted review of the 2015 annual report, the First Quarterly Report, Interim Report, the Third Quarterly Report of 2016 of the Company; attended 4 meetings of the Board of Directors, issued 5 opinions of the Supervisory Committee; attended the shareholders’ general meetings twice and proposed 2 proposals to the shareholders’ general meetings.

In summary, the Supervisory Committee of the Company discharged its duties conscientiously in accordance with the Articles of Association, including convening Supervisory Committee meetings, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

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(15) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”.

(18) Others

Relevant information on corporate governance,

mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such regulations in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

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SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within 10 days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon passing Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within 10 days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting resolutions to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional resolution(s) in writing to the convenor 10 days prior to the general meeting. The convenor shall, within 2 days upon receipt of the proposed resolution(s), serve a supplemental notice of general meeting, announcing the contents of such proposed resolution(s). The contents of any such proposed resolutions(s) shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

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Should any shareholder wish to make a proposal in accordance with the Articles of Association of the Company, both the annual report of the Company and the “Investors” section of the Company’s website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the investors section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by Chairman. Vice Chairman, President and Independent Directors or any intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors’ Relations Department of the Company. Some other shareholders also make more frequent use of the mailbox of the Secretary to the Board which is available to the public on the website. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2015 was held on May 25, 2016 at Oriental Bay International Hotel, Beijing. Seven ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the 2015 Directors’ Report, 2015 Report of the Supervisory Committee, 2015 Financial Statements, 2015 Profit Distribution Plan, resolution of Authorisation to the Board of Directors to decide on 2016 Interim Profit Distribution Plan, resolution of employment of domestic and international accounting firms of the Company for 2016 and authorization for the Board of Directors to decide on their remuneration, resolution of election of Directors electing Mr. Xu Wenrong as Director. One special resolution was passed and approved at the meeting by more than two thirds of the votes, which was the resolution granting general mandate to the Board of Directors to issue shares of the Company. The independent Directors of the Company did not make any proposals at the general meeting.

On October 20, 2016, the Company convened the first extraordinary general meeting for 2016 at Oriental Bay International Hotel, Beijing, at which the shareholders passed and approved by more than half of the votes one ordinary resolution to elect Mr. Zhang Jianhua as Director of the Company.

The resolutions passed at the above annual general meeting, together with relevant details, have been set out in the announcements published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on October 20 and 21, 2016, respectively.

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DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Operating Review”, “ Discussion and Analysis of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

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(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

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(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2016, the Group has no contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws

and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Company has complied with significant laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Third West-East Gas Pipeline	130,400	58,351	Construction of western part and eastern part	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning

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5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened 4 regular Board meetings and 3 extraordinary Board meetings, and passed 28 resolutions.

a. The first meeting of the Board of the Company in 2016 was held on March 22, 2016 and on March 23, 2016.There should be eleven Directors to be present at the meeting, and 10 Directors actually attended the meeting. Mr. Yu Baocai could not attend the meeting for some reason and authorised Mr. Wang Dongjin by proxy to attend the meeting and vote on his behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following 11 resolutions (all unanimously voted for):

•	The resolution on the Company’s 2015 President Work Report;

•	The resolution on the financial statements for year 2015;

•	The resolution on the draft profit distribution plan for 2015;

•	The resolution on the 2015 annual report and results announcement;

•	The resolution on the Report on Assessment of the Results of Operations by the President’s Work Team for 2015 and the Formulation of President’s Performance Contract for 2016;
•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2016;

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue shares;

•	The resolution on the Working Report on internal control of the Company for 2015;

•	The resolution on the sustainability report of the Company for 2015;

•	The resolution on the thirteenth five-year plan of the Company;

•	The resolution on convening of the annual general meeting of the Company for 2015.

b. The second meeting of the Board of Directors of the Company in 2016 (extraordinary) was held on April 28, 2016 by way of written resolution. There should be eleven Directors to be present at the meeting, and eleven Directors actually attended the meeting. The meeting reviewed and passed the following 3 resolutions (all unanimously voted for):

•	The resolution on the 2016 first quarterly report of the Company;

•	The resolution on the 2015 annual 20-F report of the Company;

•	The resolution on the election of Mr. Xu Wenrong as Director of the Company.

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c. The third meeting of the Board of Directors of the Company in 2016 was held on June 22, 2016. There should be 12 Directors to be present at the meeting, and 9 Directors actually attended the meeting. Mr. Yu Baocai, Mr. Xu Wenrong and Mr. Richard H. Matzke could not attend the meeting for some reasons and had authorised Mr. Wang Dongjin, Mr. Liu Yuezhen and Mr. Lin Boqiang, respectively, by proxy to attend and vote at the meeting on their behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed a resolution on the changes in the members of certain committees (unanimously voted for).

d. The fourth meeting of the Board of Directors of the Company in 2016 (extraordinary) was held on July 28, 2016 by way of written resolution. There should be 12 Directors to be present at the meeting, and 12 Directors actually attended the meeting. The meeting reviewed and passed a resolution on foregoing the right of the Company to participate in the additional capital contribution to China Petroleum Finance Company Limited on a pro rata basis (unanimously voted for).

e. The fifth meeting of the Board of the Company in 2016 was held on August 23, 2016. There should be 12 Directors to be present at the meeting, and 9 Directors actually attended the meeting. Mr. Shen Diancheng, Mr. Xu Wenrong and Mr. Liu Hongbin could not attend the meeting for some reasons and had authorised Mr. Yu Baocai, Mr. Liu Yuezhen and Mr. Zhao Zhengzhang, respectively, by proxy to attend the meeting and vote on their behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following 6 resolutions (all unanimously voted for):

•	The resolution on the Company’s interim financial report for 2016;

•	The resolution on the Company’s interim profit distribution plan for 2016;

•	The resolution on the interim report and interim results report of the Company for 2016;

•	The resolution on the application of the Company for the cap of continuing connected transactions with Beijing Gas;

•	The resolution on the nomination of Mr. Zhang Jianhua as Director of the Company;

•	The resolution on convening the 2016 extraordinary shareholders’ meeting of the Company.

f. The sixth meeting of the Board of Directors of the Company in 2016 (extraordinary) was held on October 28, 2016 by way of written resolution. There should be 13 Directors to be present at the meeting, and 13 Directors actually attended the meeting. The meeting reviewed and passed four resolutions (all unanimously voted for):

•	The Resolution on the third quarterly report of the Company for 2016;

•	The resolution on the election of Mr. Zhang Jianhua as Vice Chairman of the Company;

•	The resolution on changes in the composition of the Health, Safety and Environmental Protection Committee of the Board of Directors;

•	The resolution on Mr. Liu Hongbin ceasing to concurrently serve as Vice President of the Company.

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g. The seventh meeting of the Board of the Company in 2016 was held on November 29, 2016. There should be 13 Directors to be present at the meeting, and 11 Directors actually attended the meeting. Mr. Wang Dongjin and Mr. Chen Zhiwu could not attend the meeting for some reasons and had authorised Mr. Yu Baocai and Mr. Lin Boqiang, respectively, by proxy to attend the meeting and vote on their behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following 2 resolutions (all unanimously voted for):

•	The resolution on the business development and investment plan of the Company for 2017;

•	The resolution on the budget report of the Company for 2017.

(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Wang Yilin	7	7	0

Vice Chairman and Non-executive Director	Zhang Jianhua	2	2	0
Vice Chairman, Executive Director and President	Wang Dongjin	7	6	1
Non-executive Director	Xu Wenrong	5	3	2
Non-executive Director	Yu Baocai	7	5	2
Non-executive Director	Shen Diancheng	7	6	1
Non-executive Director	Liu Yuezhen	7	7	0
Non-executive Director	Liu Hongbin	7	6	1
Executive Director	Zhao Zhengzhang	7	7	0
Independent Non-executive Director	Chen Zhiwu	7	6	1
Independent Non-executive Director	Richard H. Matzke	7	6	1
Independent Non-executive Director	Lin Boqiang	7	7	0
Independent Non-executive Director	Zhang Biyi	7	7	0

Notes:	On May 25, 2016, the 2015 general meeting elected Mr. Xu Wenrong as Director of the Company. On October 20, 2016, the 2016 extraordinary shareholders’ meeting of the Company elected Mr. Zhang Jianhua as Director of the Company and, on October 28, 2016, the Board of Directors elected Mr. Zhang Jianhua as Vice Chairman of the Board of Director.

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(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Wang Yilin	2	1
Vice Chairman, Non-executive Director	Zhang Jianhua	0	0
Vice Chairman, Executive Director and President	Wang Dongjin	2	2
Non-executive Director	Xu Wenrong	1	0
Non-executive Director	Yu Baocai	2	1
Non-executive Director	Shen Diancheng	2	1
Non-executive Director	Liu Yuezhen	2	1
Non-executive Director	Liu Hongbin	2	2
Executive Director	Zhao Zhengzhang	2	1
Independent Non-executive Director	Chen Zhiwu	2	0
Independent Non-executive Director	Richard H. Matzke	2	1
Independent Non-executive Director	Lin Boqiang	2	2
Independent Non-executive Director	Zhang Biyi	2	2

Note:	On May 25, 2016, the 2015 general meeting elected Mr. Xu Wenrong as Director of the Company. On October 20, 2016, the 2016 extraordinary shareholders’ meeting of the Company elected Mr. Zhang Jianhua as Director of the Company and, on October 28, 2016, the Board of Directors elected Mr. Zhang Jianhua as Vice Chairman of the Board of Director.

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

a. Nomination Committee

During the reporting period, the Nomination Committee held three meetings.

On March 21, 2016, the Nomination Committee reviewed the Report on the Review and Appraisal of Performance of the Board of Directors of the Company by way of written resolution and passed resolutions thereon.

On April 26, 2016, the Nomination Committee convened a meeting by way of written resolution to review the Proposal on Selecting Mr. Xu Wenrong as the Candidate for Director of the Company and passed a resolution thereon.

On August 23, 2016, the Nomination Committee convened a meeting to review the Proposal on Selecting Mr. Zhang Jianhua as the Candidate for Director of the Company and passed a resolution thereon.

b. Audit Committee

During the reporting period, the Audit Committee held six meetings, of which two meetings were held by way of written resolution.

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On March 18, 2016, the Audit Committee reviewed seven proposals or reports, including the Annual Financial Report of the Company for 2015, the Profit Distribution Proposal for 2015, the Report on the Company’s Continuing Connected Transactions in 2015, the Report on Internal Controls of the Company in 2015, the Report on Audit Work of the Company in 2015, the Report of KPMG Addressed to the Audit Committee and the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2016 and passed resolutions thereon.

On April 28, 2016, the Audit Committee convened a meeting by way of written resolution to review the First Quarterly Report of the Company for 2016 and passed a resolution thereon.

On June 21, 2016, the Audit Committee reviewed three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 22, 2016, the Audit Committee reviewed seven proposals or reports, including the Interim Financial Report of the Company for 2016, the Interim Profit Distribution Proposal of the Company for 2016, the Interim Report on the Continuing Connected Transactions of the Company in 2016, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2016 and passed resolutions thereon.

On October 27, 2016, the Audit Committee convened a meeting by way of written resolution to review the Third Quarterly Report of the Company in 2016 and passed a resolution thereon.

On November 29, 2016, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

Moreover, the Audit Committee completed the independence examination and business approval procedures in respect of non-auditing activities carried out by KPMG.

c. Investment and Development Committee

On November 28, 2016, the Investment and Development Committee held a meeting by way of written resolution, at which it reviewed and passed the the Company’s Business Development and Investment Plan for 2017 and passed a resolution thereon.

d. Examination and Remuneration Committee

During the reporting period, the Examination and Remuneration Committee held one meeting. On March 21, 2016, the Examination and Remuneration Committee convened a meeting, which was attended by its Chairman Mr. Richard H. Matzke and members Mr. Lin Boqiang and Mr. Liu Yuezhen. The meeting reviewed the Report on Assessment of the Results of Operations by the President’s Work Team for 2015 and the Formulation of President’s Performance Contract for 2016 and issued a written opinion thereon.

e. Health, Safety and Environment Committee

On March 16, 2016, the Health, Safety and Environment Committee held a meeting, at which it reviewed and passed the Company’s Health, Safety and Environment Work Report for 2015 and passed a resolution thereon.

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During the reporting period, for the attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, Safety and Environment Committee, reference can be made to the relevant parts under the Corporate Governance Section of this Annual Report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators”.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2016 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2016 was RMB2.579 billion.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2016 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2016, the reserves of the Company that can be distributed as dividends were RMB574,536 million.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

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14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 29% of the Group’s total purchase in 2016.

The aggregate revenue derived from the major customers is set out in Note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 15% of the Group’s total sales.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2016.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2016, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the last practicable date prior to the publication of this report.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the environmental protection authorities. Public information disclosure regarding the environment has been made by these companies as per relevant regulations of Ministry of Environmental Protection of the People’s Republic of China and the requirements of the local environmental protection authorities on the websites of the local environmental protection bureaus or other websites designated by them. Please refer to such websites for details of the disclosures. The Company proactively engaged in the social charity. In 2016, the total amount of the Company’s donations in fellowship and disaster relief has exceeded RMB43.6 million. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

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20. Poverty Alleviation

The Company attaches great importance to poverty alleviation and fully implements the guidelines and policies of the State in relation thereto. Under the leadership of the Poverty Alleviation Office of the State Council and SASAC, the Company always focused on bettering the production and living conditions of the people of the regions aided by it and helping the poor become rich. Sticking to the primary objectives of improving the people’s livelihood, supporting industries, enhancing abilities and promoting health, the Company took supporting projects as its main means to achieve such objectives and made an overall planning and took measures suited to local conditions with a view of solving most imperative issues for the people and promoting the local economic and social development. These efforts built a bridge between the enterprise and the locality for common development and achieved a “win-win” in terms of social benefits and economic results.

In 2016, in accordance with the overall planning of the State for targeted poverty alleviation and support projects, the Company contributed a total amount of RMB73.99 million to 13 counties in seven provinces under its support. The Company launched 28 poverty-alleviating projects and helped 12,000 poverty-stricken persons covered by such projects with specific files and cards get rid of poverty. Of these projects, 10 are intended to alleviate poverty by industrial development, to which the Company contributed RMB30 million, helping 8,000 persons covered by such projects with specific files and cards get rid of poverty. The Company contributed RMB12.85 million to poverty alleviation through education, RMB4.37 million to poverty alleviation in relation to health care and RMB0.25 million to minimum security. For the other 18 poverty–alleviating projects, the Company contributed RMB26.52 million, helping 4,000 persons covered by such projects with specific files and cards get rid of poverty. The Company also organised five seminars to provide trainings to over 700 cadres, teachers and medical workers and fulfilled such tasks as providing support to Tibet, Qinghai and Chongqing and the replacement of 15 cadres sent to serve as the first Party secretary of poverty-stricken villages on a temporary basis for the purposes of poverty alleviation. The Company achieved excellent results in poverty alleviation and was widely acclaimed and highly commended by the relevant authorities of the central government, the governments and people of regions so aided, In 2016, the Company received the Award for Excellent Work in Targeted Support for Qinghai from the Party Commission and Government of Qinghai Province.

In 2017, the Company will continue to do a good job implementing the requirements of the central government for poverty alleviation and take various initiatives to carry out specific poverty alleviation tasks with accurately orientated and faithful efforts. The Company will push forward the “Five Combinations”, namely, combining poverty alleviation with the requirements of the accurately orientated poverty alleviation policy, combining the actual needs of the locality with the governmental planning, combining the advantage of the Company in resources and its local business, and combining the leading enterprise in the aided region with the persons leading people to well-being and social organisations. The Company will actively explore practicable new models to help the regions aided by it succeed in getting rid of poverty, faithfully perform its social responsibilities and make greater contribution to developing China into a well-off society and promoting the economic and social development of China to a full extent.

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21. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

At the end of 2016, the Group has 40,262 research and development personnel, accounting for 7.91% of the total number of employees of the Group, which represents a decrease of 0.21 percentage point as compared with the end of last year. In 2016, the Group invested RMB17,565 million in research and development, which represents a decrease of 9.0% as compared with last year, and represents 1.1% of the revenue of the Group. The ratio of R&D input capitalization was 36.1%. The Group obtained 2,315 Chinese patents and won two second prizes in the State’s Scientific Technological Invention Award. As at December 31, 2016, the Group owned a total of approximately 11,500 patents obtained in China and overseas.

By Order of the Board

Wang Yilin

Chairman

Beijing, the PRC

March 30, 2017

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Guo Jinping Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2016, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee held four meetings during the reporting period.

On March 21, 2016, the first meeting of the Supervisory Committee of the Company in 2016 was convened in Beijing and chaired by Mr. Guo Jinping, the Chairman of the Supervisory Committee. At this meeting, the Supervisory Committee reviewed and approved 8 proposals, including the Financial Report of 2015, the Draft Profit Distribution Plan of 2015, the Report on Assessment of the Results of Operations by the President’s Work Team for 2015 and the Formulation of President’s Performance Contract for 2016, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2016, the Supervisory Committee’s Report for 2015, the Supervisory Committee’s Work Summary for 2015 and Working Plan for 2016, the Sustainable Development Report of the Company for 2015 and the Annual Report of the Company for 2015 and its Summary.

084

On April 28, 2016, the second meeting of the Supervisory Committee of the Company in 2016 was convened by way of written resolution. The First Quarterly Report of 2016 was reviewed and approved at the meeting.

On August 22, 2016, the third meeting of the Supervisory Committee of the Company in 2016 was convened in Beijing and chaired by Mr. Guo Jinping, the Chairman of the Supervisory Committee. The Interim Financial Statement of 2016, the Interim Profit Distribution Plan of 2016 and the Interim Report of 2016 and its Summary were reviewed and approved at the meeting.

On October 28, 2016, the fourth meeting of the Supervisory Committee of the Company in 2016 was convened by way of written resolution. The Third Quarterly Report of 2016 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

In 2016, the Supervisory Committee attended two general meetings. One was the annual general meeting for 2015 of the Company held on May 25, 2016, at which the Supervisory Committee submitted the Supervisory Committee’s Report for 2015 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company for 2016 and Authorization to the Board to Determine the Remuneration, which were approved at the annual general meeting. The other was the extraordinary general meeting of the Company for 2016 held on October 20, 2016, at which the Proposal for Election of Mr. Zhang Jianhua as a Director of the Company was reviewed.

The Supervisory Committee attended 4 meetings of the Board of Directors as a non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2015 and the Interim Report of 2016 and their summaries, profit distribution, budget, investment plan, reserves assessment, connected transactions, and the President’s Working Report. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings and received 17 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Reform and Management Department, the Audit Department, KPMG, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

The Supervisory Committee completed 1 random financial auditing investigations, performed auditing on 4 departments, prepared a total of 5 investigation reports and general reports and put forward 41 recommendations.

The Supervisory Committee organized its members to make an inspection tour, which covered six subsidiary entities and focused on system construction, compliance management, production and operation. On-site coordination meetings were held at the head offices of these entities during the tour to urge, study and implement the rectification work.

085

Further, the Supervisory Committee carried out the following work:

Firstly, the Supervisory Committee made painstaking efforts to take part in a pubic appraisal on the “Best Practices of the Supervisory Committees of Listed Companies” and was awarded the “Top 20 Supervisory Committees with Best Practices” prize. In 2016, China Association of Listed Companies, Shanghai Stock Exchange and Shenzhen Stock Exchange jointly organized the public appraisal on the “Best Practices of the Supervisory Committees of Listed Companies” on nation-wide basis. After a series of appraisal procedures comprising documents submission, creditworthiness examination, public voting and appraisal by experts, the Company won the honour of “Top 20 Supervisory Committees with Best Practices” and was included in the Excellent Examples of Best Practices of Supervisory Committees of Listed Companies, which gave publicity to the performance of the Supervisory Committee and promoted the positive corporate image of the Company in the capital markets.

Secondly, the Supervisory Committee intensified communication and coordination and successfully completed the election and replacement of certain supervisors. In 2016, two employee representative supervisors were to be replaced due to age and work transfer respectively. To ensure a smooth election and replacement of the employee representative supervisors, the Supervisory Committee contacted the relevant departments in advance and submitted a working proposal. Thanks to such early communication and adequate preparation, the election and replacement were conducted in the prescribed order. Meanwhile, the Supervisory Committee fulfilled the requirements of the Hong Kong Stock Exchange and the Shanghai Stock Exchange for confirmation of supervisor’s representations and undertakings as well as for the relevant information disclosure.

Thirdly, the Supervisory Committee adopted the performance reminder letter to give further effect to the functions of supervisors. To facilitate the performance by supervisors of their duties of due diligence and care, the Supervisory Committee prepared the Supervisors’ Performance Reminder Letter, providing a specific reminder of the basic duties of the Supervisory Committee, appointment and dismissal of supervisors, attendance requirements, supervisory trainings, assistance in daily regulatory work, trading of stocks of the Company, performance relevant report and information disclosure. The Performance Reminder Letter will help the supervisors perform their duties of due diligence and care and reduce or avoid their risks as supervisors.

Fourthly, the Supervisory Committee actively assisted in pushing forward the reforms and conscientiously provided advice and reports in connection therewith. Given the landscape of the State and the Company pushing forward the reforms, the Supervisory Committee actively provided assistance and support to the reforms carried out by the superior authorities and the Company, including receiving the research personnel from the Central Reform Office, responding to the written investigation by SASAC for strengthening and improving supervision over state-owned assets and preventing them from loss and providing comments on the reform of the Company.

Fifthly, the Supervisory Committee arranged for supervisors and office personnel to attend the 2016 Training Seminar for Newly Appointed Supervisors of Listed Companies in Beijing held by Beijing Securities Bureau and the Advanced Training Seminar on How to Do the Supervisory Work in a Practical and Professional Way organised by the Zhongqilianpei.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believed that, in 2016, facing the still difficult economic situation, the management of the Company overcame multiple pressures, adhered to the guideline of steady development, implemented the strategies of resources, markets, internationalization and innovation and deepened the reform. The Company enhanced its activity, strengthened its management, tapped its full potential, improved its efficiency, adjusted and improved its investments, budgets and production and operation plans, pushed forward the steady and optimized conduct of its production and operation, stabilised the development of its primary business, reinforced the balance between production, refinery, transportation, sale, storage and trade, thus achieving better results than expected.

086

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2016, the Company firmly and effectively carried out an array of works by conscientiously following the laws and regulations of the State, the regulatory rules stipulated by the listing venues and the Articles of Association of the Company. The rules of procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and decisions made during the meetings were also well implemented. The Company continued to intensify its efforts to operate its business in accordance with the laws and carried on its operation in compliance with the relevant regulations, thus further improving the compliance work.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

As at the end of 2016, the financial positions of the Company continued to be steady and the total assets and equity of the Company increased slightly and the liabilities of the Company were further reduced, with a decrease in the gearing ratio and the liabilities-to-assets ratio as compared with the beginning of the year, which showed that the efforts of the Company to optimize the structure of its assets and debts and intensify balanced management of funds were well repaid.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen LLP and KPMG Certified Public Accountants give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures. No non-compliance has been noted.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The total amount of connected transactions of the Company decreased as compared with last year and such connected transactions were generally conducted in a regularized manner in compliance with the requirements of the Listing Rules. The relevant information has also been disclosed completely. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The Company continued its efforts in system improvement and process optimisation, and intensified the control of risks and the monitoring of system operation. Management test, exceptions rectification, defects assessment and information disclosure about internal controls were pushed forward in an orderly way.

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(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee conscientiously performed the duties of supervision provided in the Company Law and the Articles of Association and did not detect any material matter or issue to be further mentioned.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2016, the Company kept adapting to requirements for energy reform and, adhering to the philosophy of innovative, co-ordinated, green, open and shared development, intensifying its efforts in technological and managerial innovation as well as safety and environmental protection, optimising processes and energy structure to build up a secure, steady, diversified and clean energy supply system, with a good potential for sustainable development. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2017, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with the Company Law, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Guo Jinping

Chairman of the Supervisory Committee

Beijing, the PRC

March 30, 2017

088

DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

					Remuneration received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2016 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2015	As at December 31, 2016
Wang Yilin	M	60	Chairman	2015.06- 2017.06	—	Yes	0	0
Zhang Jianhua	M	52	Vice Chairman/Non- executive Director	2016.10- 2019.06	—	Yes	0	0
Wang Dongjin	M	54	Vice Chairman/ Executive Director/ President	2011.05- 2017.06	774	No	0	0
Xu Wenrong	M	55	Non-executive Director	2016.05- 2019.06	—	Yes	0	0
Yu Baocai	M	51	Non-executive Director	2011.05- 2017.06	—	Yes	0	0
Shen Diancheng	M	57	Non-executive Director	2014.05- 2017.06	—	Yes	0	0
Liu Yuezhen	M	55	Non-executive Director	2014.05- 2017.06	—	Yes	0	0
Liu Hongbin	M	53	Non-executive Director	2014.05- 2017.06	679	Yes	0	0
Zhao Zhengzhang	M	60	Executive Director/ Vice President	2015.06- 2017.06	759	No	0	0
Chen Zhiwu	M	54	Independent Non- executive Director	2011.05- 2017.06	234	No	0	0
Richard H. Matzke	M	79	Independent Non- executive Director	2014.05- 2017.06	241	No	0	0
Lin Boqiang	M	59	Independent Non- executive Director	2014.05- 2017.06	281	No	0	0
Zhang Biyi	M	63	Independent Non- executive Director	2014.10- 2017.06	278	No	0	0

Note:	The 2016 remuneration as set out above does not include the deferred performance remuneration of RMB1.64 million paid by the Company to its Directors in accordance with the relevant provisions of the Chinese Government for the period from 2013 to 2015.

On October 28, 2016, Mr. Liu Hongbin resigned as vice president, and was re-designated from an Executive Director to a Non-executive Director. Since then, Mr. Liu Hongbin ceased to receive the remuneration from the Company.

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Brief biography of Directors:

Wang Yilin, aged 60, is the Chairman of the Company, concurrently serving as the Chairman of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr. Wang served as chairman of China National Offshore Oil Corporation and CNOOC Limited, from April 2011. Mr Wang served as the Chairman of CNPC since April 2015, and concurrently serving as the Chairman of the Company since June 2015.

Zhang Jianhua, aged 52, is a Vice Chairman of the Company, concurrently serving as a director and general manager of CNPC. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in PRC petroleum and chemical industry. From April 1999, Mr. Zhang served as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000, he served as a deputy manager of Sinopec Shanghai Gaoqiao Company. From September 2000, he served as the manager of Sinopec Shanghai Gaoqiao Company. From April 2003, he served as a vice president of China Petroleum & Chemical Coporation. From November 2003, he concurrently served as the director of the production and operation management department of China Petroleum & Chemical Coporation. From March 2005, he served as the senior vice president of China Petroleum & Chemical Coporation. From May 2006, he served as a director of China Petroleum & Chemical Coporation. From June 2007, he concurrently served as the chairman of Sinopec (Hong Kong) Limited. From October 2014, he concurrently served as the chairman of Sinopec Engineering (Group) Co., Ltd.. From July 2016, he served as the director and general manager of CNPC. From October 2016, he has been serving as the Director and Vice Chairman of the Company.

Wang Dongjin, aged 54, is a Vice Chairman and the President of the Company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. Mr. Wang has over 30 years of working experience in China’s oil and gas industry. From July 1995, Mr. Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr. Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr. Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr. Wang was appointed as a Director of the Company. From July 2013, Mr. Wang was appointed as President of the Company. Since May 2014, Mr. Wang has been a Vice Chairman and the President of the Company.

090

Xu Wenrong, aged 55, is a Director of the Company, concurrently serving as deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has nearly 30 years of working experience in China’s oil and gas industry. From November 1997, he served as deputy director of Bureau of Oil Geophysical Prospecting. From December 1999, he served as director of Bureau of Oil Geophysical Prospecting. From December 2002, he served as vice chairman and general manager of Oriental Geophysical Prospecting Co., Ltd.. From January 2004, he served as assistant to the general manager of CNPC. From September 2005, he concurrently served as director of the development research department of CNPC. From July 2006, he concurrently served as Chairman of CPECC. From June 2011, he served as director, head of disciplinary inspection team, Chairman of trade union and director of China Shipping Management Cadres College of China Shipping (Group) Corporation. From February 2014, he served as deputy general manager and head of disciplinary inspection team of China Shipping (Group) Corporation. From July 2015, he served as the head of discipline inspection team of China Shipping (Group) Corporation. From January 2016, he served as deputy general manager of CNPC. From May 2016, he has been serving as a Non-executive Director of the Company.

Yu Baocai, aged 51, is a Director of the Company and the deputy general manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr. Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical

Company. From September 2008, Mr. Yu worked as the deputy general manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr. Yu has been appointed a Director of the Company.

Shen Diancheng, aged 57, is a Director of the Company and the deputy general manager and safety director of CNPC. Mr. Shen is a professor-level senior engineer and holds a doctorate degree. Mr. Shen has over 30 years of working experience in China’s petrochemical industry. He was appointed as the executive deputy general manager of Daqing Refining and Chemical Branch Company in October 2000, general manager of Liaoyang Petrochemical Branch Company in April 2002, general manager of Jilin Petrochemical Branch Company in November 2005, Vice President of the Company in June 2007 and was concurrently appointed as the general manger of Refinery and Chemical Branch and Marketing Branch of the Company. Mr. Shen became the general manager of Refinery and Chemical Branch of the Company in November 2007, and became the deputy general manager of CNPC in April 2011. Mr. Shen became the safety director of CNPC in February 2012. From May 2014, Mr. Shen has been appointed a Director of the Company.

Liu Yuezhen, aged 55, is a Director of the Company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has over 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed a Director of the Company.

091

Liu Hongbin, aged 53, is a Director of the Company, concurrently serving as a deputy general manager of CNPC. Mr. Liu is a senior engineer and holds a bachelor’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr. Liu was appointed as Vice President of the Company in June 2007, and concurrently the general manager of the Marketing Branch of the Company in November 2007. Mr. Liu was appointed as the deputy general manager of CNPC in July 2013. Mr. Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Zhao Zhengzhang, aged 60, is a Director and Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company and a deputy general manager of CNPC. Mr.

Zhao is a professor-level senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. In June 1996, Mr. Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr. Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as primary executive of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr. Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company. In August 2013, Mr. Zhao was appointed to concurrently serve as the general manager of the Changqing Oilfield Company and the director of Changqing Petroleum Exploration Bureau. He has concurrently served as a deputy general manager of CNPC from July 2014. In June 2015, he was appointed as a Director of the Company.

Chen Zhiwu, aged 54, is an Independent Non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr. Chen received a bachelor of science degree from Central South University of Technology (now the Central South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr. Chen started his teaching career in the University of Wisconsin - Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr. Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr. Chen has been appointed an Independent Non-executive Director of the Company.

092

Richard H. Matzke, aged 79, is an Independent Non-executive Director of the Company. He is now an independent director of the board of directors and a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director of the board of directors of PHI Inc.. Mr. Matzke obtained a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University, and a master’s degree in business administration from St. Mary’s College. Mr. Matzke worked consecutively at the exploration, planning, economic analysis and research department of Chevron Oil Company since 1961. Mr. Matzke was elected vice president of Chevron Chemical Company in 1979, named director of Caltex Pacific Indonesia in 1982, appointed as the president of Chevron Canada Resources Ltd. in 1986, named president of Chevron Overseas Petroleum Inc., and was elected director of Chevron Chemical Company in 1997. Mr. Matzke has been a director of Lukoil ever since his retirement from the board of directors of Chevron Oil Company in 2002 and had served as the Chairman of the Strategy and Investment Committee. Mr. Matzke was chairman of the U.S. – Kazakhstan Business Association and U.S. – Azerbaijan Business Association, a member of the Council on Foreign Relations and the US-Russia Business Council, a board member of the National

Committee on United States-China Relations, a board member of the Africa-America Institute, a member of the Advisory Board of the Center for Strategic and International Studies, and a counsel for the U.S. International Commerce Chamber. Mr. Matzke has been appointed an Independent Non-executive Director of the Company from May 2014.

Lin Boqiang, aged 59, is an Independent Non-executive Director of the Company. He has a Ph.D in economics from the University of California, United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the associate dean of New Huadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor of Xiamen University. Mr. Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. Mr. Lin is currently a vice chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a member of the Energy Partnership Advisory and a vice chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos, Switzerland. Mr. Lin has been appointed an Independent Non-executive Director of the Company from May 2014.

Zhang Biyi, aged 63, is an Independent Non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed an Independent Non-executive Director of the Company from October 2014.

093

(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration received from the Company in 2016 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
Name	Gender	Age	Position	Term			As at December 31, 2015	As at December 31, 2016
Guo Jinping	M	59	Chairman of Supervisory Committee	2011.05- 2017.06	—	Yes	0	0
Zhang Fengshan	M	54	Supervisor	2014.05- 2017.06	—	Yes	0	0
Li Qingyi	M	56	Supervisor	2014.05- 2017.06	—	Yes	0	0
Jia Yimin	M	56	Supervisor	2014.05- 2017.06	—	Yes	0	0
Jiang Lifu	M	53	Supervisor	2014.10- 2017.06	—	Yes	0	0
Yang Hua	M	53	Supervisor appointed by employees’ representatives	2014.10- 2017.06	862	No	0	0
Li Jiamin	M	53	Supervisor appointed by employees’ representatives	2014.05- 2017.06	707	No	0	0
Li Wendong	M	52	Supervisor appointed by employees’ representatives	2016.05- 2019.06	670	No	0	0
Liu Xianhua	M	53	Supervisor appointed by employees’ representatives	2016.05- 2019.06	528	No	0	0

Note:	On May 16, 2016, Mr. Yaowei and Mr. Liu Hehe, employee representative supervisors of the Company, resigned from such positions due to age and post transfer respectively, The total remuneration received by them from the Company in 2016 totals RMB469,000 yuan and RMB352,000 yuan respectively.

094

Brief biography of the Supervisors:

Guo Jinping, aged 59, is the Chairman of the Supervisory Committee of the Company, and concurrently the general manager of the Legal Department of the Company, the assistant to the general manager of CNPC, the general counsel and the director of the Legal Department of CNPC. Mr. Guo is a professor-level senior economist and has been awarded with on-job post-graduate qualification. Mr. Guo has over 30 years of working experience in China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr. Guo worked as the deputy director of the development and research department in CNPC. From September 1999, he worked as the general manager of the Legal Department of the Company. From September 2005, Mr. Guo worked concurrently as the director of the legal department of CNPC. In November 2007, he became the general manager of the Legal Department of the Company and the general counsel and the director of the legal department of CNPC. In May 2011, Mr. Guo was appointed as a Supervisor of the Company. Since April 2014, Mr. Guo concurrently serves as the assistant to the general manager of CNPC. In May 2014, Mr. Guo was appointed the Chairman of the Supervisory Committee of the Company.

Zhang Fengshan, aged 54, is a Supervisor and concurrently the safety director and the general manager of Quality, Safety and Environment Department of the Company and the deputy safety director and the general manager of safety, environment and energy conservation department and the director of safety, environment supervision center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe

Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the general manager of Safety, Environment and Energy Conservation Department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed a Supervisor of the Company. From July 2014, Mr. Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr. Zhang was appointed as the director of safety, environment supervision center of CNPC concurrently. From December 2016, he has concurrently been serving as the general manager of the Quality, Safety and Environmental Department of the Company and the general manager of the quality, safety and environmental department of CNPC.

Li Qingyi, aged 56, is a Supervisor of the Company, and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department and director of the Auditing Services Centre of CNPC. Mr. Li is a professor-level senior accountant and holds a master’s degree of economics. He has nearly 35 years of working experience in the China’s oil and gas industry. Mr. Li was Chief Accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M & A Department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC Auditing Services Centre from September 2010, the deputy general manager of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from August 2011, and the general manager of the Audit Department and concurrently the general manager of the Audit Department and the director of the Auditing Services Centre of CNPC from September 2012. From May 2013, Mr. Li was appointed a Supervisor of the Company.

095

Jia Yimin, aged 56, is a Supervisor of the Company, and concurrently the general manager of M&A Department of the Company, and the general manager of M&A Department of CNPC. Mr. Jia is a professor-level senior accountant and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Jia was the deputy general manager of the Finance Department of the Company from February 2000 and the director of the Budget Planning Office of the Company and the director of the Budget Planning Office of CNPC from July 2007, the general manager of the Budget Planning Department of the Company and the general manager of the Budget Planning Department of CNPC from May 2011, the general manager of M&A Department of the Company and the general manager of M&A Department of CNPC from November 2013. In May 2014, Mr. Jia was appointed a Supervisor of the Company.

Jiang Lifu, aged 53, is a Supervisor of the Company, and concurrently the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of M&A Department of the Company from August 2003, deputy director of the Planning Department of CNPC from May 2005, deputy general manager of the Planning Department of the Company from June 2007 and concurrently deputy director of the Planning Department of CNPC. He has been the general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the

general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed a

Supervisor of the Company. In April 2015, he was appointed the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC.

Yang Hua, aged 53, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the general manager of PetroChina Changqing Oilfield Branch Company and the director of Changqing Petroleum Exploration Bureau. Mr. Yang is a professor-level senior engineer and holds a doctorate degree, with over 30 years working experience in China’s oil and natural gas industry. Mr. Yang acted as the deputy general manager of Changqing Oilfield Company since October 2002, the executive deputy general manager of Changqing Oilfield Company since February 2008, the principal of Changqing Oilfield Company since January 2014, and the general manager of Changqing Oilfield Company and also the chief director of Changqing Oil Exploration Bureau since July 2014. In October 2014, he was appointed a Supervisor of the Company.

Li Jiamin, aged 53, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Lanzhou Petrochemical Corporation and the general manager of Lanzhou Petroleum

& Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed a Supervisor of the Company in May 2014.

096

Li Wendong, aged 52, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. From January 2006, he served as the deputy director of PetroChina Pipeline Bureau. From August 2011, he served as the head of PetroChina West Pipeline Company. From November 2013, he has been serving as the general manager of PetroChina West Pipeline Company. From March 2016, he served as the general manager of PetroChina West-East Gas Transmission Pipeline Branch Company and West-East Gas Transmission Sales Branch Company. He was appointed a Supervisor of the Company in May 2016.

Liu Xianhua, aged 53, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Liaoning Sales Branch Company and the general manager of Liaoning Petroleum Corporation. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. He served as the general manager of PetroChina Shandong Sales Branch Company from May 2005.He served as the general manager of PetroChina North-eastern Sales Branch Company from March 2012. He has been serving as the general manager of PetroChina Liaoning Sales Branch Company and the general manager of Liaoning Petroleum Corporation from December 2015. Mr. Liu was appointed as a Supervisor of the Company in May 2016.

(3) Senior Management

Information on current members of the senior management is set out below:

					Remuneration received from the Company in 2016 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in
							the Company
							As at	As at
Name	Gender	Age	Position	Term			December 31, 2015	December 31, 2016
Sun Longde	M	54	Vice President	2007.06-	905	No	0	0
Huang Weihe	M	59	Vice President	2011.10-	905	No	0	0
Xu Fugui	M	59	Vice President	2011.10-	792	No	0	0
Lin Aiguo	M	58	Chief Engineer	2007.06-	785	No	0	0
Wang Lihua	F	60	Vice President	2014.06-	770	No	0	0
Wu Enlai	M	56	Board Secretary	2013.11-	792	No	0	0
Lv Gongxun	M	59	Vice President	2014.06-	785	No	0	0
Tian Jinghui	M	54	Vice President	2015.11-	883	No	0	0
Chai Shouping	M	55	Chief Financial Officer	2017.01-	—	No	0	0

Note:	Due to transfer to another post, Mr. Zhao Dong ceased to be Chief Financial Officer of the Company from December 6, 2016. The total remuneration received by Mr. Zhao from the Company for 2016 amounted to RMB810,000 yuan.

The 2016 remuneration as set out above does not include the deferred performance remuneration of RMB3,330,000 yuan paid by the Company to its senior management in accordance with the relevant provisions of the Chinese Government for the period from 2013 to 2015.

097

Brief Biography of the Senior Management:

Sun Longde, aged 54, is a Vice President of the Company, and concurrently the executive director and general manager of Daqing Oilfield Co., Ltd. and the director of Daqing Petroleum Administration Bureau. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and geological industry. He served as the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr. Sun was appointed as Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr. Sun was appointed as the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC in July 2015. From March 2016, he has concurrently served as the executive director and general manager of Daqing Oilfield Co., Ltd. and the director of Daqing Petroleum Administration Bureau.

Huang Weihe, aged 59, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company, the executive director and chairman of Kunlun Energy Co., Ltd. and the chairman of PetroChina Pipeline Co., Ltd. Mr. Huang is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr. Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr. Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr. Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company. In December 2013, Mr. Huang was elected academician of Chinese Academy of Engineering. He has concurrently been serving as the executive director and general manager of PetroChina Hong Kong Company Limited and the director and chairman of Kunlun Energy Co., Ltd. from February 2016 and the chairman of PeteroChina Pipeline Co., Ltd. from September 2016.

Xu Fugui, aged 59, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in the China’s oil and petrochemical industry. From November 1995, Mr. Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr. Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company.

098

Lin Aiguo, aged 58, is the Chief Engineer of the Company and concurrently the president of Petrochemical Research Institute. Mr. Lin is a professor-level senior engineer and holds a college degree. He has nearly 35 years of working experience in China’s oil and petrochemical industry. Mr. Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co., Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co., Ltd. from August 1998. Mr. Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr. Lin has been appointed as the Chief Engineer of the Company since June 2007, and has been concurrently serving as the director of the Petrochemical Research Institute since February 2011.

Wang Lihua, aged 60, is a Vice President of the Company, and concurrently an executive director and principle of PetroChina International Co., Ltd. and the chairman of China National United Oil Corporation. Ms. Wang is a professor-level senior economics and holds a master’s degree. She has nearly 35 years of working experience in China’s oil and petrochemical industry. From September 1997, she was a deputy general manager of China National United Oil Corporation and then became the general manager of that company in October 1998. From February 2002, she also served as the general manager of PetroChina International Co., Ltd.. From July 2006, she concurrently served as the security director of PetroChina International Co., Ltd (China National United Oil Corporation). From November

2007, Ms. Wang worked as the deputy chief economist of CNPC and the general manager and safety director of PetroChina International Co., Ltd (China National United Oil Corporation). From January 2009, she concurrently served as the executive director of PetroChina International Co., Ltd.. From June 2014, she was appointed as a Vice President of the Company. From June 2014, she has concurrently served as the chairman of China National United Oil Corporation. From July 2014, she has concurrently served as head of PetroChina International Co., Ltd.

Wu Enlai, aged 56, is the Secretary to the Board of Directors of the Company. As a professor-level senior engineer and a master degree holder, Mr. Wu has nearly 35 years of working experience in China oil and petrochemical industry. Mr. Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of M&A Department of China National Petroleum Corporation from August 2002 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004. Mr. Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, and served as its general manager since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of Directors of the Company in November 2013. From December 2013, Mr. Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd..

099

Lv Gongxun, aged 59, is a Vice President of the Company, and concurrently the general manager of its Overseas Exploration Branch Company and the general manager of China National Oil and Gas Exploration and Development Corporation. Mr. Lv is a professor-level senior engineer and has nearly 40 years of working experience in China oil and gas industry. From October 2006, he was a deputy general manager and of the Exploration Branch Company. From September 2007, he was the general manager of Turkmenistan Amul Natural Gas Company. From December 2008, Mr. Lv served as the general manager of PetroChina (Turkmenistan) Amul Natural Gas Company. Mr. Lv has been the general manager of PetroChina International (Kazakhstan) Co. Ltd., the general manager of Trans-Asia Gas Pipeline Company Limited and the director of Enterprises Coordination Group (Central Asia) since December 2012. Mr. Lv was appointed as the general manager of PetroChina International Exploration & Development Company and the general manager of China National Oil and Gas Exploration and Development Corporation since May 2014. Mr. Lv was appointed as Vice President of the Company in June 2014.

Tian Jinghui, aged 54, is a Vice President of the Company, and concurrently the general manager of PetroChina Marketing Company. Mr. Tian is a professor-level senior economist with a master degree of business administration. He has more than 30 years of experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the leader of the Preparatory Group of

PetroChina Northwest Marketing Company. He worked as the deputy general manager of PetroChina Refining & Marketing Company from December 1999, the deputy general manager and chief safety officer of PetroChina Marketing Company from November 2007. From June 2009, he assumed the position as the principal of PetroChina Marketing Company. From August 2013, he has been the general manager of PetroChina Marketing Company. Mr. Tian was appointed as Vice President of the Company in November 2015.

Chai Shouping, aged 55, is currently the Chief Financial Officer of the Company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has 25 years of financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant of China National Oil and Gas Exploration and Development Corporation (Overseas Exploration and Development branch), the deputy general manager and Chief Financial Officer of CNPC E&D, the Chief Financial Officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

On May 25, 2016, the Company convened its 2015 general meeting, at which the Proposal Regarding the Election of the Board of Directors were approved, and elected Mr. Xu Wenrong as Director of the Company.

On October 20, 2016, the Company convened its 2016 first extraordinary general meeting, at which the Proposal Regarding the Election of Mr. Zhang Jianhua as Director of the Company was approved, electing Mr. Zhang Jianhua as Director of the Company.

On October 28, 2016, the Board of Directors of the Company convened its 2016 sixth meeting, at which the Proposal Regarding the Election of Mr. Zhang Jianhua as Vice Chairman of the Company was approved, electing Mr. Zhang Jianhua as Vice Chairman of the Company.

On October 28, 2016, the Board of Directors of the Company convened its 2016 sixth meeting, at which the Proposal Regarding the Resignation of Mr. Liu Hongbin as Vice President of the Company was approved, and Mr. Liu Hongbin ceased to be Vice President of the Company due to transfer to another post and transferred to the position of Non-executive Director from the original position of Executive Director.

On May 17, 2016, Mr. Li Wendong and Mr. Liu Xianhua were elected Supervisors of the Company representing employees.

On May 16, 2016, Mr. Yaowei and Mr. Liu Hehe, both Supervisors representing employees, resigned from such positions due to age and post transfer respectively.

On January 25, 2017, the Company convened the 2017 first meeting of the Board of Directors, at which the Proposal Regarding the Appointment of Mr. Chai Shouping as the Chief Financial Officer of the Company was reviewed and approved with effect from January 25, 2017.

Due to other work commitments, Mr. Zhaodong has tendered his resignation and ceased to hold the position of the Chief Financial Officer of the Company, with effect from December 6, 2016.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2016, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity associated to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the reporting period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

8. Employees of the Group

As at December 31, 2016, the Group had 508,757 employees (excluding 331,214 temporary and seasonal staff) and 189,065 retired staff.

The number of employees for each of the segment as of December 31, 2016 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	286,280	56.27
Refining and Chemicals	146,336	28.76
Marketing	54,300	10.67
Natural Gas and Pipeline	15,946	3.14
Other*	5,895	1.16
Total	508,757	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2016 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Production	299,765	58.92
Sales	37,759	7.42
Technology	68,763	13.52
Finance	11,908	2.34
Administration	78,098	15.35
Others	12,464	2.45
Total	508,757	100.00

The education levels of employees as at December 31, 2016 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	17,798	3.50
University	156,534	30.77
Polytechnic college	118,548	23.30
Technical secondary and below	215,877	42.43
Total	508,757	100.00

9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 33 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and senior management).

RELEVANT INFORMATION

ON CORPORATE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”) and the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), the details of which are set out as below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (5-year term)	12 Petrochina 01	122209.SH	November 22, 2012	November 22, 2017	160	4.55	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (10-year term)	12 Petrochina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 Petrochina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (5-year term)	13 Petrochina 01	122239.SH	March 15, 2013	March 15, 2018	160	4.47	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 Petrochina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5-year term)	16 Petrochina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bonds (First Tranche) (10-year term)	16 Petrochina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (5-year term)	16 Petrochina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (10-year term)	16 Petrochina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (5-year term)	16 Petrochina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10-year term)	16 Petrochina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors in accordance with laws and regulations

(3) Payment of interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 22, 2016 in an amount of RMB926.80 million. The interests of 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 15, 2016 in an amount of RMB910.40 million.

The interests of 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017.

The interests of 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017.

The interests of 2016 Corporate Bonds (Third Tranche) for 2016 formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017.

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

a. 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Wang Chao, Zhou Weifan

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60833556

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen You’an

Contact Persons: Zhou Yihong, Xu Jinjun, Bian Yang, Zhang Fan, Yu Junqin

Office Address: 2/Fl., Suite C, International Enterprise Mansion, 35 Jinrong Street, Xicheng District, Beijing

Tel.: 010-66568206, 010-83574533

Fax: 010-66568704

c. 2016 Corporate Bonds (Second Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Liu Guoping, Wang Chonghe, Ren Xianhao, Wang Mingxia

Office Address: 2nd Floor, Tower B of Kaiheng Centre, No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.: 010-85130656, 010-85156322, 010-65608354

Fax: 010-65608445

d. 2016 Corporate Bonds (Third Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Liu Guoping, Wang Chonghe, Ren Xianhao, Yin Jianchao

Office Address: 2nd Floor, Tower B of Kaiheng Centre, No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.: 010-85130656, 010-85156322, 010-65608354

Fax: 010-65608445

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche):

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Wu Jinshan

Contact Persons: Liu Hongtao, Gao Peng

Office Address: 12/Fl., PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

The Company formulated a special plan for the use of funds raised via bonds and the relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year during the terms of all corporate bonds of the Company, and irregular follow-up credit ratings based on relevant circumstances during the terms of all corporate bonds of the Company. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in China.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First tranche) and the 2013 Corporate Bonds (First tranche) of the Company. Please refer to the annual report disclosed on the website of CNPC for the information about the guarantor.

There is no guarantee for 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche).

6. Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

7. Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year;

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of the Company’s bonds.

There is no conflict of interest occurring to the trustees in performance of their duties.

As the bond trustee of 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche), CITIC Securities Company Limited announced their 2015 trustee affairs reports to the market by June 30, 2016, and the venue of disclosure is expected to be Shanghai Stock Exchange.

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2016	2015
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	278,191	260,352
Net cash flow from investing activities (RMB million)	(175,887)	(215,879)
Net cash flow from financing activities (RMB million)	(67,007)	(45,439)
Year-end balance of cash and cash equivalents (RMB million)	97,931	72,773
Liquidity ratio	0.76	0.74
Quick ratio	0.47	0.47
Asset-liability ratio (%)	42.72	43.85
EBITDA-debt ratio	0.54	0.48
Debt service coverage ratio	3.30	3.90
Cash debt service coverage ratio	15.44	14.93
EBITDA interest coverage ratio	13.37	12.31
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

Note:	The net cash flow from financing activities experienced a change of 47.5% as compared with last year, which is mainly due to the combined effect of decrease in long-term borrowings and increase in short-term borrowings.

Year-end balance of cash and cash equivalents increased by 34.6% as compared with the end of last year, which is mainly due to the combined effect of decrease in cash used for investing activities during the period and decrease in net cash flow from financing activities.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

11. Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the Company obtained credit facilities from financial institutions, totaling RMB172 billion, of which, the amount of RMB52.6 billion has been used, and the rest amounting to RMB119.4 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds, and performed relevant undertakings.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

INFORMATION ON CRUDE OIL

AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2014, 2015 and 2016. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2014 (the basis date)	10,593.4	71,097.5	22,443.0

Revisions of previous estimates	(1,662.9)	(206.0)	(1,697.1)

Extensions and discoveries	456.9	9,764.2	2,084.3

Improved recovery	105.6	—	105.6

Production for the year	(971.9)	(3,131.0)	(1,493.9)

Reserves as of December 31, 2015 (the basis date)	8,521.1	77,524.7	21,441.9

Revisions of previous estimates	(810.9)	(863.2)	(954.7)

Extensions and discoveries	491.7	4,770.3	1,286.8

Improved recovery	93.0	—	93.0

Purchased	63.6	554.5	156.0

Production for the year	(920.7)	(3,274.5)	(1,466.6)

Reserves as of December 31, 2016 (the basis date)	7,437.8	78,711.8	20,556.4

Proved Developed Reserves

As of December 31, 2014 (the basis date)	7,253.5	35,823.9	13,224.2

Including: Domestic	6,816.2	35,061.1	12,659.8

Overseas	437.3	762.8	564.4

As of December 31, 2015 (the basis date)	6,195.8	40,406.1	12,930.2

Including: Domestic	5,629.3	38,980.7	12,126.2

Overseas	566.5	1,425.4	804.0

As of December 31, 2016 (the basis date)	5,176.3	40,663.8	11,953.5

Including: Domestic	4,607.7	38,827.3	11,078.9

Overseas	568.6	1,836.5	874.6

Proved Undeveloped Reserves

As of December 31, 2014 (the basis date)	3,339.9	35,273.6	9,218.8

Including: Domestic	2,919.3	34,774.4	8,715.0

Overseas	420.6	499.2	503.8

As of December 31, 2015 (the basis date)	2,325.3	37,118.6	8,511.7

Including: Domestic	2,020.5	36,878.0	8,166.8

Overseas	304.8	240.6	344.9

As of December 31, 2016 (the basis date)	2,261.5	38,048.0	8,602.9

Including: Domestic	1,733.4	37,417.1	7,969.6

Overseas	528.1	630.9	633.3

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other(1)	Total
2014	The net number of new exploration wells (2)	98	132	995	557	1,782
	Crude oil	76	68	615	309	1,068
	Natural gas	14	1	137	97	249
	Dry wells (3)	8	63	243	151	465
	The net number of new development wells (2)	5,134	1,559	5,611	3,832	16,136
	Crude oil	5,106	1,537	4,983	3,076	14,702
	Natrual gas	16	22	525	731	1,294
	Dry well (3)	12	—	103	25	140
2015	The net number of new exploration wells (2)	136	123	790	549	1,598
	Crude oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry well (3)	13	38	273	170	494
	The net number of new development wells (2)	3,674	1,359	4,967	3,385	13,385
	Crude oil	3,645	1,339	4,098	2,957	12,039
	Natrual gas	22	20	841	392	1,275
	Dry well (3)	7	—	28	36	71
2016	The net number of new exploration wells (2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
	Dry well (3)	12	46	205	122	385
	The net number of new development wells (2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natrual gas	15	15	551	354	935
	Dry well (3)	6	—	58	16	80

Note: (1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.
(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.
(3)	“dry well” means wells which are not sufficient for commercial production.

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

In recent years, the Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve and auditors covering the headquarters and companies in various regions which is responsible for reserve audit for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation SEC Standards in the oil industry, and some of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, the Director of the Reserve Administration Department of the Exploration and Production segment.

Mr. Duan holds a bachelor’s degree in petroleum geology and a MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and administration for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, in 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works relating to the evaluation of the oil and gas reserves. Reserve Research Institutes at various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator which will, in accordance with the SEC Standards prescribed by, conduct an independent evaluation of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated by the third party will be disclosed in accordance with the SEC requirements.

KPMG Huazhen LLP
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AUDITOR’S REPORT

All Shareholders of PetroChina Company Limited:

Opinion

We have audited the accompanying financial statements of PetroChina Company Limited (“the Company”), which comprise the consolidated and company balance sheets as at 31 December 2016, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at 31 December 2016, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties

Refer to Note 4(27)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the Company and its subsidiaries (together the “Group”) consolidated and company financial statements, in particular in assessing potential impairment of oil and gas properties. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of crude oil and natural gas which can be estimated with reasonable certainty and which are economically producible under existing economic conditions, operating methods and government regulations. The Group engaged third party reserves specialists to estimate the proved oil and gas reserve volumes at December 31, 2016 based on the reserves specialists’ assessment of the economic producibility of oil and gas reservoirs in accordance with recognised industry standards.

How the matter was addressed in our audit

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:

•	assessing the design, implementation and operating effectiveness of key internal controls over the oil and gas reserves estimation process;

•	assessing the competence, capabilities and objectivity of the third party reserves specialists engaged by the Group to estimate the oil and gas reserves;

•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;

•	challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties (continued)

Refer to Note 4(27)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the financial statements.

How the matter was addressed in our audit

•	comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and

•	comparing the Group’s proved oil and gas reserve volumes at December 31, 2016 and 2015 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing impairment of oil and gas properties

Refer to Note 4(11) Oil and gas properties and 4(27)(b) Estimation of impairment of fixed assets and oil and gas properties of the Principal accounting policies and accounting estimates to the financial statements, and Note 15 Oil and gas properties to the consolidated financial statements.

The Key Audit Matter

The Group recognised impairment of oil and gas properties in the consolidated and company financial statements for the year ended December 31, 2015, of which RMB19,893 million was recognised in the consolidated financial statements. The impairment was primarily due to lower crude oil prices, higher production costs and higher operating costs.

As at December 31, 2016, management reviewed oil and gas properties, which comprise different asset groups, for indicators of possible impairment by considering events or changes in circumstances which could indicate that the carrying amounts of certain asset groups may not be recoverable. Such events and changes in circumstances included the economic impact on these asset groups resulting from lower oil and gas prices, higher production costs and a decline in production and oil and gas reserve volumes.

How the matter was addressed in our audit

Our audit procedures to assess impairment of oil and gas properties included the following:

•	assessing the design, implementation and operating effectiveness of key internal controls over the processes for assessing impairment of oil and gas properties;

•	assessing management’s identification of indicators of potential impairment of oil and gas properties, identification of asset groups, the allocation of assets to those asset groups and the methodology adopted by management in the impairment assessments with reference to the requirements of the Accounting Standards for Business Enterprises;

•	challenging the key inputs in the discounted cash flow forecasts, including future selling prices for crude oil and natural gas and future production profiles, with reference to the Group’s business plans and external data and forecasts, together with oil and gas reserves reports issued by third party reserves specialists and considering whether there were any indicator of management bias in the selection of key inputs;

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing impairment of oil and gas properties (continued)

Refer to Note 4(11) Oil and gas properties and 4(27)(b) Estimation of impairment of fixed assets and oil and gas properties of the Principal accounting policies and accounting estimates to the financial statements, and Note 15 Oil and gas properties to the consolidated financial statements.

The Key Audit Matter

For those asset groups where an indicator of impairment was identified, management compared the carrying amount of each asset group with its recoverable amount, which was estimated by calculating the value in use using a discounted cash flow forecast, to determine the amount of impairment, if any. The preparation of discounted cash flow forecasts involves the exercise of significant management judgement, particularly in estimating future selling prices for crude oil and natural gas, future production profiles and in determining appropriate discount rates.

As a result of the impairment assessment exercise management recognised further impairment of oil and gas properties as at December 31, 2016 of RMB711 million in the consolidated financial statements.

We identified assessing impairment of oil and gas properties as a key audit matter because the impairment assessments are complex and involve the exercise of significant management judgement in estimating the inputs in the impairment assessment models, which can be inherently uncertain and could be subject to management bias in their selection.

How the matter was addressed in our audit

•	engaging our internal valuation specialists to assist us in assessing whether the discount rates applied by the Group in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

•	comparing the actual results for the current year with management’s forecasts prepared in the prior year to assess the historical accuracy of management’s forecasting process; making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts; and

•	considering the disclosures in the financial statements in respect of the impairment assessment of oil and gas properties and the key assumptions adopted with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing potential impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates to the financial statements, and Note 19 Goodwill to the consolidated financial statements.

The Key Audit Matter

As at December 31, 2016, goodwill, which amounted to RMB46,097 million in the consolidated financial statements, mainly arose from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying amount of the asset group containing the Pipeline Goodwill with its recoverable amount which is calculated based on value in use using a discounted cash flow forecast to determine if any impairment is required.

How the matter was addressed in our audit

Our audit procedures to assess potential impairment of the Pipeline Goodwill included the following:

•	assessing management’s identification of asset group to which the Pipeline Goodwill was allocated, the allocation of other assets to that asset group and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the Accounting Standards for Business Enterprises;

•	evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales and forecast other operating expenses, contained in the financial budget which was approved by the Board of Directors and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•	comparing the forecast revenue and forecast operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast were, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessing potential impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates to the financial statements, and Note 19 Goodwill to the consolidated financial statements.

The Key Audit Matter

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing potential impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

How the matter was addressed in our audit

•	engaging our internal valuation specialists to assist us in assessing whether the discount rate applied by the Group in the discounted cash flow forecast was within the range adopted by other companies in the same industry;

•	comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;

•	obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•	considering the disclosures in the financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company

Refer to Note 13 Long-term equity investments and Note 45 Investment income to the consolidated financial statements.

The Key Audit Matter

During the current year, the Group disposed of a 50% equity interest in Trans-Asia Pipeline Company, which was previously a wholly-owned subsidiary of the Group, to CNIC Corporation Limited, a third party company, for a consideration equivalent to RMB14,671 million. The transfer of the equity interest under this transaction was completed in 2016.

Management recognised a gain of RMB24,534 million in the consolidated financial statements from this disposal transaction and accounted for its remaining 50% equity interest retained in Trans-Asia Pipeline Company, at fair value upon initial recognition, as an interest in a joint venture from the date when control was lost pursuant to the requirements of the Accounting Standards for Business Enterprises.

How the matter was addressed in our audit

Our audit procedures to assess accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company included the following:

•	inspecting the contract to jointly operate Trans- Asia Pipeline Company, the revised articles of association of Trans-Asia Pipeline Company, correspondence between the Group and CNIC Corporation Limited (the joint venturer), corporate governance documents of Trans-Asia Pipeline Company and board meeting minutes of Trans-Asia Pipeline Company relating to the management and operation of Trans-Asia Pipeline Company after the completion of the Group’s disposal of a 50% equity interest in the Trans-Asia Pipeline Company and evaluating whether the Group had lost its control over Trans-Asia Pipeline Company after the disposal with reference to the requirements of the Accounting Standards for Business Enterprises;

•	evaluating accounting for the recognition of the gain on disposal and the initial recognition of the investment in a joint venture with reference to the requirements of the Accounting Standards for Business Enterprises;

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company (continued)

Refer to Note 13 Long-term equity investments and Note 45 Investment income to the consolidated financial statements.

The Key Audit Matter

The terms of the agreements in respect of this disposal transaction were complex, because they included certain conditions precedent to the completion of the disposal and agreed arrangements between shareholders on the management of the strategic and operational activities of Trans-Asia Pipeline Company’s businesses after the disposal. Management evaluated the detailed terms of the relevant agreements and considered relevant facts and circumstances surrounding this disposal transaction in determining the appropriate accounting treatment, including assessing whether the Group had lost its control over Trans-Asia Pipeline Company and calculating the gain arising from the disposal transaction.

We identified accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company as a key audit matter because the financial impact of the disposal is significant to the consolidated financial statements and because the complexity of this disposal transaction required significant management judgement in determining the appropriate accounting treatment.

How the matter was addressed in our audit

•	assessing the methodology adopted and inputs used in determining the fair value of the retained 50% equity interest in Trans-Asia Pipeline Company with reference to the requirements of the Accounting Standards for Business Enterprises and comparing the inputs used in determining the fair value of the retained 50% equity interest with those implied in the consideration received from CNIC Corporation Limited for the disposal of the 50% equity interest;

•	re-calculating the gain on the disposal transaction based on the consideration received, the fair value of the retained 50% equity interest in Trans-Asia Pipeline Company and the carrying amount of the net assets of the Trans-Asia Pipeline Company at the date of disposal; and

•	considering the disclosures in the financial statements in respect of the transaction with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

Other Information

The Company’s management is responsible for the other information. The other information comprises all the information included in 2016 annual report of the Company, other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Accounting Standards for Business Enterprises, and for the design, implementation and maintenance of such internal control necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

As part of an audit in accordance with the auditing standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Gong Weili (Engagement Partner)

Beijing, China	Duan Yuhua

March 30, 2017

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2016

(All amounts in RMB millions unless otherwise stated)

		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets

Cash at bank and on hand	7	98,617	73,692	15,201	12,970

Notes receivable	8	11,285	8,233	8,356	6,745

Accounts receivable	9a	47,315	52,262	7,637	7,362

Advances to suppliers	10	16,479	19,313	3,495	2,986

Other receivables	9b	10,846	14,713	60,077	124,601

Inventories	11	146,865	126,877	96,982	91,912

Other current assets		50,258	54,254	39,397	42,268

Total current assets		381,665	349,344	231,145	288,844

Non-current assets

Available-for-sale financial assets	12	2,031	2,832	1,318	1,528

Long-term equity investments	13	79,003	70,999	377,498	379,914

Fixed assets	14	670,801	681,561	344,905	356,658

Oil and gas properties	15	845,729	870,350	571,701	596,163

Construction in progress	17	215,209	225,566	111,600	116,889

Construction materials	16	7,284	6,917	3,333	2,843

Intangible assets	18	71,490	71,049	53,423	53,336

Goodwill	19	46,097	45,589	—	—

Long-term prepaid expenses	20	26,013	27,534	21,076	21,411

Deferred tax assets	33	20,360	16,927	17,248	13,490

Other non-current assets		31,268	25,426	11,387	12,312

Total non-current assets		2,015,285	2,044,750	1,513,489	1,554,544

TOTAL ASSETS		2,396,950	2,394,094	1,744,634	1,843,388

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2016 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities

Short-term borrowings	22	71,969	70,059	50,790	111,045

Notes payable	23	9,933	7,066	9,024	6,610

Accounts payable	24	198,617	202,885	108,654	122,318

Advances from customers	25	60,590	50,930	39,653	36,367

Employee compensation payable	26	5,396	5,900	3,566	3,812

Taxes payable	27	45,199	34,141	30,908	22,517

Other payables	28	28,195	59,933	23,438	22,400

Current portion of non-current liabilities	30	71,415	36,167	45,020	13,049

Other current liabilities		7,949	4,326	3,853	2,550

Total current liabilities		499,263	471,407	314,906	340,668

Non-current liabilities

Long-term borrowings	31	243,675	329,461	146,625	222,199

Debentures payable	32	129,212	105,014	119,000	98,630

Provisions	29	125,392	117,996	88,006	83,094

Deferred tax liabilities	33	13,646	13,116	—	—

Other non-current liabilities		12,734	12,812	6,335	5,979

Total non-current liabilities		524,659	578,399	359,966	409,902

Total liabilities		1,023,922	1,049,806	674,872	750,570

Shareholders’ equity

Share capital	34	183,021	183,021	183,021	183,021

Capital surplus	35	128,377	128,008	127,882	127,834

Special reserve		13,188	11,648	7,792	7,350

Other comprehensive income	49	(28,320)	(36,277)	783	528

Surplus reserves	36	186,840	186,840	175,748	175,748

Undistributed profits	37	706,213	706,728	574,536	598,337

Equity attributable to equity holders of the Company		1,189,319	1,179,968	1,069,762	1,092,818

Non-controlling interests	38	183,709	164,320	—	—

Total shareholders’ equity		1,373,028	1,344,288	1,069,762	1,092,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,396,950	2,394,094	1,744,634	1,843,388

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(All amounts in RMB millions unless otherwise stated)

		2016	2015	2016	2015
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	1,616,903	1,725,428	996,876	1,085,254

Less: Cost of sales	39	(1,235,707)	(1,300,419)	(738,834)	(787,730)

Taxes and surcharges	40	(187,846)	(200,255)	(161,257)	(176,086)

Selling expenses	41	(63,976)	(62,961)	(44,733)	(43,432)

General and administrative expenses	42	(75,958)	(79,659)	(52,056)	(55,399)

Finance expenses	43	(20,652)	(23,826)	(18,856)	(20,628)

Asset impairment losses	44	(12,858)	(28,505)	(8,052)	(17,703)

Add: Investment income	45	28,968	26,627	14,215	30,280

Operating profit / (loss)		48,874	56,430	(12,697)	14,556

Add: Non-operating income	46a	10,635	12,956	7,182	12,970

Less: Non-operating expenses	46b	(14,317)	(11,220)	(12,911)	(9,156)

Profit / (loss) before taxation		45,192	58,166	(18,426)	18,370

Less: Taxation	47	(15,778)	(15,802)	2,875	2,659

Net profit / (loss)		29,414	42,364	(15,551)	21,029

Attributable to:

Equity holders of the Company		7,900	35,653	(15,551)	21,029

Non-controlling interests		21,514	6,711	—	—

Earnings / (losses) per share

Basic earnings / (losses) per share (RMB Yuan)	48	0.04	0.19	(0.08)	0.11

Diluted earnings / (losses) per share (RMB Yuan)	48	0.04	0.19	(0.08)	0.11

Other comprehensive income / (loss)		9,589	(20,239)	255	68

Other comprehensive income /(loss) attributable to equity holders of the Company, net of tax		7,957	(16,552)	255	68

Other comprehensive income / (loss) would be reclassified to profit or loss

Including:
Share of other comprehensive income of equity-accounted investee		313	130	300	144

Gains or losses arising from changes in fair value of available-for-sale financial assets		(128)	270	(45)	(76)

Translation differences arising on translation of foreign currency financial statements		7,772	(16,952)	—	—

Other comprehensive income / (loss) attributable to non-controlling interests of the Company, net of tax		1,632	(3,687)	—	—

Total comprehensive income / (loss)		39,003	22,125	(15,296)	21,097

Attributable to:

Equity holders of the Company		15,857	19,101	(15,296)	21,097

Non-controlling interests		23,146	3,024	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(All amounts in RMB millions unless otherwise stated)

		2016	2015	2016	2015
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		1,885,956	2,005,109	1,150,520	1,260,617
Refund of taxes and levies		3,100	4,749	1,144	2,986
Cash received relating to other operating activities		4,806	8,783	38,522	7,293

Sub-total of cash inflows		1,893,862	2,018,641	1,190,186	1,270,896

Cash paid for goods and services		(1,165,458)	(1,242,184)	(653,181)	(711,278)
Cash paid to and on behalf of employees		(118,124)	(118,103)	(85,602)	(84,992)
Payments of taxes and levies		(272,632)	(333,729)	(213,377)	(268,204)
Cash paid relating to other operating activities		(72,469)	(63,313)	(50,776)	(75,475)

Sub-total of cash outflows		(1,628,683)	(1,757,329)	(1,002,936)	(1,139,949)

Net cash flows from operating activities	51a	265,179	261,312	187,250	130,947

Cash flows from investing activities
Cash received from disposal of investments		1,315	22,858	65,731	1,311
Cash received from returns on investments		12,584	11,202	12,368	29,712
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		2,197	2,076	2,060	1,079

Sub-total of cash inflows		16,096	36,136	80,159	32,102

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(189,421)	(223,860)	(128,944)	(151,211)
Cash paid to acquire investments		(2,562)	(28,155)	(26,921)	(2,583)

Sub-total of cash outflows		(191,983)	(252,015)	(155,865)	(153,794)

Net cash flows used for investing activities		(175,887)	(215,879)	(75,706)	(121,692)

Cash flows from financing activities
Cash received from capital contributions		940	1,596	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		940	1,596	—	—
Cash received from borrowings		707,907	793,571	310,252	409,604
Cash received relating to other financing activities		84	185	71	53

Sub-total of cash inflows		708,931	795,352	310,323	409,657

Cash repayments of borrowings		(744,299)	(781,553)	(393,763)	(395,077)
Cash payments for interest expenses and distribution of dividends or profits		(30,127)	(55,096)	(25,807)	(49,062)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(2,401)	(5,314)	—	—
Capital reduction of subsidiaries		(1)	(299)	—	—
Cash payments relating to other financing activities		(1,511)	(3,843)	(66)	(310)

Sub-total of cash outflows		(775,938)	(840,791)	(419,636)	(444,449)

Net cash flows used for financing activities		(67,007)	(45,439)	(109,313)	(34,792)

Effect of foreign exchange rate changes on cash and cash equivalents		2,873	(999)	—	—

Net increase / (decrease) in cash and cash equivalents	51b	25,158	(1,005)	2,231	(25,537)

Add: Cash and cash equivalents at beginning of the period		72,773	73,778	12,970	38,507

Cash and cash equivalents at end of the period	51c	97,931	72,773	15,201	12,970

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company								Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other Comprehensive income	Surplus reserves	Undistributed profits	Sub-total	Non- controlling interests
Balance at January 1, 2015	183,021	115,492	10,345	(19,725)	184,737	702,140	1,176,010	141,750	1,317,760

Changes in the year of 2015
Total comprehensive income	—	—	—	(16,552)	—	35,653	19,101	3,024	22,125
Special reserve – safety fund reserve
Appropriation	—	—	6,812	—	—	—	6,812	294	7,106
Utilisation	—	—	(5,509)	—	—	—	(5,509)	(163)	(5,672)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	2,103	(2,103)	—	—	—
Distribution to shareholders	—	—	—	—	—	(29,005)	(29,005)	(5,515)	(34,520)
Other equity movement
Acquisition of subsidiaries	—	12,530	—	—	—	—	12,530	23,755	36,285
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	2,040	2,040
Other	—	(14)	—	—	—	43	29	(865)	(836)

Balance at December 31, 2015	183,021	128,008	11,648	(36,277)	186,840	706,728	1,179,968	164,320	1,344,288

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Non- controlling interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total
Balance at January 1, 2016	183,021	128,008	11,648	(36,277)	186,840	706,728	1,179,968	164,320	1,344,288

Changes in the year of 2016
Total comprehensive income	—	—	—	7,957	—	7,900	15,857	23,146	39,003
Special reserve - safety fund reserve
Appropriation	—	—	6,228	—	—	—	6,228	285	6,513
Utilisation	—	—	(4,688)	—	—	—	(4,688)	(211)	(4,899)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	—	—	—	—	—
Distribution to shareholders	—	—	—	—	—	(8,450)	(8,450)	(4,282)	(12,732)
Other equity movement
Equity transaction with non- controlling interests	—	224	—	—	—	—	224	(2,061)	(1,837)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	1,087	1,087
Other	—	145	—	—	—	35	180	1,425	1,605

Balance at December 31, 2016	183,021	128,377	13,188	(28,320)	186,840	706,213	1,189,319	183,709	1,373,028

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2015	183,021	127,830	7,027	460	173,645	608,423	1,100,406

Changes in the year of 2015

Total comprehensive income	—	—	—	68	—	21,029	21,097

Special reserve - safety fund reserve

Appropriation	—	—	5,120	—	—	—	5,120

Utilisation	—	—	(4,797)	—	—	—	(4,797)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	2,103	(2,103)	—

Distribution to shareholders	—	—	—	—	—	(29,005)	(29,005)

Other	—	4	—	—	—	(7)	(3)

Balance at December 31, 2015	183,021	127,834	7,350	528	175,748	598,337	1,092,818

Balance at January 1, 2016	183,021	127,834	7,350	528	175,748	598,337	1,092,818

Changes in the year of 2016

Total comprehensive income	—	—	—	255	—	(15,551)	(15,296)

Special reserve - safety fund reserve

Appropriation	—	—	4,298	—	—	—	4,298

Utilisation	—	—	(3,856)	—	—	—	(3,856)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	—	—	—

Distribution to shareholders	—	—	—	—	—	(8,450)	(8,450)

Other	—	48	—	—	—	200	248

Balance at December 31, 2016	183,021	127,882	7,792	783	175,748	574,536	1,069,762

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 30, 2017.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2016 truly and completely present the financial position of the Group and the Company as of December 31, 2016 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into other comprehensive income except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in other comprehensive income. The impairment loss on an investment in unquoted equity instrument whose fair value cannot be reliably measured is not reversed.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life, long-term equity investments and long-term prepaid expenses are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(20) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(21) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(22) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(23) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(24) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(25) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(26) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(27) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Company may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Business Tax	3%

Before May 1, 2016, the taxable basis was calculated on the revenue from Oil and gas transportation services. According to “Cai Shui [2016] No. 36”, jointly issued by the MOF and the State Administration of Taxation of the PRC (the “SAT”), from May 1, 2016 on, the whole business tax payers would be included in the Pilot of the change from business tax to value-added tax nationally, that is the change from the payment of business tax to the payment of value added tax.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF and the SAT implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and was applicable nationally from August 1, 2013.

On March 23, 2016, the MOF and SAT jointly issued ‘The Circular on the implementation of pilot program on the change of Business Tax to Value added tax in an all-round way’ (Cai Shui [2016] No. 36), approved by the State Council. The Circular states that from May 1, 2016 on, the whole business payers would be included in the pilot program, changing business tax payment to value-added tax payment nationally. Part of the pipeline transportation and research & development technical services are applicable to 11% and 6% value added tax rate, respectively.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No. 39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

In accordance with the Circular issued by the SAT on Issues Concerning Adjustment for Resource Tax on Crude Oil and Natural Gas (Cai Shui [2014] No. 73), Since December 1, 2014, the rate of compensation fee of crude oil, natural gas and mineral resources decreased to zero, and the related resource tax rate increased from 5% to 6%.

In accordance with the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil is raised from RMB 1.4 yuan per litre to RMB 1.52 yuan per litre and from RMB 1.1 yuan per litre to RMB 1.2 yuan per litre, respectively, commencing from January 13, 2015. Collection of tax on jet fuel continues to be suspended.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective Investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Lv Gongxun	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes

PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Lv Gongxun	31,314	100.00	100.00	Yes

PetroChina International Company Limited(ii)	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	18,953	100.00	100.00	Yes

PetroChina Pipelines Company Limited(iii)	Established	PRC	80,000	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Huang Weihe	109,216	72.26	72.26	Yes

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	The registered capital of PetroChina International Company Limited increased to RMB 18,096 from RMB 14,000 in June 2016.
(iii)	The registered capital of PetroChina Pipelines Co., Ltd. increased to RMB 80,000 from RMB 50 in February 2016.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2016	December 31, 2015
PetroKazakhstan Inc.	USD 1=6.9370 yuan	USD 1= RMB 6.4936 yuan
PetroChina Hong Kong Limited	HKD 1=0.8945 yuan	HKD 1= RMB 0.8378 yuan
Singapore Petroleum Company Limited	USD 1=6.9370 yuan	USD 1= RMB 6.4936 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2016	December 31, 2015
Cash on hand	23	59
Cash at bank	97,081	72,479
Other cash balances	1,513	1,154

	98,617	73,692

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2016:

	Foreign currency	Exchange rate	RMB equivalent
USD	7,450	6.9370	51,681
HKD	1,831	0.8945	1,638
Tenge	9,603	0.0208	200
Other			1,173

			54,692

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2015:

	Foreign currency	Exchange rate	RMB equivalent
USD	4,865	6.4936	31,591
HKD	1,881	0.8378	1,576
Tenge	13,541	0.0190	257
Other			889

			34,313

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2016, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Accounts receivable	49,338	52,785	9,502	7,705
Less: Provision for bad debts	(2,023)	(523)	(1,865)	(343)

	47,315	52,262	7,637	7,362

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2016			December 31, 2015
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	43,698	89	(12)	49,525	95	(32)
1 to 2 years	2,749	6	(5)	2,307	4	(76)
2 to 3 years	2,135	4	(1,698)	239	—	—
Over 3 years	756	1	(308)	714	1	(415)

	49,338	100	(2,023)	52,785	100	(523)

	Company
	December 31, 2016			December 31, 2015
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	5,407	57	—	5,439	71	—
1 to 2 years	1,976	21	—	1,704	22	—
2 to 3 years	1,670	17	(1,618)	11	—	—
Over 3 years	449	5	(247)	551	7	(343)

	9,502	100	(1,865)	7,705	100	(343)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2016, the top five debtors of accounts receivable of the Group amounted to RMB 23,682, representing 48% of total accounts receivable.

During the year ended December 31, 2016 and December 31, 2015, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Other receivables	13,206	17,124	60,602	125,192

Less: Provision for bad debts	(2,360)	(2,411)	(525)	(591)

	10,846	14,713	60,077	124,601

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2016			December 31, 2015
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	8,011	61	(10)	12,587	74	(27)
1 to 2 years	1,358	10	(34)	546	3	(3)
2 to 3 years	318	2	(4)	498	3	(1)
Over 3 years	3,519	27	(2,312)	3,493	20	(2,380)

	13,206	100	(2,360)	17,124	100	(2,411)

	Company
	December 31, 2016			December 31, 2015
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	58,755	97	(1)	123,589	99	—
1 to 2 years	532	1	—	318	—	(3)
2 to 3 years	194	—	(4)	145	—	—
Over 3 years	1,121	2	(520)	1,140	1	(588)

	60,602	100	(525)	125,192	100	(591)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2016, the top five debtors of other receivables of the Group amounted to RMB 6,858, representing 52% of total other receivables.

During the year ended December 31, 2016 and December 31, 2015, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

	December 31, 2016	December 31, 2015
Advances to suppliers	16,505	19,334
Less: Provision for bad debts	(26)	(21)

	16,479	19,313

As of December 31, 2016 and 2015, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2016, the top five debtors of advances to suppliers of the Group amounted to RMB 9,258, representing 56% of total advances to suppliers.

11 INVENTORIES

	December 31, 2016	December 31, 2015
Cost

Crude oil and other raw materials	55,371	42,605
Work in progress	10,336	8,426
Finished goods	84,473	79,502
Turnover materials	51	45

	150,231	130,578

Less: Write down in inventories	(3,366)	(3,701)

Net book value	146,865	126,877

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	December 31, 2015
Available-for-sale debenture	3	383
Available-for-sale equity instrument	2,365	2,835

Less: Provision for impairment	(337)	(386)

	2,031	2,832

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2015	Addition	Reduction	December 31, 2016
Associates and joint ventures (a)	71,239	20,604	(12,591)	79,252

Less : Provision for impairment (b)	(240)	(78)	69	(249)

	70,999			79,003

	Company
	December 31, 2015	Addition	Reduction	December 31, 2016
Subsidiaries (c)	348,437	10,886	(8,845)	350,478
Associates and joint ventures	31,690	6,436	(10,893)	27,233

Less : Provision for impairment	(213)			(213)

	379,914			377,498

As of December 31, 2016, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

	Country of incorporation	Principal activities	Registered capital		Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group’s activities
Company name					Direct	Indirect

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No

China Petroleum Finance Co., Ltd.(i)	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		8,331	32.00	—	32.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coalbed methane	AUD	2	—	50.00	50.00	Equity method	No

Trans-Asia Gas Pipeline Co., Ltd.(ii)	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting.		5,000	—	50.00	50.00	Equity method	No

(i)	In August 2016, China National Petroleum Corporation injected RMB 19,471 cash into China Petroleum Finance Co., Ltd. (the “CP Finance”), of which RMB 2,890 and RMB 16,581 were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance increased from RMB 5,441 to RMB 8,331. The Company’s share was diluted from 49% to 32%, and the share of net assets increased RMB 307.
(ii)	On November 24, 2015, the board of directors of the Company approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Gas Pipeline Co., Ltd. (“ Trans-Asia Pipeline ”) to CNIC Corporation Limited for a consideration equivalent to RMB14,671. The transaction closed in the second quarter of 2016.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2015	Addition	Reduction	Share of profit of equity- accounted investee	Share of other equity movement of equity- accounted investee	Cash dividend declared	Currency translation differences	December 31, 2016
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—

China Petroleum Finance Co., Ltd.	9,917	21,698	—	—	3,345	589	(7,203)	—	18,429

CNPC Captive Insurance Co., Ltd.	2,450	2,675	—	—	148	1	—	—	2,824

China Marine Bunker (PetroChina) Co., Ltd.	740	1,208	—	—	43	22	(9)	—	1,264

Arrow Energy Holdings Pty Ltd.	19,407	5,229	—	—	(1,859)	158	—	149	3,677

Trans-Asia Gas Pipeline Co., Ltd.	14,527	—	14,527	—	(310)	53	—	—	14,270

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Percentage ownership interest(%)	28.44	28.44	32.00	49.00	49.00	49.00

Current assets	3,597	4,214	148,916	351,516	996	2,272

Non-current assets	4,373	4,180	270,507	288,537	10,362	8,095

Current liabilities	8,329	8,248	332,923	544,674	5,594	4,907

Non-current liabilities	5,217	7,000	29,998	51,809	1	—

Net (liabilities) / assets	(5,576)	(6,854)	56,502	43,570	5,763	5,460

Group’s share of net assets	—	—	18,080	21,349	2,824	2,675

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	18,429	21,698	2,824	2,675

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2016	2015	2016	2015	2016	2015
Operating income	19,029	18,170	8,555	10,335	563	480

Net profit / (loss)	1,475	(984)	7,524	5,839	302	286

Other comprehensive income	—	—	655	294	2	1

Total comprehensive income / (loss)	1,475	(984)	8,179	6,133	304	287

Group’s share of total comprehensive income	—	—	3,628	3,005	149	141

Dividends received by the Group	—	—	7,203	631	—	—

Interest in joint ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Percentage ownership interest(%)	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,974	2,076	32,733	34,902	27,009

Current assets	6,453	4,653	708	597	4,045

Including: cash and cash equivalents	1,461	1,703	368	355	4,025

Non-current liabilities	749	691	25,308	23,595	2,100

Current liabilities	4,902	3,399	690	1,365	414

Net assets	2,776	2,639	7,443	10,539	28,540

Net assets attributable to owners of the Company	2,528	2,416	7,443	10,539	28,540

Group’s share of net assets	1,264	1,208	3,722	5,270	14,270

Elimination of transactions with the Group	—	—	(45)	(41)	—

Carrying amount of interest in joint ventures	1,264	1,208	3,677	5,229	14,270

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	2016	2015	2016	2015	From the closing date to December 31, 2016
Operating income	23,336	27,587	1,135	971	84

Finance expenses	(28)	(45)	(1,559)	(2,567)	(1)

Including: Interest income	9	35	5	6	55

Interest expense	(45)	(56)	(1,307)	(1,189)	(32)

Taxation	(47)	(33)	—	—	(1)

Net profit / (loss)	101	93	(3,718)	(10,753)	88

Other comprehensive income / (loss)	70	83	316	(2,181)	106

Total comprehensive income / (loss)	171	176	(3,402)	(12,934)	194

Total comprehensive income / (loss) by share	68	67	(1,701)	(6,467)	97

Elimination of unrealised profit	—	—	—	—	(354)

Group’s share of total comprehensive income / (loss)	68	67	(1,701)	(6,467)	(257)

Dividends received by the Group	9	18	—	—	—

(b) Provision for impairment

	December 31, 2016	December 31, 2015
Associates and joint ventures
North China Petroleum Steel Pipe Co., Ltd.	(78)	—
Gansu Hongyang Chemical Industry Co., Ltd.	—	(69)
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(62)	(62)

	(249)	(240)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2015	Addition	Deduction	December 31, 2016

Daqing Oilfield Company Limited	66,720	66,720	—	—	66,720

CNPC Exploration and Development

Company Limited	23,778	23,778	—	—	23,778

PetroChina Hong Kong Limited	25,590	25,590	—	—	25,590

PetroChina International Investment

Company Limited	31,314	31,314	—	—	31,314

PetroChina International Company Limited	18,953	14,857	4,096	—	18,953

PetroChina Pipelines Company Limited	109,216	109,216	—	—	109,216

Other		76,962	6,790	(8,845)	74,907

Total		348,437	10,886	(8,845)	350,478

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Percentage ownership interest(%)	50.00	50.00	72.26	72.26

Current assets	26,489	36,052	19,193	16,268

Non-current assets	135,177	112,383	235,023	263,268

Current liabilities	15,504	28,551	26,186	54,297

Non-current liabilities	11,644	15,414	12,344	30,492

Net assets	134,518	104,470	215,686	194,747

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited (note)
	2016	2015	2016	2015
Operating income	28,196	33,541	41,794	2,796

Net profit	24,151	3,332	20,420	1,015

Total comprehensive income / (loss)	30,458	(6,663)	20,420	1,015

Profit attributable to non-controlling interests	12,414	1,431	5,664	282

Dividends paid to non-controlling interests	444	775	—	720

Note:	PetroChina Pipelines Company Limited was established in November 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited (note)
	2016	2015	2016	2015
Net cash inflows from operating activities	9,053	8,293	30,270	2,554

Note:	PetroChina Pipelines Company Limited was established in November 2015.

14 FIXED ASSETS

	December 31, 2015	Addition	Reduction	December 31, 2016

Cost
Buildings	205,204	12,079	(2,573)	214,710
Equipment and Machinery	953,331	44,282	(6,781)	990,832
Motor Vehicles	29,586	668	(1,027)	29,227
Other	21,018	1,517	(267)	22,268

Total	1,209,139	58,546	(10,648)	1,257,037

Accumulated depreciation
Buildings	(73,384)	(9,825)	1,411	(81,798)
Equipment and Machinery	(393,029)	(48,167)	4,684	(436,512)
Motor Vehicles	(18,553)	(1,777)	928	(19,402)
Other	(10,640)	(1,435)	219	(11,856)

Total	(495,606)	(61,204)	7,242	(549,568)

Fixed assets, net
Buildings	131,820			132,912
Equipment and Machinery	560,302			554,320
Motor Vehicles	11,033			9,825
Other	10,378			10,412

Total	713,533			707,469

Provision for impairment
Buildings	(3,520)	(63)	58	(3,525)
Equipment and Machinery	(28,286)	(5,494)	817	(32,963)
Motor Vehicles	(66)	(1)	1	(66)
Other	(100)	(15)	1	(114)

Total	(31,972)	(5,573)	877	(36,668)

Net book value
Buildings	128,300			129,387
Equipment and Machinery	532,016			521,357
Motor Vehicles	10,967			9,759
Other	10,278			10,298

Total	681,561			670,801

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2016 was RMB 58,875. Cost transferred from construction in progress to fixed assets was RMB 51,825.

As of December 31, 2016, the provision for impairment of fixed assets amounted to RMB 5,573, mainly due to the higher production costs and operating costs and lower price of certain chemical products and Liquefied Natural Gas. The carrying amount of these assets has been reduced to the recoverable amount.

As of December 31, 2016, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 753.

As of December 31, 2016, the Group has no significant fixed assets which are pledged.

15 OIL AND GAS PROPERTIES

	December 31, 2015	Addition	Reduction	December 31, 2016

Cost
Mineral interests in proved properties	34,318	1,732	(164)	35,886
Mineral interests in unproved properties	33,966	1,910	(526)	35,350
Wells and related facilities	1,731,825	128,731	(22,357)	1,838,199

Total	1,800,109	132,373	(23,047)	1,909,435

Accumulated depletion
Mineral interests in proved properties	(5,305)	(2,541)	—	(7,846)
Wells and related facilities	(889,108)	(145,507)	14,243	(1,020,372)

Total	(894,413)	(148,048)	14,243	(1,028,218)

Oil and gas properties, net
Mineral interests in proved properties	29,013			28,040
Mineral interests in unproved properties	33,966			35,350
Wells and related facilities	842,717			817,827

Total	905,696			881,217

Provision for impairment
Mineral interests in proved properties	(355)	(74)	—	(429)
Mineral interests in unproved properties	(4,212)	(511)	—	(4,723)
Wells and related facilities	(30,779)	(850)	1,293	(30,336)

Total	(35,346)	(1,435)	1,293	(35,488)

Net book value
Mineral interests in proved properties	28,658			27,611
Mineral interests in unproved properties	29,754			30,627
Wells and related facilities	811,938			787,491

Total	870,350			845,729

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2016 was RMB 141,178.

When determining whether there are indications of impairment for oil and gas properties, the Group considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including the significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Group performs the impairment tests on oil blocks with indications of impairment. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions.

As of December 31, 2016, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 95,056. Related depletion charge for the year ended December 31, 2016 was RMB 9,886.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2015	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2016	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environmental protection	10,059	1,058	1,119	—	—	2,177	23	177	38	Self & loan

Jinzhou-Zheng zhou Refined oil pipeline	8,241	6,017	951	—	—	6,968	85	293	80	Self & loan

East of Third West-East Gas Pipeline (Ji’an-Fuzhou)	14,830	9,379	1,755	(5)	—	11,129	75	87	59	Self & loan

Other		212,904	159,018	(160,991)	(9,689)	201,242		5,635	2,402

		229,358	162,843	(160,996)	(9,689)	221,516		6,192	2,579

Less:
Provision for impairment		(3,792)				(6,307)

		225,566				215,209

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

For the year ended December 31, 2016, the capitalised interest expense amounted to RMB 2,579 (2015: RMB 2,773). The annual interest rates used to determine the capitalised amount in 2016 are 4.28% .

18 INTANGIBLE ASSETS

	December 31, 2015	Addition	Reduction	December 31, 2016

Cost
Land use rights	64,539	3,267	(243)	67,563
Patents	4,470	48	(75)	4,443
Other (i)	29,813	1,901	(172)	31,542

Total	98,822	5,216	(490)	103,548

Accumulated amortisation
Land use rights	(11,337)	(2,127)	39	(13,425)
Patents	(3,146)	(228)	39	(3,335)
Other	(12,604)	(2,132)	126	(14,610)

Total	(27,087)	(4,487)	204	(31,370)

Intangible assets, net
Land use rights	53,202			54,138
Patents	1,324			1,108
Other	17,209			16,932

Total	71,735			72,178

Provision for impairment	(686)	(4)	2	(688)

Net book value	71,049			71,490

(i)	Other intangible assets principally include non-proprietary technology and trademark use right, etc.

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2016 was RMB 4,307.

Research and development expenditures for the year ended December 31, 2016 amounted to RMB 11,227 (2015:RMB 11,856), which have been recognised in profit or loss.

19 GOODWILL

	December 31, 2016	December 31, 2015
PetroChina United Pipelines Co., Ltd.	37,994	37,994
Petroineos Trading Limited	4,692	4,392
Singapore Petroleum Company	3,055	2,859
Other	356	344

	46,097	45,589

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited, and PetroChina United Pipelines Co., Ltd. completed in 2009, 2011 and 2015, respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

20 LONG-TERM PREPAID EXPENSES

	December 31, 2015	Addition	Reduction	December 31, 2016
Advance lease payments (i)	17,841	2,692	(2,833)	17,700
Other	9,693	3,120	(4,500)	8,313

Total	27,534	5,812	(7,333)	26,013

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the year ended December 31, 2016 was RMB 5,291.

21 PROVISION FOR ASSETS

	December 31, 2015	Addition	Reversal	Write-off and others	December 31, 2016

Bad debts provision	2,955	1,671	(62)	(155)	4,409

Including:
Bad debts provision for accounts receivable	523	1,633	(36)	(97)	2,023

Bad debts provision for other receivables	2,411	20	(26)	(45)	2,360

Bad debts provision for advances to suppliers	21	18	—	(13)	26

Provision for declines in the value of inventories	3,701	2,709	(75)	(2,969)	3,366

Provision for impairment of available-for-sale financial assets	386	—	(2)	(47)	337

Provision for impairment of long-term equity investments	240	78	—	(69)	249

Provision for impairment of fixed assets	31,972	5,573	—	(877)	36,668

Provision for impairment of oil and gas properties	35,346	711	—	(569)	35,488

Provision for impairment of construction in progress	3,792	2,186	—	329	6,307

Provision for impairment of intangible assets	686	4	—	(2)	688

Provision for impairment of other non-current assets	97	65	—	—	162

Total	79,175	12,997	(139)	(4,359)	87,674

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2016	December 31, 2015
Guarantee - RMB	16	—
Guarantee - USD	—	1,128
Unsecured - RMB	29,640	46,516
Unsecured - USD	37,993	17,212
Unsecured - JPY	2,897	2,926
Unsecured - Other	1,423	2,277

	71,969	70,059

As of December 31, 2016, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The weighted average interest rate for short-term borrowings as of December 31, 2016 is 2.22% per annum (December 31, 2015: 2.51%).

23 NOTES PAYABLE

As of December 31, 2016 and December 31, 2015, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2016, accounts payable aged over one year amounted to RMB 40,981 (December 31, 2015: RMB 33,250), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2016, advances from customers mainly represented the sales of natural gas, crude oil and refined oil, etc. The advances from customers aged over one year amounted to RMB 4,702 (December 31, 2015: RMB 4,007).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2015	Addition	Reduction	December 31, 2016

Short-term employee benefits	5,707	102,156	(102,725)	5,138

Post-employment benefits - defined contribution plans	178	17,570	(17,503)	245

Termination benefits	15	42	(44)	13

	5,900	119,768	(120,272)	5,396

(2) Short-term employee benefits

	December 31, 2015	Addition	Reduction	December 31, 2016

Wages, salaries and allowances	1,904	76,006	(76,924)	986

Staff welfare	1	7,310	(7,311)	—

Social security contributions	663	7,998	(8,045)	616

Including:
Medical insurance	627	6,995	(7,042)	580

Work-related injury insurance	28	655	(655)	28

Maternity insurance	8	330	(330)	8

Housing provident funds	55	7,900	(7,911)	44

Labour union funds and employee education funds	2,923	2,894	(2,328)	3,489

Other	161	48	(206)	3

	5,707	102,156	(102,725)	5,138

(3) Post-employment benefits-defined contribution plans

	December 31, 2015	Addition	Reduction	December 31, 2016
Basic pension insurance	117	13,345	(13,267)	195
Unemployment insurance	32	715	(717)	30
Annuity	29	3,510	(3,519)	20

	178	17,570	(17,503)	245

As of December 31, 2016, employee benefits payable did not contain any balance in arrears.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

27 TAXES PAYABLE

	December 31, 2016	December 31, 2015
Value added tax payable	6,893	3,390
Income tax payable	8,743	7,879
Consumption tax payable	18,621	13,593
Other	10,942	9,279

	45,199	34,141

28 OTHER PAYABLES

As of December 31, 2016, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 14,385 (December 31, 2015: RMB 12,404).

29 PROVISIONS

	December 31, 2015	Addition	Reduction	December 31, 2016
Assets retirement obligations	117,996	8,068	(672)	125,392

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2016	December 31, 2015
Long-term borrowings due within one year
Guarantee – RMB	21	735
Guarantee – USD	38	5,921
Guarantee – Other	26	25
Impawn – RMB	45	47
Unsecured – RMB	22,923	18,983
Unsecured – USD	13,732	9,956
Unsecured – Other	—	2

	36,785	35,669
Debentures payable due within one year	34,630	498

	71,415	36,167

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

31 LONG-TERM BORROWINGS

	December 31, 2016	December 31, 2015
Guarantee - RMB	82	780
Guarantee - USD	25,509	30,612
Guarantee - Other	85	105
Impawn - RMB	251	104
Unsecured - RMB	185,142	266,495
Unsecured - USD	66,465	64,844
Unsecured - Other	2,926	2,190

	280,460	365,130
Less: Long-term borrowings due within one year (Note 30)	(36,785)	(35,669)

	243,675	329,461

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2016	December 31, 2015
Between one and two years	54,463	64,459
Between two and five years	116,560	186,009
After five years	72,652	78,993

	243,675	329,461

The weighted average interest rate for long-term borrowings as of December 31, 2016 is 3.75% (December 31, 2015: 3.76%).

The fair values of long-term borrowings amounted to RMB 278,422 (December 31, 2015: RMB 359,059). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate %	December 31, 2015	Addition	Reduction	December 31, 2016

2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000

2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.65	7,630	—	—	7,630

2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	—	—	16,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	—	16,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000

2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	20,000	—	—	20,000

2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	20,000	—	—	20,000

Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	3,192	239	—	3,431

Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	3,192	239	—	3,431

2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5 - year	3.03	—	8,800	—	8,800

2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19, 2016	10 - year	3.50	—	4,700	—	4,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5 - year	3.15	—	12,700	—	12,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10 - year	3.70	—	2,300	—	2,300

2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5 - year	3.08	—	9,500	—	9,500

2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10 - year	3.60	—	2,000	—	2,000

2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5 - year	3.45	—	15,000	—	15,000

Kunlun Energy Co., Ltd. Convertible bonds(ii)	July 25, 2016	3 - year	1.63	—	3,350	—	3,350

Other				498	—	(498)	—

				105,512	58,828	(498)	163,842

Less: Debentures Payable due within one year (Note 30)				(498)			(34,630)

				105,014			129,212

(i)	The 2010 PetroChina Company Limited second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.
(ii)	The term of convertible bonds issued by Kunlun Energy Company Limited is 3 years. The holders of the bonds are entitled to convert the bonds from 4th September, 2016 and thereafter till the tenth day before the expiration date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2016, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 40,000 (December 31, 2015: RMB 40,000).

The fair values of the debentures amounted to RMB 160,383 (December 31, 2015: RMB 106,789). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2016		December 31, 2015
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	8,907	46,333	8,179	37,333
Wages and welfare	870	4,019	1,005	4,522
Carry forward of losses	30,438	264,551	29,712	252,872
Other	12,744	55,343	15,127	62,133

	52,959	370,246	54,023	356,860

(b) Deferred tax liabilities

	December 31, 2016		December 31, 2015
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	32,633	109,452	37,032	139,988
Other	13,612	71,536	13,180	59,242

	46,245	180,988	50,212	199,230

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2016	December 31, 2015
Deferred tax assets	20,360	16,927
Deferred tax liabilities	13,646	13,116

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2016	December 31, 2015
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2015	Addition	Reduction	December 31, 2016
Capital premium	85,656	224	—	85,880
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,397	145	—	1,542

	128,008	369	—	128,377

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

36 SURPLUS RESERVES

	December 31, 2015	Addition	Reduction	December 31, 2016
Statutory Surplus Reserves	186,800	—	—	186,800
Discretionary Surplus Reserves	40	—	—	40

	186,840	—	—	186,840

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2016 (2015: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2016
Undistributed profits at beginning of the period	706,728
Add: Net profit attributable to equity holders of the Company	7,900
Less: Appropriation to statutory surplus reserves	—
Ordinary share dividends payable	(8,450)
Other	35

Undistributed profits at end of the period	706,213

At the meeting on March 30, 2017, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2016 of RMB 0.03801 yuan per share, amounting to a total of RMB 6,957, according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders’ meeting and is not recognized as liabilities as at December 31, 2016.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries

	Percentage of shares held by non-controlling interests %	Profit or loss attributable to non- controlling interests	Dividends declared to non-controlling interests	Balance of non- controlling interests

CNPC Exploration and Development Company Limited	50.00	12,414	444	68,668

PetroChina Pipelines Company Limited	27.74	5,664	—	59,831

KunLun Energy Company Limited	41.67	2,356	2,756	37,459

PetroKazakhstan Inc.	33.00	(295)	—	2,583

Other				15,168

				183,709

39 OPERATING INCOME AND COST OF SALES

	Group
	2016	2015
Income from principal operations (a)	1,573,096	1,684,644
Income from other operations (b)	43,807	40,784

	1,616,903	1,725,428

	Group
	2016	2015
Cost of sales from principal operations (a)	1,193,057	1,260,147
Cost of sales from other operations (b)	42,650	40,272

	1,235,707	1,300,419

	Company
	2016	2015
Income from principal operations (a)	966,825	1,056,783
Income from other operations (b)	30,051	28,471

	996,876	1,085,254

	Company
	2016	2015
Cost of sales from principal operations (a)	708,093	758,747
Cost of sales from other operations (b)	30,741	28,983

	738,834	787,730

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(a) Income and cost of sales from principal operations

	Group
	2016		2015
	Income	Cost	Income	Cost
Exploration and Production	398,794	360,861	462,631	346,120
Refining and Chemicals	576,046	329,134	635,669	417,590
Marketing	1,285,702	1,218,291	1,369,225	1,314,525
Natural gas and Pipeline	241,633	213,962	276,896	241,842
Head Office and Other	302	154	346	157
Intersegment elimination	(929,381)	(929,345)	(1,060,123)	(1,060,087)

Total	1,573,096	1,193,057	1,684,644	1,260,147

	Company
	2016		2015
	Income	Cost	Income	Cost
Exploration and Production	302,809	296,471	353,673	299,066
Refining and Chemicals	534,061	310,613	600,784	397,740
Marketing	586,256	545,514	651,140	618,345
Natural gas and Pipeline	204,764	219,901	215,679	213,980
Head Office and Other	127	122	106	92
Intersegment elimination	(661,192)	(664,528)	(764,599)	(770,476)

Total	966,825	708,093	1,056,783	758,747

(b) Income and cost of sales from other operations

	Group
	2016		2015
	Income	Cost	Income	Cost
Sale of materials	3,839	3,723	4,808	4,609
Other	39,968	38,927	35,976	35,663

Total	43,807	42,650	40,784	40,272

	Company
	2016		2015
	Income	Cost	Income	Cost
Sale of materials	2,473	1,965	3,291	2,722
Other	27,578	28,776	25,180	26,261

Total	30,051	30,741	28,471	28,983

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

40 TAXES AND SURCHARGES

	2016	2015
City maintenance and construction tax	15,073	16,122
Educational surcharge	10,586	11,314
Consumption tax	140,268	149,323
Resource tax	14,472	18,584
Other (i)	7,447	4,912

	187,846	200,255

(i)	In accordance with the Notice on the accounting treatment of value added tax (Cai Kuai[2016] No. 22) issued on December 3, 2016, the Group reclassified the property tax, land-use tax, vehicle and vessel tax and stamp tax from general and administrative expenses to taxes and surcharges, the comparative figures were not adjusted.

41 SELLING EXPENSES

	2016	2015
Employee compensation costs	20,742	20,320
Depreciation, depletion and amortisation	8,208	8,185
Transportation expense	15,033	15,944
Lease, packing, warehouse storage expenses	7,707	7,065
Other	12,286	11,447

	63,976	62,961

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2016	2015
Employee compensation costs	28,653	28,959
Depreciation, depletion and amortisation	7,398	8,165
Repair expense	9,535	8,242
Lease, packing, warehouse storage expenses	6,982	5,426
Safety fund	6,460	6,937
Other taxes	968	4,370
Technology service expense	1,571	2,056
Other	14,391	15,504

	75,958	79,659

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

43 FINANCE EXPENSES

	2016	2015
Interest expense	23,348	24,328
Less: Interest income	(2,491)	(2,019)
Exchange losses	11,571	10,168
Less: Exchange gains	(12,828)	(9,536)
Other	1,052	885

	20,652	23,826

44 ASSET IMPAIRMENT LOSSES

	2016	2015
Impairment losses for bad debts provision	1,609	(23)
Impairment losses for declines in the value of inventories	2,634	3,335
Impairment losses for available-for-sale financial assets	(2)	74
Impairment losses for fixed assets and oil and gas properties	6,284	21,468
Impairment losses for construction in progress	2,186	3,554
Impairment losses for other non-current assets	147	97

	12,858	28,505

45 INVESTMENT INCOME

	Group
	2016	2015
Gain on available-for-sale financial assets	244	465
Share of profit of associates and joint ventures	4,105	1,504
(Loss) / gain on disposal of associates and joint ventures	(40)	1,258
Gain on disposal of subsidiaries (i)	24,674	280
Remeasurement to fair value of pre-existing interest in acquiree	—	22,807
Other	(15)	313

	28,968	26,627

(i)	On November 24, 2015, the board of directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Pipeline to CNIC Corporation Limited. The transaction was completed in the second quarter of 2016 and CNPC E&D lost control over Trans-Asia Pipeline accordingly. The gain recorded as “Investment income” of RMB 24,534 represents the difference between the sum of total consideration equivalent to RMB 14,671 received from the transaction and the fair value of the remaining equity investment of RMB 14,527, and the net assets of the former subsidiary of RMB 4,034, together with the amounts of RMB 630 recognised previously in other comprehensive loss in relation to Trans-Asia Pipeline reclassified to profit or loss.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

	Company
	2016	2015
Gain on available-for-sale financial assets	160	438
Share of profit of associates and joint ventures	4,114	7,682
Dividends declared by subsidiaries	2,770	21,819
Gain on disposal of subsidiaries	7,122	261
Other	49	80

	14,215	30,280

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 3,830 (2015: RMB 7,482).

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2016	2015	Amounts included in non-recurring profit/loss items of 2016

Gains on disposal of fixed assets and oil and gas properties	346	275	346

Government grants (i)	8,509	7,906	5,779

Gain on transfer of remaining natural gas reserves in natural gas storage	—	2,618	—

Other	1,780	2,157	1,780

	10,635	12,956	7,905

(i)	Government grants comprise proportionate refund of import value-added tax of RMB 2,190, relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and the refund of value-added tax of RMB 3,215 as it is imposed, relating to the change from business tax to value-added tax. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	2016	2015	Amounts included in non-recurring profit/loss items of 2016
Loss on disposal of fixed assets and oil and gas properties	8,318	4,936	8,318
Fines	167	419	167
Donation	276	926	276
Extraordinary loss	258	177	258
Other	5,298	4,762	5,298

	14,317	11,220	14,317

47 TAXATION

	2016	2015
Income taxes	19,762	18,998
Deferred taxes	(3,984)	(3,196)

	15,778	15,802

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2016	2015

Profit before taxation	45,192	58,166

Tax calculated at a tax rate of 25%	11,298	14,542

Tax return true-up	1,887	2,008

Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,797	910

Effect of preferential tax rate	(2,418)	(5,436)

Tax effect of income not subject to tax	(4,935)	(2,875)

Tax effect of expenses not deductible for tax purposes	8,149	6,653

Taxation	15,778	15,802

48 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2016 and 2015 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

Other comprehensive (loss) / income attributable to equity holders of the Company	December 31, 2015	Addition	Reduction	December 31, 2016

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive income of equity-accounted investee	279	313	—	592

Gains or losses arising from changes in fair value of available-for-sale financial assets	553	39	(167)	425

Translation differences arising on translation of foreign currency financial statements	(37,066)	12,270	(4,498)	(29,294)

Others	(43)	—	—	(43)

Total	(36,277)	12,622	(4,665)	(28,320)

50 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2016	2015
Operating income	1,616,903	1,725,428

Less: Changes in inventories of finished goods and work in progress	9,029	(21,551)

Raw materials and consumables used	(968,669)	(1,035,244)

Employee benefits expenses	(117,662)	(118,082)

Depreciation, depletion and amortisation expenses	(209,651)	(177,858)

Impairment losses of non-current assets	(8,615)	(25,193)

Lease expenses	(16,992)	(14,861)

Finance expenses	(20,652)	(23,826)

Other expenses	(234,817)	(252,383)

Operating profit	48,874	56,430

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

51 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	2016	2015	2016	2015

Net profit	29,414	42,364	(15,551)	21,029

Add: Impairment of asset, net	12,858	28,505	8,052	17,703

Depreciation and depletion of fixed assets and oil and gas properties	200,053	169,201	127,561	106,578

Amortisation of intangible assets	4,307	4,166	3,534	3,521

Amortisation of long-term prepaid expenses	5,291	4,491	4,476	3,807

Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	8,079	4,620	7,025	4,219

Capitalised exploratory costs charged to expense	9,689	9,608	8,208	8,483

Safety fund reserve	1,614	1,434	442	323

Finance expense	20,857	22,309	19,119	19,295

Investment income	(28,968)	(26,627)	(14,215)	(30,280)

Decrease in deferred taxation	(3,984)	(3,196)	(3,752)	(3,309)

(Increase) / decrease in inventories	(22,638)	36,256	(7,715)	27,590

Decrease / (increase) in operating receivables	5,281	5,581	32,576	(35,674)

Increase / (decrease) in operating payables	23,326	(37,400)	17,490	(12,338)

Net cash flows from operating activities	265,179	261,312	187,250	130,947

(b) Net increase / (decrease) in cash and cash equivalents

	Group		Company
	2016	2015	2016	2015
Cash at end of the period	97,931	72,773	15,201	12,970
Less: Cash at beginning of the period	(72,773)	(73,778)	(12,970)	(38,507)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase / (decrease) in cash and cash equivalents	25,158	(1,005)	2,231	(25,537)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(c) Cash and cash equivalents

	Group		Company
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash at bank and on hand	98,617	73,692	15,201	12,970
Less: Time deposits with maturities over 3 months	(686)	(919)	—	—

Cash and cash equivalents at end of the period	97,931	72,773	15,201	12,970

52 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2016 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284

Less: Intersegment revenue	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Segment expenses (i)	(369,202)	(274,438)	(848,499)	(58,676)	(12,672)	(1,563,487)

Segment result	(14,626)	48,157	11,972	18,644	(10,731)	53,416

Unallocated expenses						(4,542)

Operating profit						48,874

Segment assets	1,302,623	325,693	394,587	549,790	1,455,688	4,028,381

Other assets						25,766

Elimination of intersegment balances (ii)						(1,657,197)

Total assets						2,396,950

Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727

Other liabilities						58,845

Elimination of intersegment balances (ii)						(697,650)

Total liabilities						1,023,922

Depreciation, depletion and amortisation	(154,262)	(22,124)	(12,882)	(18,540)	(1,843)	(209,651)

Asset impairment losses	929	5,826	75	6,028	—	12,858

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2015 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551

Less: Intersegment revenue	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Segment expenses (i)	(354,657)	(326,166)	(879,541)	(70,069)	(12,861)	(1,643,294)

Segment result	58,185	9,168	(8)	25,349	(10,560)	82,134

Unallocated expenses						(25,704)

Operating profit						56,430

Segment assets	1,254,521	312,474	353,247	600,664	1,542,858	4,063,764

Other assets						28,043

Elimination of intersegment balances (ii)						(1,697,713)

Total assets						2,394,094

Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041

Other liabilities						47,257

Elimination of intersegment balances (ii)						(706,492)

Total liabilities						1,049,806

Depreciation, depletion and amortisation	(126,042)	(22,561)	(12,786)	(14,415)	(2,054)	(177,858)

Asset impairment losses	22,930	1,899	1,289	2,387	—	28,505

Capital expenditure	157,822	15,725	7,061	20,360	1,270	202,238

(i)	Segment expenses include operating costs, taxes and surcharges, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2016	2015

Mainland China	1,101,055	1,185,189

Other	515,848	540,239

	1,616,903	1,725,428

Non-current assets (i)	December 31, 2016	December 31, 2015

Mainland China	1,757,772	1,812,079

Other	235,122	212,912

	1,992,894	2,024,991

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

53 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2016 is 27.3% (December 31, 2015: 28.7%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2016 and 2015 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

54 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Wang Yilin

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2016		December 31, 2015
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.17	86.17	86.51	86.51

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate

China Marine Bunker (PetroChina) Co., Ltd.	Joint venture

Arrow Energy Holdings Pty Ltd.	Joint venture

Trans-Asia Gas Pipeline Co., Ltd.	Joint venture

CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC

CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC

Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC

China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC

CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC

CNPC Material Company	Fellow subsidiary of CNPC

China Petroleum Finance Co., Ltd.	Fellow subsidiary of CNPC

China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC

China National United Oil Corporation	Fellow subsidiary of CNPC

CNPC Captive Insurance Co., Ltd.	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which will take effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee of land was adjusted to RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to RMB 708. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

	Notes	2016	2015
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	91,094	80,045
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	103,572	121,188
Fees for production services	(3)	138,845	134,729
Social services charges	(4)	3,379	3,330
Ancillary services charges	(5)	4,134	4,297
Material supply services	(6)	21,196	23,740
Financial services
Interest income	(7)	224	304
Interest expense	(8)	11,388	13,769
Other financial service expense	(9)	751	970
Rents and other payments made under financial leasing	(10)	819	238
Rental paid to CNPC	(11)	5,368	4,195
Purchases of assets from CNPC and its subsidiaries	(12)	1,058	1,141

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.
(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2016 were RMB 32,626 (December 31, 2015: RMB19,961).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2016 were RMB 255,285 (December 31, 2015: RMB 326,671).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.
(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2016	2015
(a) Sales of goods
- Crude Oil	1,050	1,983
- Refined products	15,982	30,341
- Chemical products	773	817
- Natural Gas	159	—
(b) Sales of services	29	37
(c) Purchases of goods	20,159	22,780
(d) Purchases of services	883	11,964

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2016, the eliminated commissioned loans totalled RMB 45,025, including short-term loans of RMB 38,276, loans due within one year of RMB 337 and long-term loans of RMB 6,412.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2016	December 31, 2015
CNPC and its subsidiaries
Accounts receivable	5,450	5,500
Other receivables	4,712	4,586
Advances to suppliers	3,919	2,561
Other non-current assets	7,582	8,237

Associates and joint ventures
Accounts receivable	1,214	1,175
Advances to suppliers	492	106
Other current assets	4,486	—
Other non-current assets	3,502	3,382

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2016, the provisions for bad debts of the receivables from related parties amounted to RMB 7 (December 31, 2015: RMB 17 ).

As of December 31, 2016, the receivables from related parties represented 33% (December 31, 2015: 26%) of total receivables.

(b) Payables to related parties

	December 31, 2016	December 31, 2015
CNPC and its subsidiaries
Accounts payable	58,530	60,659
Other payables	4,320	16,495
Advances from customers	427	512
Notes payable	472	392
Other non-current liabilities	3,755	3,406

Associates and joint ventures
Accounts payable	786	571
Other payables	121	113
Advances from customers	116	60

As of December 31, 2016, the payables to related parties represented 23% (December 31, 2015: 25%) of total payables.

(8) Key management personnel compensation

	2016 RMB’000	2015 RMB’000
Key management personnel compensation	14,261	13,171

55 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2016 and 2015, the Group did not guarantee any borrowings or others related parties or third parties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

56 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2016 and December 31, 2015 under non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015

Within one year	10,108	9,859

Between one and two years	8,355	8,479

Between two and three years	8,151	7,849

Thereafter	163,212	166,150

	189,826	192,337

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

Operating lease expenses for the year ended December 31, 2016 was RMB 16,992 (2015: RMB 14,861).

(2) Capital commitments

As of December 31, 2016, the Group’s capital commitments contracted but not provided for were RMB 59,664 (December 31, 2015: RMB 56,310).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 639 for the year ended December 31, 2016 (2015: RMB 643).

Estimated annual payments for the next five years are as follows:

	December 31, 2016	December 31, 2015

Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2016 (All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2016	2015

Net loss on disposal of non-current assets	(8,119)	(3,362)

Government grants recognised in the income statement (i)	5,779	4,824

Net gain on disposal of available-for-sale financial assets	184	177

Reversal of provisions for bad debts against receivables	62	99

Net profit or loss arising from the disposal of the subsidiary	24,674	280

Gain on transfer of remaining natural gas reserves in natural gas storage	—	2,618

Remeasurement to fair value of pre-existing interest in acquiree	—	22,807

Other non-operating income and expenses	(4,146)	(4,157)

	18,434	23,286

Tax impact of non-recurring profit/loss items	(2,972)	(6,186)

Impact of non-controlling interests	(10,196)	159

Total	5,266	17,259

(i)	Government grants comprise the refund of value-added tax of RMB 3,215 as it is imposed, relating to the change from business tax to value-added tax.

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 29,372 and RMB 29,414, respectively, with a difference of RMB 42; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,372,735 and RMB 1,373,028, respectively, with a difference of RMB 293. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (established in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of PetroChina Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 210 to 260, which comprise the consolidated statement of financial position as at December 31, 2016, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2016 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties
Refer to note 5(a) to the consolidated financial statements.
The Key Audit Matter	How the matter was addressed in our audit

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the consolidated financial statements, in particular in assessing potential impairment of oil and gas properties which are included within property, plant and equipment. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of crude oil and natural gas which can be estimated with reasonable certainty and which are economically producible under existing economic conditions, operating methods and government regulations. The Group engaged third party reserves specialists to estimate the proved oil and gas reserve volumes at December 31, 2016 based on the reserves specialists’ assessment of the economic producibility of oil and gas reservoirs in accordance with recognised industry standards.

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the consolidated financial statements.

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:
	•	assessing the design, implementation and operating effectiveness of key internal controls over the oil and gas reserves estimation process;
	•	assessing the competence, capabilities and objectivity of the third party reserves specialists engaged by the Group to estimate the oil and gas reserves;

	•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;
•

challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

	•	comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and
	•	comparing the Group’s proved oil and gas reserve volumes at December 31, 2016 and 2015 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of oil and gas properties
Refer to note 16 to the consolidated financial statements and the accounting policies on page 218 to 219.

The Key Audit Matter	How the matter was addressed in our audit

The Group recognised impairment of oil and gas properties in the amount of RMB19,893 million for the year ended December 31, 2015, which was primarily due to lower crude oil prices, higher production costs and higher operating costs.

As at December 31, 2016, management reviewed oil and gas properties, which comprise different cash-generating units (“CGUs”), for indicators of possible impairment by considering events or changes in circumstances which could indicate that the carrying amounts of certain CGUs may not be recoverable. Such events and changes in circumstances included the economic impact on these CGUs resulting from lower oil and gas prices, higher production costs and a decline in production and oil and gas reserve volumes.

Our audit procedures to assess impairment of oil and gas properties included the following:
• assessing the design, implementation and operating effectiveness of key internal controls over the processes for assessing impairment of oil and gas properties;
•

assessing management’s identification of indicators of potential impairment of oil and gas properties, identification of CGUs, the allocation of assets to those CGUs and the methodology adopted by management in the impairment assessments with reference to the requirements of the prevailing accounting standards;

•

challenging the key inputs in the discounted cash flow forecasts, including future selling prices for crude oil and natural gas and future production profiles, with reference to the Group’s business plans and external data and forecasts, together with oil and gas reserves reports issued by third party reserves specialists and considering whether there were any indicator of management bias in the selection of key inputs;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of oil and gas properties (continued)
Refer to note 16 to the consolidated financial statements and the accounting policies on page 218 to 219.
The Key Audit Matter	How the matter was addressed in our audit

For those CGUs where an indicator of impairment was identified, management compared the carrying amount of each CGU with its recoverable amount, which was estimated by calculating the value in use using a discounted cash flow forecast, to determine the amount of impairment, if any. The preparation of discounted cash flow forecasts involves the exercise of significant management judgement, particularly in estimating future selling prices for crude oil and natural gas, future production profiles and in determining appropriate discount rates.

As a result of the impairment assessment exercise management recognised further impairment of oil and gas properties as at December 31, 2016 of RMB711 million.

We identified assessing impairment of oil and gas properties as a key audit matter because the impairment assessments are complex and involve the exercise of significant management judgement in estimating the inputs in the impairment assessment models, which can be inherently uncertain and could be subject to management bias in their selection.

•       engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

•       comparing the actual results for the current year with management’s forecasts prepared in the prior year to assess the historical accuracy of management’s forecasting process. Making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts; and

•       considering the disclosures in the consolidated financial statements in respect of the impairment assessment of oil and gas properties and the key assumptions adopted with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing potential impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited
Refer to note 21 to the consolidated financial statements and the accounting policies on page 220.
The Key Audit Matter	How the matter was addressed in our audit

As at December 31, 2016, goodwill, which amounted to RMB46,097 million, mainly arose from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGU containing the Pipeline Goodwill with its recoverable amount which is calculated based on value in use using a discounted cash flow forecast to determine if any impairment is required.

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing potential impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

Our audit procedures to assess potential impairment of the Pipeline Goodwill included the following:
•

assessing management’s identification of CGU to which the Pipeline Goodwill was allocated, the allocation of other assets to that CGU and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the prevailing accounting standards;

•

evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales and forecast other operating expenses, contained in the financial budget which was approved by the Board of Directors and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•

comparing the forecast revenue and forecast operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast were, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing potential impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)
Refer to note 21 to the consolidated financial statements and the accounting policies on page 220.
The Key Audit Matter	How the matter was addressed in our audit
	•	engaging our internal valuation specialists to assist us in assessing whether the discount rate applied in the discounted cash flow forecast was within the range adopted by other companies in the same industry;

	•	comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;

	•	obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

	•	considering the disclosures in the consolidated financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company
Refer to note 7 and 17 to the consolidated financial statements and the accounting policies on page 216 to 217.

The Key Audit Matter	How the matter was addressed in our audit

During the current year, the Group disposed of a 50%

equity interest in Trans-Asia Pipeline Company, which

was previously a wholly-owned subsidiary of the Group,

to CNIC Corporation Limited, a third party company, for

a consideration equivalent to RMB14,671 million. The

transfer of the equity interest under this transaction was

completed in 2016.

Management recognised a gain of RMB24,534 million

from this disposal transaction and accounted for its remaining 50% equity interest retained in Trans-Asia Pipeline Company, at fair value upon initial recognition, as an interest in a joint venture from the date when control was lost pursuant to the requirements of the prevailing accounting standards.

Our audit procedures to assess accounting for the

disposal of a 50% equity interest in Trans-Asia Pipeline Company included the following:

•       inspecting the contract to jointly operate Trans-Asia Pipeline Company, the revised articles of association of Trans-Asia Pipeline Company, correspondence between the Group and CNIC Corporation Limited (the joint venturer), corporate governance documents of Trans-Asia Pipeline Company and board meeting minutes of Trans-Asia Pipeline Company relating to the management and operation of Trans-Asia Pipeline Company after the completion of the Group’s disposal of a 50% equity interest in the Trans-Asia Pipeline Company and evaluating whether the Group had lost its control over Trans-Asia Pipeline Company after the disposal with reference to the requirements of the prevailing accounting standards;

•       evaluating accounting for the recognition of the gain on disposal and the initial recognition of the investment in a joint venture with reference to the requirements of the prevailing accounting standards;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company (continued)
Refer to note 7 and 17 to the consolidated financial statements and the accounting policies on page 216 to 217.

The Key Audit Matter	How the matter was addressed in our audit

The terms of the agreements in respect of this disposal transaction were complex, because they included certain conditions precedent to the completion of the disposal and agreed arrangements between shareholders on the management of the strategic and operational activities of Trans-Asia Pipeline Company’s businesses after the disposal. Management evaluated the detailed terms of the relevant agreements and considered relevant facts and circumstances surrounding this disposal transaction in determining the appropriate accounting treatment, including assessing whether the Group had lost its control over Trans-Asia Pipeline Company and calculating the gain arising from the disposal transaction.

We identified accounting for the disposal of a 50% equity interest in Trans-Asia Pipeline Company as a key audit matter because the financial impact of the disposal is significant to the consolidated financial statements and because the complexity of this disposal transaction required significant management judgement in determining the appropriate accounting treatment.

•       assessing the methodology adopted and inputs used in determining the fair value of the retained 50% equity interest in Trans-Asia Pipeline Company with reference to the requirements of the prevailing accounting standards and comparing the inputs used in determining the fair value of the retained 50% equity interest with those implied in the consideration received from CNIC Corporation Limited for the disposal of the 50% equity interest;

•       re-calculating the gain on the disposal transaction based on the consideration received, the fair value of the retained 50% equity interest in Trans-Asia Pipeline Company and the carrying amount of the net assets of the Trans-Asia Pipeline Company at the date of disposal; and

•       considering the disclosures in the consolidated financial statements in respect of the transaction with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

212

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho Ying Man, Simon.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 30, 2017

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2016

(Amounts in millions)

	Notes	2016	2015
		RMB	RMB
REVENUE	6	1,616,903	1,725,428

OPERATING EXPENSES
Purchases, services and other		(959,640)	(1,056,795)
Employee compensation costs	8	(117,662)	(118,082)
Exploration expenses, including exploratory dry holes		(18,576)	(18,380)
Depreciation, depletion and amortisation		(218,147)	(202,875)
Selling, general and administrative expenses		(74,255)	(71,270)
Taxes other than income taxes	9	(189,608)	(205,884)
Other income, net		21,620	27,110

TOTAL OPERATING EXPENSES		(1,556,268)	(1,646,176)

PROFIT FROM OPERATIONS		60,635	79,252

FINANCE COSTS
Exchange gain		12,828	9,536
Exchange loss		(11,571)	(10,168)
Interest income		2,491	2,019
Interest expense	10	(23,348)	(24,328)

TOTAL NET FINANCE COSTS		(19,600)	(22,941)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	4,105	1,504

PROFIT BEFORE INCOME TAX EXPENSE	7	45,140	57,815
INCOME TAX EXPENSE	12	(15,768)	(15,726)

PROFIT FOR THE YEAR		29,372	42,089

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		9,404	(20,965)
Fair value (loss)/ gain from available-for-sale financial assets, net of tax		(128)	596
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		313	130

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX		9,589	(20,239)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		38,961	21,850

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		7,857	35,517
Non-controlling interests		21,515	6,572

		29,372	42,089

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		15,814	18,965
Non-controlling interests		23,147	2,885

		38,961	21,850

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.04	0.19

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

(Amounts in millions)

	Notes	2016	2015
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,739,545	1,784,905
Investments in associates and joint ventures	17	78,967	70,976
Available-for-sale financial assets	18	2,011	2,869
Advance operating lease payments	20	71,353	70,551
Intangible and other non-current assets	21	102,750	98,272
Deferred tax assets	31	20,360	16,927

TOTAL NON-CURRENT ASSETS		2,014,986	2,044,500

CURRENT ASSETS
Inventories	22	146,865	126,877
Accounts receivable	23	47,315	52,262
Prepayments and other current assets	24	77,583	88,280
Notes receivable	25	11,285	8,233
Time deposits with maturities over three months but within one year		686	919
Cash and cash equivalents	26	97,931	72,773

TOTAL CURRENT ASSETS		381,665	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	310,680	331,040
Income taxes payable		8,743	7,879
Other taxes payable		36,456	26,262
Short-term borrowings	28	143,384	106,226

TOTAL CURRENT LIABILITIES		499,263	471,407

NET CURRENT LIABILITIES		(117,598)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,897,388	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		711,197	711,755
Reserves	30	294,806	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,189,024	1,179,716
NON-CONTROLLING INTERESTS		183,711	164,318

TOTAL EQUITY		1,372,735	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings	28	372,887	434,475
Asset retirement obligations	32	125,392	117,996
Deferred tax liabilities	31	13,640	13,120
Other long-term obligations		12,734	12,812

TOTAL NON-CURRENT LIABILITIES		524,653	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,897,388	1,922,437

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

(Amounts in millions)

	2016	2015
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	29,372	42,089
Adjustments for:
Income tax expense	15,768	15,726
Depreciation, depletion and amortisation	218,147	202,875
Capitalised exploratory costs charged to expense	9,689	9,608
Safety fund reserve	1,614	1,434
Share of profit of associates and joint ventures	(4,105)	(1,504)
Provision for impairment of receivables, net	1,609	74
Write down in inventories, net	2,634	3,335
Impairment of available-for-sale financial assets	(2)	74
Impairment of other non-current assets	115	—
Loss on disposal of property, plant and equipment	7,972	4,661
Remeasurement to fair value of pre-existing interest in acquiree	—	(22,807)
Gain on disposal of other non-current assets	(37)	(1,476)
Gain on disposal of subsidiaries	(24,674)	(280)
Dividend income	(60)	(288)
Interest income	(2,491)	(2,019)
Interest expense	23,348	24,328
Changes in working capital:
Accounts receivable, prepayments and other current assets	5,281	5,581
Inventories	(22,638)	36,256
Accounts payable and accrued liabilities	16,825	(28,163)

CASH FLOWS GENERATED FROM OPERATIONS	278,367	289,504
Income taxes paid	(13,188)	(28,192)

NET CASH FLOWS FROM OPERATING ACTIVITIES	265,179	261,312

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2016

(Amounts in millions)

	2016	2015
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(181,054)	(217,750)
Acquisition of investments in associates and joint ventures	(2,008)	(1,637)
Acquisition of available-for-sale financial assets	(400)	(625)
Prepayments on long-term operating leases	(2,586)	(2,524)
Acquisition of intangible assets and other non-current assets	(5,781)	(3,586)
Payments to non-controlling interests due to acquisition of subsidiaries	—	(6,496)
Proceeds from disposal of property, plant and equipment	2,127	1,923
Acquisition of subsidiaries	—	(17,855)
Proceeds from disposal of other non-current assets	991	16,987
Interest received	2,079	1,585
Dividends received	10,505	9,617
Decrease in time deposits with maturities over three months	240	4,482

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(175,887)	(215,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(458,780)	(530,808)
Repayments of long-term borrowings	(285,519)	(250,745)
Interest paid	(19,276)	(20,777)
Dividends paid to non-controlling interests	(2,401)	(5,314)
Dividends paid to owners of the Company	(8,450)	(29,005)
Increase in short-term borrowings	460,478	481,762
Increase in long-term borrowings	247,429	311,809
Capital contribution from non-controlling interests	940	1,596
Payments to non-controlling interests due to capital reduction of subsidiaries	(1)	(299)
Decrease in other long-term obligations	(1,427)	(3,658)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(67,007)	(45,439)

TRANSLATION OF FOREIGN CURRENCY	2,873	(999)

Increase / (decrease) in cash and cash equivalents	25,158	(1,005)
Cash and cash equivalents at beginning of the year	72,773	73,778

Cash and cash equivalents at end of the year	97,931	72,773

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2016

(Amounts in millions)

	Attributable to Owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2015	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Profit for the year ended December 31,2015	—	35,517	—	35,517	6,572	42,089

Other comprehensive loss for the year ended December 31, 2015	—	—	(16,552)	(16,552)	(3,687)	(20,239)

Special reserve-safety fund reserve	—	—	1,303	1,303	131	1,434

Transfer to reserves	—	(2,103)	2,103	—	—	—

Dividends	—	(29,005)	—	(29,005)	(5,515)	(34,520)

Acquisition of subsidiaries	—	—	12,530	12,530	23,755	36,285

Capital contribution from non-controlling interests	—	—	—	—	2,040	2,040

Other	—	43	(14)	29	(865)	(836)

Balance at December 31, 2015	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Balance at January 1, 2016	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Profit for the year ended December 31, 2016	—	7,857	—	7,857	21,515	29,372

Other comprehensive income for the year ended December 31, 2016	—	—	7,957	7,957	1,632	9,589

Special reserve-safety fund reserve	—	—	1,540	1,540	74	1,614

Transfer to reserves	—	—	—	—	—	—

Dividends	—	(8,450)	—	(8,450)	(4,282)	(12,732)

Transaction with non-controlling interests in subsidiaries	—	—	224	224	(2,061)	(1,837)

Capital contribution from non-controlling interests	—	—	—	—	1,087	1,087

Other	—	35	145	180	1,428	1,608

Balance at December 31, 2016	183,021	711,197	294,806	1,189,024	183,711	1,372,735

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting

Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable and other receivables. The recognition methods for loans and receivables are disclosed in the respective policy notes.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income, net” in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy, urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

The following is the Amendments to IAS 27 Separate Financial Statements (“IAS27”) that has been adopted by the Group.

The Group has changed cost method to equity method to account for investments in joint ventures and associates in the separate financial statements from January 1, 2016 and accordingly made retrospective adjustments. After the retrospective adjustments, Investments in associates and joint ventures, Retained earnings and Reserves in the company-level statement of financial position as at January 1, 2016 increased by RMB 13,360, RMB 13,037 and RMB 323, respectively.

The amendments allow an entity to apply the equity method to account for its investments in subsidiaries, joint ventures and associates in its separate financial statements. As a result of the amendments, the entity can choose to account for these investments either: at cost, in accordance with IFRS 9 Financial Instruments (“IFRS9”) (or IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”)), or using the equity method as described in IAS 28 Investments in Associates and Joint Ventures. The election can be made independently for each category of investments (subsidiaries, joint ventures and associates). An entity shall apply those amendments for annual periods beginning on or after January 1, 2016 retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 published in July 2014, replaces the existing guidance in IAS 39. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The adoption of this standard is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

IFRS 15 Revenue from contracts with customers (“IFRS15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements.

IFRS 16 Lease (“IFRS 16”) introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognise new assets and liabilities for its operating leases of oil and gas station and land use rights. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected for the Group’s finance leases.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2016 is 27.3% (December 31, 2015: 28.7%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2016 and 2015 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2016	2015
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	60	288
Reversal of provision for impairment of receivables	62	99
Reversal of write down in inventories	75	59
Remeasurement to fair value of pre-existing interest in acquiree	—	22,807
Gain on disposal of investment in subsidiaries (i)	24,674	280

Charged
Amortisation of intangible and other assets	4,896	4,141
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,217,131	1,282,039
Provision for impairment of receivables	1,671	173
Loss on disposal of property, plant and equipment	7,972	4,661
Operating lease expenses	19,027	16,786
Research and development expenses	11,227	11,856
Write down in inventories	2,709	3,394

(i)	On November 24, 2015, the board of directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Gas Pipeline Co., Ltd. (“Trans-Asia Pipeline”) to CNIC Corporation Limited. The transaction was completed in the second quarter of 2016 and CNPC E&D lost control over Trans-Asia Pipeline accordingly. The gain recorded as “Other income, net” of RMB 24,534 represents the difference between the sum of total consideration equivalent to RMB 14,671 received from the transaction and the fair value of the remaining equity investment of RMB 14,527, and the net assets of the former subsidiary of RMB 4,034, together with the amounts of RMB 630 recognised previously in other comprehensive loss in relation to Trans-Asia Pipeline reclassified to profit or loss.
(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 66 paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2015: RMB 36).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2016	2015
	RMB	RMB
Wages, salaries and allowances	75,461	75,651
Social security costs	42,201	42,431

	117,662	118,082

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2016	2015
	RMB	RMB
Consumption tax	140,268	149,323
Resource tax	14,472	18,584
Other	34,868	37,977

	189,608	205,884

10	INTEREST EXPENSE

	2016	2015
	RMB	RMB
Interest on
Bank loans	891	1,259
Other loans	19,910	19,892
Accretion expense (Note 32)	5,126	5,950
Less: Amounts capitalised	(2,579)	(2,773)

	23,348	24,328

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 4.28% per annum for the year ended December 31, 2016 (2015: 4.28%-5.76%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2016 and 2015 are as follows:

	2016				2015
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin(i)	—	—	—	—	—
Mr. Zhou Jiping(i)	—	—	—	—	—

Vice Chairman:
Mr. Zhang Jianhua(ii)	—	—	—	—	—
Mr. Wang Dongjin(iii)	—	652	122	774	734

Executive director:
Mr. Zhao Zhengzhang	—	637	122	759	671

Non-executive directors:
Mr. Xu Wenrong(iv)	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—
Mr. Shen Diancheng	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—
Mr. Liu Hongbin(v)	—	578	101	679	699
Mr. Chen Zhiwu	234	—	—	234	220
Mr. Richard H. Matzke	241	—	—	241	230
Mr. Lin Boqiang	281	—	—	281	249
Mr. Zhang Biyi	278	—	—	278	252

	1,034	578	101	1,713	1,650

Supervisors:
Mr. Guo Jinping	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—
Mr. Li Qingyi	—	—	—	—	—
Mr. Jia Yimin	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—
Mr. Yao Wei(vi)	—	432	37	469	796
Mr. Liu Hehe(vi)	—	316	36	352	724
Mr. Yang Hua	—	793	69	862	838
Mr. Li Jiamin	—	646	61	707	771
Mr. Li Wendong(vi)	—	611	59	670	—
Mr. Liu Xianhua(vi)	—	491	37	528	—

	—	3,289	299	3,588	3,129

	1,034	5,156	644	6,834	6,184

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	Mr. Wang Yilin was elected as the chairman from June 23, 2015, and Mr. Zhou Jiping ceased being the chairman from June 23, 2015.
(ii)	Mr. Zhang Jianhua was elected as the vice chairman and non-executive director from October 28, 2016.
(iii)	Mr. Wang Dongjin also serves as the Chief Executive.
(iv)	Mr. Xu Wenrong was elected as an non-executive director from May 25, 2016.
(v)	Mr. Liu Hongbin ceased being the vice chairman and was transferred from the executive director to the non-executive director from October 28, 2016, besides, received no emoluments from the Company since the next day.
(vi)	Mr. Li Wendong and Mr. Liu Xianhua were elected as the staff supervisors, besides, Mr. Yao Wei and Mr. Liu Hehe ceased being the staff supervisors from May 17, 2016.
(vii)	The emoluments received by the following people are not reflected in the analysis shown above: Mr. Liao Yongyuan ceased being a non-executive director and vice chairman from March 17, 2015, and received no emoluments from the Company during the year 2015.
(viii)	The deferred performance emoluments of RMB 1.64 which the company paid to the directors attribuatble to the year of 2013 to 2015 in accordance with the relevant regulations of the Chinese Government are not reflected in the 2016 annual remuneration shown above.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2016. (2015: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2015.)

The five highest paid individuals in the Company for the year ended December 31, 2016 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.783, RMB 0.783 and RMB 0.775, respectively, and whose contribution to retirement benefit scheme were RMB 0.122, RMB 0.122 and RMB 0.108, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2015 include three supervisors whose emoluments are reflected in the analysis shown above and the note; and two senior managements whose allowances and other benefits were RMB 0.780 and RMB 0.768, respectively, and whose contribution to retirement benefit scheme were RMB 0.130 and RMB 0.132, respectively.

During 2016 and 2015, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

12	INCOME TAX EXPENSE

	2016	2015
	RMB	RMB

Current taxes	19,762	18,998

Deferred taxes (Note 31)	(3,994)	(3,272)

	15,768	15,726

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2016	2015
	RMB	RMB

Profit before income tax expense	45,140	57,815

Tax calculated at a tax rate of 25%	11,285	14,454
Tax return true-up	1,887	2,008
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,797	910
Effect of preferential tax rate	(2,418)	(5,436)
Tax effect of income not subject to tax	(4,935)	(2,875)
Tax effect of expenses not deductible for tax purposes	8,152	6,665

Income tax expense	15,768	15,726

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 7,857 for the year ended December 31, 2016 (2015: RMB 35,517).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2016 and 2015 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2016	2015
	RMB	RMB

Interim dividends attributable to owners of the Company for 2016 (a)	3,899	—

Proposed final dividends attributable to owners of the Company for 2016 (b)	6,957	—

Interim dividends attributable to owners of the Company for 2015 (c)	—	11,433

Final dividends attributable to owners of the Company for 2015 (d)	—	4,550

	10,856	15,983

(a)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB 0.02131 yuan per share amounting to a total of RMB 3,899 were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).
(b)	At the 2nd meeting of the Board in 2017, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2017 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433 were paid on September 18, 2015 (A shares) and October 27, 2015 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550 were paid on June 8, 2016 (A shares) and July 14, 2016 (H shares).
(e)	Final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572 were paid on July 9, 2015 (A shares) and August 13, 2015 (H shares).

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2016	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Additions	979	7,995	3,202	624	416	161,336	174,552

Transfers	10,644	109,171	40,216	—	965	(160,996)	—

Disposals or write offs	(2,573)	(23,047)	(6,781)	(1,027)	(267)	(9,689)	(43,384)

Currency translation differences	456	15,207	864	44	136	1,916	18,623

At end of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Accumulated depreciation and impairment
At beginning of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)

Charge for the year and others	(9,677)	(141,530)	(47,750)	(1,753)	(1,297)	—	(202,007)

Impairment charge	(63)	(711)	(5,494)	(1)	(15)	(2,218)	(8,502)

Disposals or write offs or transfers	1,469	15,536	5,501	930	219	6	23,661

Currency translation differences	(148)	(7,241)	(417)	(24)	(138)	(335)	(8,303)

At end of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)
Net book value

At end of the year	129,387	845,713	521,357	9,760	10,297	223,031	1,739,545

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2015	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Additions	4,421	6,745	70,253	2,403	944	191,466	276,232

Transfers	12,675	133,708	39,084	—	1,405	(186,872)	—

Disposals or write offs	(2,354)	(14,961)	(5,563)	(867)	(280)	(9,608)	(33,633)

Currency translation differences	(1,564)	(13,759)	(518)	(167)	(396)	(4,276)	(20,680)

At end of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Accumulated depreciation and impairment
At beginning of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Charge for the year and others	(10,182)	(115,996)	(51,410)	(2,153)	(2,367)	—	(182,108)

Impairment charge	(81)	(19,893)	(1,489)	(2)	(3)	(3,554)	(25,022)

Disposals or write offs or transfers	1,296	10,039	4,434	771	191	3	16,734

Currency translation differences	712	4,008	551	146	407	(133)	5,691

At end of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)
Net book value

At end of the year	128,300	870,333	532,016	10,967	10,278	233,011	1,784,905

The impairment charge of the Group for the year ended December 31, 2016 amounted to RMB 8,502 (2015: RMB 25,022 primarily related to oil and gas properties) primarily related to certain chemical and liquefied natural gas production facilities. The impairment of these properties is mainly due to the higher production costs and operating costs and lower price of certain chemical products and Liquefied Natural Gas. The carrying amount of these assets has been reduced to the recoverable amount.

When determining whether there are indications of impairment for oil and gas properties, the Group considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including the significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Group performs the impairment tests on oil blocks with indications of impairment. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2016 and 2015.

	2016	2015
	RMB	RMB
At beginning of the year	20,177	20,878

Additions to capitalised exploratory well costs pending the determination of proved reserves	21,847	21,698

Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(10,914)	(12,791)

Capitalised exploratory well costs charged to expense	(9,689)	(9,608)

At end of the year	21,421	20,177

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2016	December 31, 2015
	RMB	RMB
One year or less	13,202	13,330

Over one year	8,219	6,847

Balance at December 31	21,421	20,177

RMB 8,219 at December 31, 2016 (December 31, 2015: RMB 6,847) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principal Activities	Direct %	Indirect %

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd. (i)	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

Trans-Asia Gas Pipeline Co., Ltd. (ii)	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

(i)	In August 2016, China National Petroleum Corporation injected RMB 19,471 cash into China Petroleum Finance Co., Ltd. (the “CP Finance”), of which RMB 2,890 and RMB 16,581 were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance was increased from RMB 5,441 to RMB 8,331. The Company’s share was diluted from 49% to 32%, and the Company’s share of net assets was increased RMB 307.
(ii)	On November 24, 2015, the board of directors of the Company approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Pipeline to CNIC Corporation Limited for a consideration equivalent to RMB 14,671. The transaction closed in the second quarter of 2016.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and joint ventures were RMB 10,172 in 2016 (2015: RMB 9,489).

In 2016, investments in associates and joint ventures of RMB 101 (2015: RMB 55) were disposed of, resulting in a loss of RMB 40 (2015: a gain of RMB 1,258).

In 2016, the share of profit and other comprehensive loss in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 2,738 (2015: RMB 3,846) and RMB 204 (2015: income of RMB 1,042), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	49.00	49.00	49.00

Current assets	3,597	4,214	148,916	351,516	996	2,272

Non-current assets	4,373	4,180	270,507	288,537	10,362	8,095

Current liabilities	8,329	8,248	332,923	544,674	5,594	4,907

Non-current liabilities	5,217	7,000	29,998	51,809	1	—

Net (liabilities) / assets	(5,576)	(6,854)	56,502	43,570	5,763	5,460

Group’s share of net assets	—	—	18,080	21,349	2,824	2,675

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	18,429	21,698	2,824	2,675

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2016	2015	2016	2015	2016	2015
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	19,029	18,170	8,555	10,335	563	480

Profit / (loss) for the year	1,475	(984)	7,524	5,839	302	286

Other comprehensive income	—	—	655	294	2	1

Total comprehensive income / (loss)	1,475	(984)	8,179	6,133	304	287

Group’s share of total comprehensive income	—	—	3,628	3,005	149	141

Dividends received by the Group	—	—	7,203	631	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,974	2,076	32,733	34,902	27,009

Current assets	6,453	4,653	708	597	4,045

Including: cash and cash equivalents	1,461	1,703	368	355	4,025

Non-current liabilities	749	691	25,308	23,595	2,100

Including: Non-current financial liabilities excluding trade and other payables and provisions	500	504	16,304	14,919	2,100

Current liabilities	4,902	3,399	690	1,365	414

Including: Current financial liabilities excluding trade and other payables and provisions	1,188	1,308	316	269	—

Net assets	2,776	2,639	7,443	10,539	28,540

Net assets attributable to owners	2,528	2,416	7,443	10,539	28,540

Group’s share of net assets	1,264	1,208	3,722	5,270	14,270

Elimination of unrealised profit	—	—	—	—	—

Elimination of transactions with the Group	—	—	(45)	(41)	—

Carrying amount of interest in joint ventures	1,264	1,208	3,677	5,229	14,270

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans Asia Gas Pipeline Co., Ltd.
	2016	2015	2016	2015	From the closing date to Dec 31, 2016
	RMB	RMB	RMB	RMB	RMB
Revenue	23,336	27,587	1,135	971	84

Depreciation, depletion and amortisation	92	(88)	(624)	(484)	(3)

Interest income	9	35	5	6	55

Interest expense	(45)	(56)	(1,307)	(1,189)	(32)

Income tax expense	(47)	(33)	—	—	(1)

Net profit / (loss)	101	93	(3,718)	(10,753)	88

Total comprehensive income / (loss)	171	176	(3,402)	(12,934)	194

Total comprehensive income / (loss) by share	68	67	(1,701)	(6,467)	97

Elimination of unrealised profit	—	—	—	—	(354)

Group’s share of total comprehensive income / (loss)	68	67	(1,701)	(6,467)	(257)

Dividends received by the Group	9	18	—	—	—

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	December 31, 2015
	RMB	RMB
Available-for-sale financial assets	2,348	3,198

Less: Impairment losses	(337)	(329)

	2,011	2,869

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2016, available-for-sale financial assets of RMB 176 (2015: RMB 381) were disposed of, resulting in the realisation of a gain of RMB 184 (2015: RMB 177).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited (ii)	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.(iii)	PRC	80,000	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	The registered capital of PetroChina International Company Limited was increased from RMB 14,000 to RMB 18,096 in June 2016.
(iii)	The registered capital of PetroChina Pipelines Co., Ltd. was increased from RMB 50 to RMB 80,000 in February 2016.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50	50	72.26	72.26

Current assets	26,489	36,052	19,193	16,268

Non-current assets	134,510	111,753	235,023	263,268

Current liabilities	15,504	28,551	26,186	54,297

Non-current liabilities	11,648	15,420	12,344	30,492

Net assets	133,847	103,834	215,686	194,747

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.(note)
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB
Revenue	28,196	33,541	41,794	2,796

Profit from continuing operations	24,153	2,448	20,420	1,015

Total comprehensive income	30,391	(7,889)	20,420	1,015

Profit attributable to non-controlling interests	12,414	1,292	5,664	282

Dividends paid to non-controlling interests	444	775	—	720

Note:	PetroChina Pipelines Co., Ltd. was established in November 2015.

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.(note)
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	9,053	8,293	30,270	2,554

Net cash (outflow) / inflow from investing activities	(18,036)	(2,762)	14,799	(19,434)

Net cash (outflow) / inflow from financing activities	(2,248)	(4,284)	(47,624)	21,744

Effect of foreign exchange rate changes on cash and cash equivalents	748	586	—	—

Net (decrease) / increase in cash and cash equivalents	(10,483)	1,833	(2,555)	4,864

Cash and cash equivalents at the beginning of the year	28,703	26,870	4,864	—

Cash and cash equivalents at the end of the year	18,220	28,703	2,309	4,864

Note:	PetroChina Pipelines Co., Ltd. was established in November 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2016	December 31, 2015
	RMB	RMB
Land use rights	53,653	52,710
Advance lease payments	17,700	17,841

	71,353	70,551

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2016			December 31, 2015
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,237	(5,219)	2,018	7,119	(4,765)	2,354

Computer software	9,614	(6,790)	2,824	8,983	(5,870)	3,113

Goodwill (i)	46,097	—	46,097	45,589	—	45,589

Other	19,134	(6,294)	12,840	18,181	(5,469)	12,712

Intangible assets	82,082	(18,303)	63,779	79,872	(16,104)	63,768

Other assets			38,971			34,504

			102,750			98,272

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

22	INVENTORIES

	December 31, 2016	December 31, 2015
	RMB	RMB

Crude oil and other raw materials	55,371	42,605
Work in progress	10,336	8,426
Finished goods	84,473	79,502
Spare parts and consumables	51	45

	150,231	130,578
Less: Write down in inventories	(3,366)	(3,701)

	146,865	126,877

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

23	ACCOUNTS RECEIVABLE

	December 31, 2016	December 31, 2015
	RMB	RMB

Accounts receivable	49,338	52,785
Less: Provision for impairment of receivables	(2,023)	(523)

	47,315	52,262

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB

Within 1 year	43,686	49,493
Between 1 and 2 years	2,744	2,231
Between 2 and 3 years	437	239
Over 3 years	448	299

	47,315	52,262

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2016	2015
	RMB	RMB

At beginning of the year	523	516
Provision for impairment of accounts receivable	1,633	32
Receivables written off as uncollectible	(97)	(12)
Reversal of provision for impairment of accounts receivable	(36)	(13)

At end of the year	2,023	523

24	PREPAYMEMTS AND OTHER CURRENT ASSETS

	December 31, 2016	December 31, 2015
	RMB	RMB

Other receivables	13,206	17,124
Advances to suppliers	16,505	19,334

	29,711	36,458
Less: Provision for impairment	(2,386)	(2,432)

	27,325	34,026
Value-added tax to be deducted	36,010	37,600
Prepaid expenses	954	956
Other current assets	13,294	15,698

	77,583	88,280

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.36% per annum for the year ended December 31, 2016 (2015: 1.31% per annum).

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2016	December 31, 2015
	RMB	RMB

Trade payables	80,606	69,496

Advances from customers	60,590	50,930

Salaries and welfare payable	5,396	5,900

Accrued expenses	123	104

Dividends payable by subsidiaries to non-controlling shareholders	2,356	475

Interest payable	4,536	2,995

Construction fee and equipment cost payables	118,011	133,389

Loans borrowed from related parties	1,432	11,055

Other	37,630	56,696

	310,680	331,040

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB

Within 1 year	74,450	64,830
Between 1 and 2 years	3,293	1,987
Between 2 and 3 years	944	1,106
Over 3 years	1,919	1,573

	80,606	69,496

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

28	BORROWINGS

	December 31, 2016	December 31, 2015
	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	71,969	70,059

Current portion of long-term borrowings	71,415	36,167

	143,384	106,226

Long-term borrowings	372,887	434,475

	516,271	540,701

Borrowings of the Group of RMB 65,692 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2016 (December 31, 2015: RMB 72,625).

The Group’s borrowings include secured liabilities totaling RMB 251 at December 31, 2016 (December 31, 2015: RMB 104).

	December 31, 2016	December 31, 2015
	RMB	RMB

Total borrowings:
- interest free	145	199
- at fixed rates	282,822	358,289
- at floating rates	233,304	182,213

	516,271	540,701

Weighted average effective interest rates:
- bank loans	1.86%	2.15%
- corporate debentures	3.81%	4.59%
- medium-term notes	3.86%	3.97%
- other loans	3.77%	3.69%

The borrowings by major currency at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB

RMB	372,111	413,023
US Dollar	136,829	120,180
Other currency	7,331	7,498

	516,271	540,701

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 438,805 (December 31, 2015: RMB 465,848) at December 31, 2016. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.09% to 4.90% per annum as of December 31, 2016 (December 31, 2015: 0.06% to 5.60% ) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within 1 year	160,572	125,377
Between 1 and 2 years	102,096	114,772
Between 2 and 5 years	209,653	267,560
After 5 years	106,879	107,439

	579,200	615,148

29	SHARE CAPITAL

	December 31, 2016	December 31, 2015
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

30	RESERVES AND RETAINED EARNINGS

(a) Reserves

	Group		Company
	2016	2015	2016	2015
	RMB	RMB	RMB	RMB

Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	186,840	184,737	175,748	173,645
Transfer from retained earnings	—	2,103	—	2,103

Ending balance	186,840	186,840	175,748	175,748

Special Reserve-Safety Fund Reserve
Beginning balance	11,648	10,345	7,350	7,027
Safety fund reserve	1,540	1,303	442	323

Ending balance	13,188	11,648	7,792	7,350

Currency Translation Differences
Beginning balance	(37,066)	(20,114)	—	—
Currency translation differences	7,772	(16,952)	—	—

Ending balance	(29,294)	(37,066)	—	—

Other Reserves
Beginning balance	(9,790)	(22,706)	(6,214)	(6,425)
Equity transaction with non-controlling interests	224	—	—	—
Acquisition of subsidiaries	(259)	12,530	—	—
Fair value (loss) / gain on available-for-sale financial assets	(128)	270	(45)	(76)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	313	130	300	144
Other	404	(14)	48	143

Ending balance	(9,236)	(9,790)	(5,911)	(6,214)

	294,806	284,940	308,310	307,565

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve

Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2016, the Company’s distributable reserve amounted to RMB 574,536 (December 31, 2015: RMB 598,337).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) The Company’s retained earnings

	2016	2015
	RMB	RMB
At beginning of the year	607,474	617,560
Total comprehensive income for the year	(15,597)	21,036
Transfer to reserves	—	(2,103)
Dividends	(8,450)	(29,005)
Other	200	(14)

At end of the year	583,627	607,474

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	2016	2015
	RMB	RMB
At beginning of the year	(3,807)	905
Transfer to profit and loss (Note 12)	(3,994)	(3,272)
Credit to other comprehensive income	1,081	(1,449)
Acquisition of subsidiaries	—	9

At end of the year	(6,720)	(3,807)

Deferred tax balances before offset are attributable to the following items:

	December 31, 2016	December 31, 2015
	RMB	RMB
Deferred tax assets:
Receivables and inventories	7,786	9,447
Tax losses	30,438	29,712
Impairment of long-term assets	7,551	7,045
Other	7,184	7,809

Total deferred tax assets	52,959	54,013

Deferred tax liabilities:
Accelerated tax depreciation	32,639	37,039
Other	13,600	13,167

Total deferred tax liabilities	46,239	50,206

Net deferred tax assets	6,720	3,807

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Deferred tax assets	20,360	16,927
Deferred tax liabilities	13,640	13,120

32	ASSET RETIREMENT OBLIGATIONS

	2016	2015
	RMB	RMB
At beginning of the year	117,996	109,154
Liabilities incurred	2,942	4,266
Liabilities settled	(843)	(677)
Accretion expense (Note 10)	5,126	5,950
Currency translation differences	171	(697)

At end of the year	125,392	117,996

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2016 amounted to RMB 16,184 (2015: RMB 16,357).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2016 and 2015, the Group did not guarantee related parties or third parties any borrowings or others.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31,

2016 and 2015 under non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
No later than 1 year	10,108	9,859
Later than 1 year and no later than 5 years	30,757	30,425
Later than 5 years	148,961	152,053

	189,826	192,337

(b) Capital commitments

At December 31, 2016, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 59,664 (December 31, 2015: RMB 56,310).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 639 for the year ended December 31, 2016 (2015: RMB 643).

Estimated annual payments for the next five years are as follows:

	December 31, 2016	December 31, 2015
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2016		2015
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	39,481	2	33,482	2
CNPC and its fellow subsidiaries	91,094	6	80,045	5

	130,575	8	113,527	7

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the

Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 104,034 for the year ended December 31, 2016 (2015: RMB 106,304).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 5,053 for the year ended December 31, 2016 (2015: RMB 6,919).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 292,168 for the year ended December 31, 2016 (2015: RMB 322,028).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,058 for the year ended December 31, 2016 (2015: RMB 1,141).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	December 31, 2016	December 31, 2015
	RMB	RMB
Accounts receivable	6,657	6,658
Prepayments and other receivables	9,123	7,253
Other current assets	4,486	—
Other non-current assets	11,084	11,619
Accounts payable and accrued liabilities	64,772	78,802
Other non-current liabilities	3,755	3,406

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 224 for the year ended December 31, 2016 (2015: RMB 304). The balance of deposits at December 31, 2016 was RMB 32,626 (December 31, 2015: RMB 19,961).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 12,139 for the year ended December 31, 2016 (2015: RMB 14,739).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2016 were RMB 255,285 (December 31, 2015: RMB 326,671).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 819 for the year ended December 31, 2016 (December 31, 2015: RMB 238).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable adjusted to approximately RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the

Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	2016	2015
	RMB’000	RMB’000
Emoluments and other benefits	12,549	11,256
Contribution to retirement benefit scheme	1,712	1,915

	14,261	13,171

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

38	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2016 and 2015 are as follows:

Year Ended December 31, 2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortisation	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)

Profit / (loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635

Finance costs:
Exchange gain						12,828
Exchange loss						(11,571)
Interest income						2,491
Interest expense						(23,348)

Total net finance costs						(19,600)

Share of profit of associates and joint ventures	(158)	13	552	204	3,494	4,105

Profit before income tax expense						45,140
Income tax expense						(15,768)

Profit for the year						29,372

Segment assets	1,260,009	324,357	384,123	546,485	1,434,141	3,949,115
Other assets						25,766
Investments in associates and joint ventures	42,398	1,262	10,455	3,305	21,547	78,967
Elimination of intersegment balances (a)						(1,657,197)

Total assets						2,396,651

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386

Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727
Other liabilities						58,839
Elimination of intersegment balances (a)						(697,650)

Total liabilities						1,023,916

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortisation	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)

Profit / (loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252

Finance costs:
Exchange gain						9,536
Exchange loss						(10,168)
Interest income						2,019
Interest expense						(24,328)

Total net finance costs						(22,941)

Share of profit of associates and joint ventures	(5,599)	66	(156)	4,206	2,987	1,504

Profit before income tax expense						57,815
Income tax expense						(15,726)

Profit for the year						42,089

Segment assets	1,221,942	311,149	343,721	597,240	1,518,486	3,992,538
Other assets						28,043
Investments in associates and joint ventures	32,413	1,249	9,517	3,424	24,373	70,976
Elimination of intersegment balances (a)						(1,697,713)

Total assets						2,393,844

Capital expenditure	157,822	15,725	7,061	20,360	1,270	202,238

Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041
Other liabilities						47,261
Elimination of intersegment balances (a)						(706,492)

Total liabilities						1,049,810

Geographical information

	Revenue		Non-current assets (b)
	2016	2015	December 31, 2016	December 31, 2015
	RMB	RMB	RMB	RMB
Mainland China	1,101,055	1,185,189	1,739,351	1,796,288
Other	515,848	540,239	253,264	228,416

	1,616,903	1,725,428	1,992,615	2,024,704

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

39	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes		2016	2015
			RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment			1,032,025	1,073,048
Investments in associates and joint ventures			27,399	32,256
Available-for-sale financial assets			1,298	1,565
Subsidiaries			355,358	352,918
Advance operating lease payments			55,397	55,172
Intangible and other non-current assets			29,949	31,334
Deferred tax assets			17,259	13,493

TOTAL NON-CURRENT ASSETS			1,518,685	1,559,786

CURRENT ASSETS
Inventories			96,982	91,912
Accounts receivable			7,637	7,362
Prepaid expenses and other current assets			102,969	169,855
Notes receivable			8,356	6,745
Cash and cash equivalents			15,201	12,970

TOTAL CURRENT ASSETS			231,145	288,844

CURRENT LIABILITIES
Accounts payable and accrued liabilities			188,188	194,057
Other taxes payable			30,908	22,517
Short-term borrowings			95,810	124,094

TOTAL CURRENT LIABILITIES			314,906	340,668

NET CURRENT LIABILITIES			(83,761)	(51,824)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,434,924	1,507,962

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings	30	(b)	583,627	607,474
Reserves	30	(a)	308,310	307,565

TOTAL EQUITY			1,074,958	1,098,060

NON-CURRENT LIABILITIES
Long-term borrowings			265,625	320,829
Asset retirement obligations			88,006	83,094
Other long-term obligations			6,335	5,979

TOTAL NON-CURRENT LIABILITIES			359,966	409,902

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,434,924	1,507,962

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 30, 2017 and will be submitted to shareholders for approval at the annual general meeting to be held on June 8, 2017.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2016 and 2015 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group

Reserves at December 31, 2014	10,593	71,098	22,443

Changes resulting from:

Revisions of previous estimates	(1,663)	(206)	(1,697)

Improved recovery	106	—	106

Extensions and discoveries	457	9,764	2,084

Production	(972)	(3,131)	(1,494)

Reserves at December 31, 2015	8,521	77,525	21,442

Changes resulting from:

Revisions of previous estimates	(747)	(308)	(799)

Improved recovery	93	—	93

Extensions and discoveries	492	4,770	1,287

Production	(921)	(3,275)	(1,467)

Reserves at December 31, 2016	7,438	78,712	20,556

Proved developed reserves at:

December 31, 2015	6,196	40,406	12,930

December 31, 2016	5,176	40,664	11,953

Proved undeveloped reserves at:

December 31, 2015	2,325	37,119	8,512

December 31, 2016	2,262	38,048	8,603

Equity method investments

Share of proved developed and undeveloped reserves of associates and joint ventures

December 31, 2015	504	354	563

December 31, 2016	504	348	562

At December 31, 2016, total proved developed and undeveloped reserves of the Group and equity method investments is 21,118 million barrels of oil equivalent (December 31, 2015: 22,005 million barrels of oil equivalent), comprising 7,942 million barrels of crude oil and condensate (December 31, 2015: 9,025 million barrels) and 79,060 billions of cubic feet of natural gas (December 31, 2015: 77,879 billions of cubic feet).

At December 31, 2016, 6,341 million barrels (December 31, 2015: 7,650 million barrels) of crude oil and condensate and 76,245 billion cubic feet (December 31, 2015: 75,858 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 1,097 million barrels (December 31, 2015: 871 million barrels) of crude oil and condensate and 2,467 billion cubic feet (December 31, 2015: 1,667 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Capitalised Costs

	December 31, 2016	December 31, 2015
	RMB	RMB
The Group
Property costs and producing assets	1,519,124	1,421,608
Support facilities	390,089	378,279
Construction-in-progress	100,114	109,007

Total capitalised costs	2,009,327	1,908,894
Accumulated depreciation, depletion and amortisation	(1,063,500)	(929,554)

Net capitalised costs	945,827	979,340

Equity method investments
Share of net capitalised costs of associates and joint ventures	28,999	30,418

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Exploration costs	28,413	685	29,098

Development costs	83,785	13,870	97,655

Total	112,198	14,555	126,753

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,990	1,990

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Property acquisition costs	—	456	456

Exploration costs	28,542	1,011	29,553

Development costs	100,328	18,611	118,939

Total	128,870	20,078	148,948

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,798	2,798

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2016 and 2015 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	32,674	33,033	65,707

Inter-segment sales	245,091	2,898	247,989

	277,765	35,931	313,696

Production costs excluding taxes	(110,977)	(7,233)	(118,210)

Exploration expenses	(17,952)	(624)	(18,576)

Depreciation, depletion and amortisation	(123,268)	(18,973)	(142,241)

Taxes other than income taxes	(16,056)	(3,133)	(19,189)

Accretion expense	(4,930)	(196)	(5,126)

Income taxes	(2,150)	(1,161)	(3,311)

Results of operations from producing activities	2,432	4,611	7,043

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	649	649

Total of the Group and equity method investments results of operations for producing activities	2,432	5,260	7,692

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	41,980	35,983	77,963

Inter-segment sales	292,656	4,696	297,352

	334,636	40,679	375,315

Production costs excluding taxes	(114,848)	(9,177)	(124,025)

Exploration expenses	(17,045)	(1,335)	(18,380)

Depreciation, depletion and amortisation	(112,566)	(22,753)	(135,319)

Taxes other than income taxes	(23,727)	(5,050)	(28,777)

Accretion expense	(5,720)	(230)	(5,950)

Income taxes	(15,629)	(1,290)	(16,919)

Results of operations from producing activities	45,101	844	45,945

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	(4,188)	(4,188)

Total of the Group and equity method investments results of operations for producing activities	45,101	(3,344)	41,757

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2016 and 2015 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2016 and 2015 is as follows:

RMB
The Group
At December 31, 2016
Future cash inflows	4,585,822
Future production costs	(1,896,044)
Future development costs	(553,558)
Future income tax expense	(447,997)

Future net cash flows	1,688,223
Discount at 10% for estimated timing of cash flows	(931,412)

Standardised measure of discounted future net cash flows	756,811

RMB
The Group
At December 31, 2015
Future cash inflows	5,443,534
Future production costs	(2,181,423)
Future development costs	(444,553)
Future income tax expense	(567,946)

Future net cash flows	2,249,612
Discount at 10% for estimated timing of cash flows	(1,188,237)

Standardised measure of discounted future net cash flows	1,061,375

At December 31, 2016, RMB 731,206 (December 31, 2015: RMB 1,023,933) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 25,605 (December 31, 2015: RMB 37,442) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2016	13,550
December 31, 2015	19,712

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	RMB	RMB
The Group
Beginning of the year	1,061,375	1,595,704
Sales and transfers of oil and gas produced, net of production costs	(167,108)	(209,600)
Net changes in prices and production costs and other	(370,257)	(716,150)
Extensions, discoveries and improved recovery	81,248	157,220
Development costs incurred	32,918	49,064
Revisions of previous quantity estimates	(61,816)	(121,809)
Accretion of discount	113,324	172,090
Net change in income taxes	67,127	134,856
Sales	—	—

End of the year	756,811	1,061,375

CORPORATE INFORMATION

Board of Directors

Chairman:	Wang Yilin

Vice Chairman and Non-executive Director:	Zhang Jianhua

Vice Chairman, Executive Director and President:	Wang Dongjin

Executive Director:	Zhao Zhengzhang

Non-executive Directors:	Xu Wenrong	Yu Baocai	Shen Diancheng

	Liu Yuezhen	Liu Hongbin

Independent Non-executive Directors:	Chen Zhiwu	Richard H. Matzke

	Lin Boqiang	Zhang Biyi

Secretary to the Board of Directors:	Wu Enlai

Supervisory Committee

Chairman:	Guo Jinping

Supervisors:	Zhang Fengshan	Li Qingyi	Jia Yimin

	Jiang Lifu	Yang Hua	Li Jiamin

	Li Wendong	Liu Xianhua

Other Senior Management

	Sun Longde	Huang Weihe	Xu Fugui

	Lin Aiguo	Wang Lihua	Wu Enlai

	Lv Gongxun	Tian Jinghui	Chai Shouping

Authorised Representatives

	Liu Yuezhen	Wu Enlai

Auditors
Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen LLP
8th Floor, Prince’s Building	8th Floor, KPMG Tower, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor
1 Jianguomenwai Avenue	Gloucester Tower
Beijing	The Landmark
15 Queen’s Road
Central
Hong Kong
as to PRC law:
King & Wood Mallesons
20/F, East Tower , World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank Corporation
25 Finance Street Xicheng District Beijing, PRC	Limited
29 Fuchengmenwai Avenue
Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China Limited
23A Fuxing Road
Haidian District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2017. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2016 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Wang Yilin, Chairman of the Company, Mr. Wang Dongjin, Vice Chairman and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2016 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and senior management:

Wang Yilin	Zhang Jianhua	Wang Dongjin	Xu Wenrong	Yu Baocai

Shen Diancheng	Liu Yuezhen	Liu Hongbin	Zhao Zhengzhang	Chen Zhiwu

Richard H. Matzke	Lin Boqiang	Zhang Biyi	Sun Longde	Huang Weihe

Xu Fugui	Lin Aiguo	Wang Lihua	Wu Enlai	Lv Gongxun

Tian Jinghui	Chai Shouping

March 30, 2017

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

This report is printed on recycled paper made in the People's Republic of China.

Designer: CNPC Printing Company Limited [illegible]